UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Barnes & Noble, Inc.

(Name of Subject Company)

Barnes & Noble, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

067774109

(CUSIP Number of Class of Securities)

Bradley A. Feuer

Vice President, General Counsel and Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person Filing Statement)

Renee Wilm Mollie Duckworth Adorys Velazquez Baker Botts L.L.P. 30 Rockefeller Plaza New York, NY 10012 (212) 408-2500	Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Barnes & Noble, Inc., a Delaware corporation (“Barnes & Noble,” the “Company,” “we,” “us” or “our”). Barnes & Noble’s principal executive offices are located at 122 Fifth Avenue, New York, NY 10011, and its telephone number is (212) 633-3300.

(b)	Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Barnes & Noble’s shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”). As of July 5, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, there were:

•

73,206,809 Shares issued and outstanding (including 169,899 Shares subject to restrictions and issued pursuant to the Company’s Amended and Restated 2009 Incentive Plan (the “Amended 2009 Plan”) (such Shares, “Restricted Shares”));

•	1,000,000 shares of Series K Preferred Stock reserved for issuance under the Company’s shareholder rights plan;

•

2,135,196 Shares issuable upon the exercise of outstanding options (“Options”), unvested restricted stock units (other than PSUs as hereinafter defined, “RSUs”) and unvested performance share units (“PSUs”) granted and outstanding under the Company’s 2004 Incentive Plan (the “2004 Plan”), the Company’s 2009 Incentive Plan (the “2009 Plan”) and the Amended 2009 Plan; and

•	no shares of preferred stock, par value $0.001 per Share, outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of Barnes & Noble, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. The Company’s website address is www.barnesandnoble.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Chapters Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation (“Parent”), which is controlled by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and, together with Elliott Associates, the “Sponsors”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition (as defined below), all of the outstanding Shares at a purchase price of $6.50 per Share (the “Offer Price”), net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on July 9, 2019 by the Offeror and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer and withdrawal rights will expire at 5:00 p.m., New York City Time, on August 6, 2019 (the “Expiration Time”), unless the Offeror has extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by the Offeror, will expire.

The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among Parent, the Offeror and the Company (as it may be further amended and supplemented from time to time, the “Merger Agreement”), which amended and restated in its entirety the Agreement and Plan of Merger, dated as of June 6, 2019, by and among Parent, the Offeror and the Company (the “Original Merger Agreement”). A summary of the material terms of the Merger Agreement is contained in “The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents” of the Offer to Purchase. The Offer is conditioned upon the satisfaction or waiver of certain conditions, including that the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h)(6) of the Delaware General Corporation Law (the “DGCL”)), together with the Shares then owned by the Offeror and its affiliates, represents at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”). The conditions of the Offer are described further in “The Tender Offer—Section 13—Conditions of the Offer” of the Offer to Purchase.

The Merger Agreement provides, among other things, that, subject to the terms and conditions of the Merger Agreement including the satisfaction or waiver of all of the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), the Offeror will, and Parent will cause the Offeror to, (i) promptly, and, in any event, no later than 9:00 a.m., Eastern Time, on the next business day (calculated as set forth in Rule 14d-1(g)(3) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), immediately following the Expiration Time, irrevocably accept for payment (the time of such acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered and not properly withdrawn pursuant to the Offer, and (ii) as promptly as practicable following the Offer Acceptance Time, and in any event not later than the second business day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter, pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. As soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer, and subject to the satisfaction or waiver of certain conditions, at the effective time of the Merger (the “Effective Time”), the Offeror will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger will be effected without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each issued and outstanding Share (other than (i) Shares owned by the Company or any of its subsidiaries (including shares held as treasury stock), or owned by Parent or the Offeror (including any shares acquired by the Offeror in the Offer) and (ii) Shares owned by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will be converted automatically into the right to receive the Offer Price, net of applicable withholding taxes and without interest. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, excluding the Financing (as defined below), are collectively referred to as the “Transactions.”

In connection with the Transactions, Parent has obtained debt financing commitments from third-party banks (as described in “The Tender Offer—Section 12—Sources and Amount of Funds—Debt Financing” of the Offer to Purchase, the “Debt Financing”) and equity financing commitments from the Sponsors (as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Offeror and Parent and their Affiliates—Equity Commitment Letter” of this Schedule 14D-9, which is incorporated by reference herein, the “Equity Financing” and together with the Debt Financing, the “Financing”), in each case to fund the Transactions. The Merger Agreement requires Parent to use reasonable best efforts to arrange the Debt Financing on terms and conditions not less favorable to Parent than those described in the Debt Financing commitments and Parent must, and must cause its affiliates to, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter (as defined below).

The Offer is made only for Shares (other than Restricted Shares) and is not made for any Options, RSUs or PSUs (collectively, the “Company Equity Awards”). The Merger Agreement provides that, unless specifically agreed otherwise in writing with the holder of the applicable Company Equity Award: (a) as of the Effective Time, each then-outstanding Option will be cancelled and converted into the right to receive an amount in cash equal to the result of (A) the product of (x) the number of outstanding Shares subject to such Option multiplied by (y) the Offer Price, minus (B) the aggregate exercise price of such Option, provided that if the per share exercise price of any such Option is equal to or greater than the Offer Price, such Option will be cancelled and terminated without any cash payment being made in respect thereof; (b) immediately prior to the Effective Time, each then-outstanding Restricted Share will become fully vested and, after any applicable reduction for withholding, will be treated in the same manner as all other outstanding Shares pursuant to the Merger Agreement; (c) except as described below, as of the Effective Time, each then-outstanding RSU will be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the number of Shares underlying all RSUs held by such holder immediately prior to the Effective Time, multiplied by (B) the Offer Price (the “RSU Consideration”); and (d) except as described below, as of the Effective Time, each then-outstanding PSU will be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the number of Shares underlying all PSUs held by such holder immediately prior to the Effective Time, determined based on the greater of (x) the target level of Shares subject to such PSU or (y) the number of PSUs earned based on performance through the Effective Time, as determined by the Compensation Committee of the board of directors of Barnes & Noble (the “Barnes & Noble Board”) immediately prior to the Effective Time, multiplied by (B) the Offer Price (the “PSU Consideration”). Any RSUs and PSUs granted after the date of the Original Merger Agreement will vest no earlier than immediately prior to the Effective Time on a prorated basis (based on the amount of time lapsed from the grant date to the Effective Time and the target level of shares for PSUs) and the holder thereof will be entitled to receive the RSU Consideration or the PSU Consideration, as applicable, for such vested portion of RSUs and PSUs. The remaining portion of such RSUs and PSUs will be forfeited and cancelled immediately prior to the Effective Time without any payment therefor. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors, and Affiliates—Treatment of Company Equity Awards,” which is incorporated by reference herein.

According to the Offer to Purchase, the principal office address of the Offeror, Parent, and the Sponsors is c/o Elliott Management Corporation, 40 West 57th Street, New York, New York 10019, and the telephone number at the principal office is (212) 974-6000.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the information set forth in “The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, and is incorporated herein by reference.

For the reasons described below, the Barnes & Noble Board supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders (other than Parent and its subsidiaries) tender their Shares to the Offeror pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Special Committee of the Barnes & Noble Board

In connection with the Company’s strategic alternatives review process that was publicly announced on October 3, 2018, the Barnes & Noble Board formed a special committee (the “Special Committee”) comprised entirely of disinterested directors independent of the Company and Leonard Riggio, the Company’s founder and Executive Chairman, and his affiliates (due to Mr. Riggio’s expressed interest in potentially submitting a bid with respect to a possible going-private transaction involving the Company). The independent and disinterested directors selected to comprise the Special Committee were Mark Carleton (Chairman), Paul Guenther, Patricia Higgins and Kimberley Van Der Zon. The Barnes & Noble Board delegated to the Special Committee the authority to review, evaluate and negotiate the terms and conditions of any proposed transactions (including the Transaction) and, ultimately, to approve or, for transactions for which approval could not be delegated to a committee, to recommend, or recommend against, to the Barnes & Noble Board the consummation of such transaction.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no other material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or the Offeror or any of their respective executive officers, directors or affiliates, on the other hand.

(a)	Arrangements between the Company and its Executive Officers, Directors, and Affiliates.

Our executive officers, directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. The Barnes & Noble Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of the Company Equity Awards;

•

the potential receipt of certain payments and benefits under Barnes & Noble’s Change in Control Severance Plan or under individual letter agreements upon certain types of terminations of employment following the consummation of the Transactions;

•	the potential receipt of certain payments and benefits under individual retention agreements; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and affiliates, please see the information under the heading “Proposal No. 2 Advisory Vote on Executive Compensation” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on August 24, 2018, and the information under the heading “Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the Current Reports on Form 8-K filed by the Company on December 7, 2018, March 8, 2019 and March 25, 2019, which excerpts are incorporated herein by reference as Exhibits (e)(41) through (e)(44), respectively.

Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

The following table sets forth (i) the number of Shares beneficially owned as of July 5, 2019 by each of our executive officers and directors (which, for clarity, excludes Restricted Shares and Shares subject to issuance pursuant to granted and outstanding Options, RSUs and PSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
George Campbell, Jr.	72,950	474,175
Mark D. Carleton	55,919	363,474
Scott S. Cowen	60,660	394,290
William Dillard, II	116,164	755,066
Al Ferrara	28,563	185,660
Paul B. Guenther	41,765	271,473
Patricia L. Higgins	87,388	568,022
Irwin Simon	—	—
Kimberley A. Van Der Zon	17,605	114,433
Bradley A. Feuer	44,470	289,055
Joseph Gorman	—	—
Peter M. Herpich	16,541	107,513
Mary Ellen Keating	52,922	343,993
Allen W. Lindstrom	122,393	795,557
Tim Mantel	11,701	76,057
Carlo Pochintesta	—	—
Leonard Riggio	14,052,232	91,339,508
Michelle Smith	43,899	285,344
William E. Wood	23,370	151,905

All of our current directors and executive officers as a group	14,848,542	96,515,522

Treatment of Company Equity Awards

Except as otherwise expressly agreed in writing with the holder of the applicable Company Equity Award and conditioned upon the occurrence of the Effective Time, each Company Equity Award will be treated in the following manner:

Options. Pursuant to the Merger Agreement, as of the Effective Time, each then outstanding Option (whether or not vested or exercisable and automatically without any further action required of the holder of any such Option) will be cancelled and the holder thereof will cease to have any rights with respect thereto but will instead be entitled to receive an amount in cash equal to the result of (A) the product of (x) the number of Shares subject to such Option multiplied by (y) the Offer Price, minus (B) the aggregate exercise price of such Option (the “Option Consideration”); provided, however, that if the per share exercise price of any such Option is equal to or greater than the Offer Price, such Option will be cancelled and terminated without any cash payment being made in respect thereof.

Restricted Shares. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each then outstanding Restricted Share (automatically without any further action required of the holder of any such

Restricted Shares) will be fully vested and such Restricted Shares, after any applicable reduction for withholding, will be treated in the same manner as all other outstanding Shares pursuant to the Merger Agreement.

Restricted Stock Units. Except as described below in respect of any RSU granted after the date of the Merger Agreement, pursuant to the Merger Agreement, as of the Effective Time, each then outstanding RSU (whether or not vested and automatically without any further action required of the holder of any such RSU) will be cancelled and the holder thereof will cease to have any rights with respect thereto but will instead be entitled to receive an amount in cash equal to the product of (A) the number of Shares underlying all RSUs held by such holder immediately prior to the Effective Time, multiplied by (B) the Offer Price (the “RSU Consideration”).

Performance Stock Units. Except as described below with respect to any PSU granted after the date of the Merger Agreement, pursuant to the Merger Agreement, as of the Effective Time, each then outstanding PSU (whether or not vested and automatically without any further action required of the holder of any such PSU) will be cancelled and the holder thereof will cease to have any rights with respect thereto but will instead be entitled to receive an amount in cash equal to the product of (A) the number of Shares underlying all PSUs held by such holder immediately prior to the Effective Time, determined based on the greater of (x) the target level of Shares subject to such PSU or (y) the number of PSUs earned based on performance through the Effective Time, as determined by the Compensation Committee of the Barnes & Noble Board immediately prior to the Effective Time, multiplied by (B) the Offer Price (the “PSU Consideration” and, together with the Option Consideration and the RSU Consideration, the “Equity Award Consideration”).

Parent will cause the Surviving Corporation to pay the applicable Equity Award Consideration, without interest thereon, at the Effective Time or as soon practicable thereafter (but in no event later than the date which is the later of (x) seven Business Days after the Effective Time and (y) the date of the Company’s first regularly scheduled payroll after the Effective Time).

Prior to the Effective Time, the Barnes & Noble Board (or, if appropriate, any committee thereof administering the Company’s Amended and Restated 2009 Incentive Plan and/or Company Equity Awards) will adopt any resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards.

Pursuant to the Merger Agreement, any RSUs or PSUs granted after the date of the Original Merger Agreement will vest no earlier than immediately prior to the Effective Time on a prorated basis (based on the amount of time lapsed from the grant date to the Effective Time and target level performance for PSUs) and the holder thereof will be entitled to receive the applicable Equity Award Consideration for such vested portion of the RSUs or PSUs. The remaining portion of any RSUs or PSUs granted after the date of the Original Merger Agreement that do not vest as provided in the previous sentence will be forfeited and cancelled immediately prior to the Effective Time without any payment therefor.

Since May 10, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting or settlement of Restricted Shares, RSUs or PSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

The table below sets forth, for each of our executive officers and directors holding Options as of July 5, 2019 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Option Consideration by the number of Shares subject to such Options.

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
George Campbell, Jr.	—	—	—	—	—	—	—
Mark D. Carleton	—	—	—	—	—	—	—
Scott S. Cowen	—	—	—	—	—	—	—
William Dillard, II	—	—	—	—	—	—	—
Al Ferrara	—	—	—	—	—	—	—
Paul B. Guenther	—	—	—	—	—	—	—
Patricia L. Higgins	—	—	—	—	—	—	—
Irwin Simon	—	—	—	—	—	—	—
Kimberley A. Van Der Zon	—	—	—	—	—	—	—
Bradley A. Feuer	8,577	8.76	—	—	—	—	—
Joseph Gorman	—	—	—	—	—	—	—
Peter M. Herpich	—	—	—	—	—	—	—
Mary Ellen Keating	40,028	10.35	—	—	—	—	—
Allen W. Lindstrom	53,371	10.35	—	—	—	—	—
Tim Mantel	—	—	—	—	—	—	—
Carlo Pochintesta	—	—	—	—	—	—	—
Leonard Riggio	—	—	—	—	—	—	—
Michelle Smith	40,028	10.35	—	—	—	—	—
William E. Wood	—	—	—	—	—	—	—

The table below sets forth, for each of our executive officers and directors holding Restricted Shares, RSUs and PSUs as of July 5, 2019, (i) the aggregate number of Shares subject to such Restricted Shares, RSUs and PSUs (with the number of Shares subject to PSUs based on deemed achievement of all applicable performance goals at the target level of Shares subject to such PSU) and (ii) the value of cash amounts payable in respect of such Restricted Shares, RSUs and PSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such Restricted Shares, RSUs and PSUs (with the number of Shares subject to PSUs based on deemed achievement of all applicable performance goals at the target level of Shares subject to such PSU). All Restricted Shares, RSUs and PSUs currently held by our executive officers and directors as of July 5, 2019 are unvested.

Name of Executive Officer or Director	Number of Restricted Shares (#)	Cash Consideration for Restricted Shares ($)	Number of RSUs (#)	Cash Consideration for RSUs ($)	Number of PSUs (#)	Cash Consideration for PSUs ($)
George Campbell, Jr.	18,796	122,174	—	—	—	—
Mark D. Carleton	18,796	122,174	—	—	—	—
Scott S. Cowen	18,796	122,174	—	—	—	—
William Dillard, II	18,796	122,174	—	—	—	—
Al Ferrara	18,796	122,174	—	—	—	—
Paul B. Guenther	18,796	122,174	—	—	—	—
Patricia L. Higgins	18,796	122,174	—	—	—	—
Irwin Simon	19,531	126,952	—	—	—	—
Kimberley A. Van Der Zon	18,796	122,174	—	—	—	—
Bradley A. Feuer	—	—	33,650	218,725	44,731	290,752
Joseph Gorman	—	—	36,363	236,360	—	—
Peter M. Herpich	—	—	33,650	218,725	44,731	290,752
Mary Ellen Keating	—	—	33,650	218,725	44,731	290,752
Allen W. Lindstrom	—	—	89,731	583,252	119,284	775,346
Tim Mantel	—	—	79,224	514,956	40,909	265,909
Carlo Pochintesta	—	—	4,545	29,543	—	—
Leonard Riggio	—	—	—	—	—	—
Michelle Smith	—	—	33,650	218,725	44,731	290,752
William E. Wood	—	—	67,298	437,437	89,463	581,510

Employment Arrangements

Change in Control Severance Plan. Messrs. Feuer, Gorman, Lindstrom, Mantel and Wood and Ms. Keating are each entitled to certain change in control severance benefits pursuant to the Barnes & Noble, Inc. Change in Control Severance Plan (the “CIC Severance Plan”). The Transactions, if and when consummated, will constitute a change in control under the CIC Severance Plan.

In the event that a participating executive officer’s employment is terminated by the Company without “cause” or if the executive officer resigns for “good reason,” in either case within two years following a change in control, then, subject to the executive’s execution of an irrevocable release of claims in favor of the Company, the executive officer will be entitled to receive (i) a lump-sum cash severance payment equal to two times the sum of the executive officer’s annual base salary and target bonus; (ii) a prorated bonus for the year in which the termination occurs based on actual performance, paid when we normally pay bonuses to employees; and (iii) payment of COBRA premiums for 18 months following the date of termination.

In the event payments under the CIC Severance Plan would trigger the “golden parachute” excise tax under Sections 280G and 4999 of the Internal Revenue Code, such payments will be reduced if such reduction would result in a greater after-tax benefit to the participant.

For purposes of the CIC Severance Plan, “cause” means:

•	engaging in intentional misconduct or gross negligence that, in either case, is injurious to Company;

•

indictment, entry of a plea of nolo contendere or conviction by a court of competent jurisdiction with respect to any crime or violation of law involving fraud or dishonesty (with the exception of misconduct based in good faith on the advice of professional consultants, such as attorneys and accountants) or any felony (or equivalent crime in a non-U.S. jurisdiction);

•

any gross negligence, intentional acts or intentional omissions by an executive officer (as determined by a majority vote of the Barnes & Noble Board in its reasonable discretion and judgment) that constitute fraud, dishonesty, embezzlement or misappropriation in connection with the performance of the executive officer’s employment duties and responsibilities;

•

engaging in any act of intentional misconduct or moral turpitude (as determined by a majority vote of the Barnes & Noble Board in its reasonable discretion and judgment) reasonably likely to adversely affect the Company or its business;

•	abuse of or dependency on alcohol or drugs (illicit or otherwise) that adversely affects such executive officer’s job performance;

•

willful failure or refusal to properly perform (as determined by a majority vote of the Barnes & Noble Board in its reasonable discretion and judgment) the duties, responsibilities or obligations of such executive officer’s employment for reasons other than disability or authorized leave, or to properly perform or follow (as determined by a majority vote of the Barnes & Noble Board in its reasonable discretion and judgment) any lawful direction by the Company (with the exception of a willful failure or refusal to properly perform based in good faith on the advice of professional consultants, such as attorneys and accountants); or

•

material breach of the terms of the CIC Severance Plan or of any other contractual duty to, written policy of, or written agreement with the Company (with the exception of a material breach based in good faith on the advice of professional consultants, such as attorneys and accountants);

provided that the Company will provide the executive officer with written notice of the events or occurrences described in this definition, and, to the extent curable, an opportunity to cure within 10 calendar days.

For purposes of the CIC Severance Plan, “good reason” means the occurrence of any of the following without the executive officer’s written consent:

•	a material diminution of authority, duties or responsibilities;

•	a greater than 10% reduction in annual base salary or target bonus, in each case, measured as of immediately prior to such reduction;

•	relocation of the principal executive offices of the Company to a location more than 50 miles from New York City; or

•	the Company’s failure to make material payments as required by any employment agreement or offer letter entered into with such executive officer.

A participating executive officer will only be deemed to terminate employment for good reason if (A) such executive officer provides the Company with written notice of good reason within a period not to exceed 90 days after the initial existence of the condition alleged to give rise to good reason, (B) the Company fails to remedy the condition within 30 days of such notice and (C) the participating executive officer’s termination is within six months following the initial existence of the condition alleged to give rise to good reason.

Pursuant to the CIC Severance Plan, each participating executive officer is subject to a non-competition and non-solicitation of employees covenant for 12 months following termination of employment. In addition, the participating executive officers are also subject to covenants pertaining to non-disclosure of confidential information and non-disparagement, which covenants survive the termination of their employment indefinitely.

Retention Awards. Messrs. Gorman, Lindstrom, Mantel and Wood and Ms. Keating were each granted a cash retention award in March 2019, and Mr. Herpich was granted a retention award in December 2018, each in an amount equal to the amount set forth beside such individual’s name on the chart below (the “Retention Awards”).

Name	Retention Award ($)
Allen W. Lindstrom	1,050,000
William E. Wood	960,000
Joseph Gorman	960,000
Tim Mantel	960,000
Mary Ellen Keating	896,000
Peter M. Herpich	100,000

The Retention Awards for Messrs. Gorman, Lindstrom, Mantel and Wood and Ms. Keating will be payable upon the earlier of (i) the third anniversary of the grant date and (ii) the first anniversary of a “change in control,” subject to the executive officer’s continued employment as of the applicable date, and will be payable in addition to any payments the applicable executive officer may become entitled to under the CIC Severance Plan. In the event the executive officer’s employment is terminated without “cause” at any time, or, following a “change in control,” by the executive officer for “good reason,” he or she will be entitled to receive the Retention Award (subject to the execution of a release of claims).

Mr. Herpich’s Retention Award will be payable upon the later of (i) the date of the closing of the Merger (the “Closing Date”) and (ii) July 1, 2019, subject to his continued employment through such date. If Mr. Herpich voluntarily terminates his employment or the Company terminates his employment for cause, he will not receive the Retention Award.

Letter Agreements. Ms. Smith, Mr. Herpich and Mr. Pochintesta are not entitled to enhanced severance on a change in control, but are entitled to severance benefits upon a termination without “cause” pursuant to letter agreements with the Company equal to their current annual base salary, payable over 12 months in accordance with the Company’s normal pay practices and, for Ms. Smith and Mr. Herpich only, subsidized COBRA premiums at the active employee rate for 12 months following termination of employment.

The descriptions above are qualified in their entirety by reference to the CIC Severance Plan, the Retention Awards and the letter agreements, which are filed as Exhibits (e)(28) through (e)(40) hereto and incorporated herein by reference.

Although it is not currently anticipated that any of our executive officers will experience a termination of employment in connection with the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of the CIC Severance Plan, their Retention Awards and/or their letter agreements, as applicable (excluding the value of accelerating Company Equity Awards) would equal approximately $17,996,252, assuming that the consummation of the Transactions was July 5, 2019, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions.

Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

Background

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” disclosed in the Definitive

Proxy Statement on Schedule 14A filed on August 24, 2018. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described above in “—Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of July 5, 2019, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	the change in control was consummated on July 5, 2019, the latest practicable date prior to the filing of this Schedule 14D-9;

•	each named executive officer’s employment is terminated without “cause” or with “good reason” immediately following the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards is calculated using the Offer Price.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Leonard Riggio	—	—	—	—
Allen W. Lindstrom	3,233,836	1,358,598	44,009	4,636,443
Mary Ellen Keating	2,735,694	509,477	19,776	3,264,947
William E. Wood	2,947,068	1,018,947	44,889	4,010,904

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table included in our most recent annual report. While disclosure is therefore required with respect to Mr. Demos Parneros, our former Chief Executive Officer, and Frederic Argir, our former Vice President, Chief Digital Officer in that annual report, Mr. Parneros and Mr. Argir terminated employment with us in July 2018 and August 2018, respectively, and will not receive any compensation that is based on or otherwise relates to the Offer and the Merger.

(2)	The amount listed in this column represents the pre-tax value of the cash severance amount payable to each of the named executive officers, which consists of the following components:

(a) A cash severance payment equal to two times the sum of (i) base salary plus (ii) target bonus; and

(b) A cash severance payment equal to the prorated bonus for the year in which the termination occurs based on actual performance, paid when we normally pay bonuses to employees; for this purpose we have assumed target level performance.

In addition, the amount listed in this column represents the pre-tax value of the cash retention award which is payable on a “double-trigger” basis, and therefore payable on any termination providing for severance under the CIC Severance Plan.

All components of the cash amount are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment following the consummation of the Transactions). As a condition of receiving the severance benefits under the CIC Severance Plan and the retention awards, the named executive officers must execute a release of claims. If the named executive officer’s employment is not terminated, the cash retention awards will be paid on the first anniversary of the consummation of the Transactions if the officer remains employed until such date.

The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment($)	Prorated Bonus($)	Retention Award($)
Named Executive Officers
Leonard Riggio	—	—	—
Allen W. Lindstrom	2,100,000	83,836	1,050,000
Mary Ellen Keating	1,792,000	47,693	896,000
William E. Wood	1,920,000	67,068	960,000

(3)

As described in more detail above in “—Treatment of Company Equity Awards” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a “single-trigger” basis with respect to all unvested RSUs and PSUs (in the case of PSUs, based on the deemed achievement of all applicable performance goals at the target level of performance for each such PSU) held by such named executive officer as of July 5, 2019, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under “—Treatment of Company Equity Awards.” Such unvested Company Equity Awards are valued based on the Offer Price in respect of Shares subject to such RSUs and PSUs on a pre-tax basis at the Effective Time. With respect to RSUs and PSUs, this amount represents the value of cash amounts payable in respect of such RSUs and PSUs, calculated on a pre-tax basis by multiplying the Offer Price by the number of unvested Shares subject to such RSUs and PSUs (in the case of PSUs, based on the deemed achievement of all applicable performance goals at the target level of performance for each such PSU). No named executive officer holds any unvested Options or Restricted Shares.

(4)

Under the CIC Severance Plan, upon a qualifying termination of employment, subject to making an effective COBRA election regarding group health insurance, the Company will pay for the cost of COBRA coverage for a period of up to 18 months. Such benefits are “double-trigger” and are subject to the same conditions as the cash severance payment described above.

Employee Benefits

Pursuant to the Merger Agreement, for a period of one year following the Closing Date, the employees of the Company and its subsidiaries (including our executive officers) who remain in continuous employment with the Company and its subsidiaries following the Closing (the “Company Employees”) will receive (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such employee immediately prior to the Closing Date, and (ii) employee benefits and other compensation that, in the aggregate, are substantially comparable to the employee benefits (other than defined benefit pension and post-employment medical benefits and long-term incentive, change in control, transaction, retention, equity or equity-based compensation and benefits, except that Parent intends to put in place an equity-based incentive compensation program of a type that is customarily provided by private equity acquirors, with the design, terms, scope and recipients determined by Parent in its sole discretion) provided by or on behalf of the Company to such employee immediately prior to the Closing Date, provided that (x) except as set forth in clause (y), nothing in the Merger Agreement requires Parent or any of its subsidiaries (including the Surviving Corporation) to continue or adopt any specific plans or to continue the employment of any specific person and (y) Parent or one of its affiliates will, as of the Closing Date, continue the CIC Severance Plan, Retention Awards and certain other retention arrangements and company benefit plans for the periods set forth in the applicable plan or agreement.

Parent and Surviving Corporation are required to, for a period of one year following the Closing Date, maintain a severance pay practice for the benefit of each Company Employee that is no less favorable than the severance pay practice in effect and applicable to such Company Employee immediately prior to the Closing Date, provided that (x) this requirement will not enlarge or extend the rights of Company Employees whose severance benefits are subject to an existing employment, severance or similar agreement and (y) if the termination of any Company Employee occurs following the termination of any such employment, severance or similar agreement and prior to the first anniversary of the Closing, the applicable Company Employee will have the severance benefits provided under the severance pay practice that is in effect and that would otherwise have applied to such Company Employee immediately prior to the Closing Date in the absence of such employment, severance or similar agreement.

Pursuant to the Merger Agreement, with respect to any annual incentive bonuses that may be payable to Company Employees under the Company’s annual bonus plan in respect of the fiscal year in which the Closing occurs, Parent or one of its affiliates will assume and pay such bonuses in the ordinary course of business, subject to the performance and service requirements (including service through the applicable payment date) and other terms and conditions of the annual incentive plan established by the Company prior to the Closing Date in compliance with the Merger Agreement.

Pursuant to the Merger Agreement, Parent will recognize the service of Company Employees with the Company or its subsidiaries (or their respective affiliates) prior to the Closing as service with Parent or its affiliates in connection with any employee benefit plans, programs, contracts and arrangements (including 401(k) plans, severance, vacation, sick leave and holiday policies) maintained by Parent and its affiliates which is made available following the Closing Date by Parent and its affiliates for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding benefit accruals under any defined benefit plan and, to the extent permitted by law, post-employment medical benefit plan). Parent will cause the Surviving Corporation to (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any welfare benefit plan (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974) which is made available to Company Employees following the Closing Date by Parent or one of its affiliates to the extent such limitations or conditions would have been satisfied or waived under the terms of the comparable plan maintained by the Company or its subsidiaries (“Company Plan”) prior to the closing of the Merger, and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the corresponding Company Plan during the portion of the relevant plan year including the Closing Date.

Section 16 and Rule 14d-10 Matters

Prior to the Effective Time, each of the Company and Parent will take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Shares (including securities deliverable upon exercise, vesting or settlement of any Company Equity Awards or other derivative securities) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

Prior to the Offer Acceptance Time, the Compensation Committee of the Barnes & Noble Board to the extent required will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Barnes & Noble Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Offeror, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

In addition, although such other arrangements have not, to our knowledge, been finalized as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such other arrangements may include the right to purchase or participate in the equity of the Offeror or its affiliates. Any such other arrangements with our existing management team will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Annual compensation for our non-employee directors is as follows:

•	annual cash retainer of $70,000 for non-employee directors;

•

additional annual cash retainer paid to the chair of each of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee of $32,500, $22,500 and $20,000, respectively; and

•	effective October 3, 2018, an additional monthly cash retainer of $15,000 paid to the chair of the Special Committee and $10,000 for each other member of the Special Committee.

In addition, the Company granted each non-employee director 18,796 Restricted Shares (19,531 Restricted Shares to Irwin Simon) on October 4, 2018.

Indemnification of Directors and Officers; Insurance

The Merger Agreement requires that, prior to the Effective Time, the Company is required to, or if the Company is unable to Parent will cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officer’s liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), which D&O Insurance will (i) be for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against any of the present and former directors, officers and employees of the Company and its subsidiaries, and any individuals serving in such capacity at or with respect to other persons (each, an “Indemnified Person”) by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). In no event will the Company or the Surviving Corporation, as the case may be, be required to expend for such D&O Insurance an annual premium in excess of 300% of the premium amount per annum for the Company’s existing policies. If the aggregate premiums of such D&O Insurance exceed such amount, the Company or the Surviving Corporation, as the case may be, will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Surviving Corporation for any reason fails to obtain such

“tail” insurance policies as of the Effective Time, the Surviving Corporation will continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies, or the Surviving Corporation will purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies.

The Merger Agreement also requires that for six years after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless the Indemnified Persons from and against any losses, damages, liabilities, costs, expenses (including reasonable and documented attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent permitted by Delaware law or any other law or provided under the Company’s certificate of incorporation or bylaws as in effect on the date of the Original Merger Agreement. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the provision of the Merger Agreement referred to in the immediately preceding sentence, Parent will, and will cause the Surviving Corporation to, advance fees, costs and expenses (including reasonable and documented attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation. In order to receive such advancement of expenses, the Indemnified Persons must provide an undertaking to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to indemnification. In addition, for six years after the Effective Time, Parent will cause to be maintained in effect provisions of the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the Company’s certificate of incorporation and bylaws, each as in effect on the date of the Original Merger Agreement. Also, from and after the Effective Time, Parent must, and must cause the Surviving Corporation and its subsidiaries to, honor and comply with their respective obligations under any indemnification agreement with an Indemnified Person, and not to amend, repeal or otherwise modify any such agreement in any manner that would materially adversely affect any indemnification right of the Indemnified Person thereunder.

(b) Arrangements with the Offeror and Parent and their Affiliates.

Merger Agreement

On June 6, 2019, the Company, Parent and the Offeror entered into an Agreement and Plan of Merger, dated as of June 6, 2019, which was subsequently amended and restated in its entirety by the Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among the Company, Parent and the Offeror. The summary of the material provisions of the Merger Agreement contained in “The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents” and the description of the conditions of the Offer contained in “The Tender Offer—Section 13—Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on June 24, 2019. Such Current Report on Form 8-K and the Current Report on Form 8-K filed by the Company with the SEC on June 6, 2019 in connection with the Original Merger

Agreement provide stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Current Reports on Form 8-K filed by the Company with the SEC on June 6, 2019 and June 24, 2019 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and the Offeror in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Original Merger Agreement or the Merger Agreement, as applicable, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, the Offeror, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

The Company and Elliott Advisors (UK) Ltd (“Elliott”) entered into a confidentiality agreement dated as of February 25, 2019 (the “Confidentiality Agreement”). As a condition to being furnished certain confidential information (“Confidential Information”), Elliott agreed that such Confidential Information will be kept by it and its representatives confidential and will be used solely for the purpose of evaluating, negotiating and consummating a possible consensual transaction between it and the Company. The Confidentiality Agreement contains customary standstill provisions that last until the earlier of (x) the date that is one day after Barnes & Noble’s 2019 annual meeting of shareholders and (y) October 31, 2019, provided that Elliott may make confidential proposals to the Barnes & Noble Board (or any committee thereof) regarding a potential merger, business combination, recapitalization, reorganization, asset purchase, tender offer, exchange offer or similar extraordinary transaction (but only if such proposal does not require public disclosure by Barnes & Noble or Elliott). The standstill provisions terminated upon Barnes & Noble’s entry into the Merger Agreement. The Confidentiality Agreement expires 18 months after the date of the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.

Voting and Support Agreement

On June 6, 2019, each of Leonard Riggio, the founder and chairman of the Barnes & Noble Board, Louise Riggio, LRBKS Holdings, Inc. and The Riggio Foundation (collectively, the “Riggio Stockholders”), entered into a Voting and Support Agreement with the Company (as to sections 7 and 9 through 19 only) and Parent (the “Original Support Agreement”), which was subsequently amended and restated in its entirety by the Amended and Restated Voting and Support Agreement, dated as of June 24, 2019, by and among the Riggio Stockholders, the Company (as to sections 8 and 10 through 20 only) and Parent (as it may be further amended or supplemented from time to time, the “Support Agreement”), pursuant to which the Riggio Stockholders agreed to tender all Shares then owned or thereafter acquired by them in the Offer, subject to the terms and conditions contained therein. As of July 8, 2019, the Riggio Stockholders held approximately 19.2% of the Shares then outstanding. The Support Agreement will terminate upon certain circumstances, including termination of the Merger Agreement.

The foregoing summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Equity Commitment Letter

Parent has received an equity commitment letter, dated as of June 6, 2019, which was subsequently amended and restated in its entirety as of June 24, 2019 (the “Equity Commitment Letter”), pursuant to which each Sponsor committed, severally, and not jointly, subject to the terms and conditions thereof, to provide Parent with equity financing (“Equity Financing” and together with the Debt Financing, the “Financing”) in an amount up to its pro rata share of $265 million in the aggregate (the “Aggregate Commitment”) solely for the purpose of providing a portion of the financing for the transactions contemplated by the Merger Agreement, including (i) the acceptance for payment and payment by the Offeror of the Offer Price for all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Amount”), (ii) the payment of all amounts due under Section 2.8 and Section 2.10 of the Merger Agreement in connection with the Merger (the “Merger Amount”) and (iii) the fees and expenses related to the transactions contemplated by the Merger Agreement (collectively, the “Equity Commitment”).

The Sponsors’ funding obligations under the Equity Commitment Letter are subject to: (1) the satisfaction and continuing satisfaction in full or waiver by Parent of (a) with respect to the Merger Amount, each of the conditions to Parent’s obligations to consummate the Merger contained in the Merger Agreement, and (b) with respect to the Offer Amount, each of the conditions to the Offer contained in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being satisfied or waived), (2) the substantially concurrent consummation and funding of the Debt Financing or Alternative Financing, as applicable, in full (or the Debt Financing Sources having provided written confirmation that the Debt Financing (or alternative financing, if applicable) will be funded at the closing of the Offer if the Equity Commitment is funded at the closing of the Offer) and (3) the substantially concurrent (a) with respect to the Offer Amount, acceptance for payment by the Offeror of all Shares validly tendered and not validly withdrawn pursuant to the Offer and (b) with respect to the Merger Amount, consummation of the Merger pursuant to the terms of the Merger Agreement.

The funding obligations under the Equity Commitment Letter with respect to the Equity Commitment will terminate automatically and immediately upon the earliest to occur of:

•	the closing of the transactions contemplated by the Merger Agreement (at which time the obligations under the Equity Commitment Letter will be discharged);

•	the valid termination of the Merger Agreement in accordance with its terms;

•

Barnes & Noble, or any Person claiming by, through or for the benefit of Barnes & Noble, receiving payment in full of the Parent Termination Fee (as such term is defined in the Merger Agreement) pursuant to the Merger Agreement or the Limited Guarantee (as defined below); or

•

the assertion by Barnes & Noble or any of its officers, directors, agents or representatives of any action (of any kind or nature, whether in law or equity) with respect to the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement, the Debt Financing Commitment Letter or any transaction contemplated thereby, other than actions seeking enforcement of (i) Barnes & Noble’s right to specific performance, prior to the termination of the Merger Agreement, as a third-party beneficiary under the Equity Commitment Letter (but only if Barnes & Noble is then entitled to specific performance pursuant to Section 8.12(b) of the Merger Agreement), (ii) Barnes & Noble’s right to receive the Parent Termination Fee from Parent when required to be paid pursuant to the Merger Agreement, (iii) Barnes & Noble’s right to reimbursement by Parent for costs and expenses incurred by Barnes & Noble or its affiliates in connection with the Debt Financing pursuant to Section 5.14(c) of the Merger Agreement, (iv) Barnes & Noble’s right (and the right of its affiliates, and its and their respective directors, officers and employees) to indemnification by Parent in connection with the Debt Financing pursuant to Section 5.14(e) of the Merger Agreement, (v) Barnes & Noble’s rights against the Sponsors under the Limited Guarantee and (vi) Barnes & Noble’s rights pursuant to the Confidentiality Agreement.

The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purpose of causing the Equity Financing to be funded, but only if Barnes & Noble is entitled to specific performance pursuant to Section 8.12(b) of the Merger Agreement and subject to the terms and conditions set forth in the Equity Commitment Letter.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Limited Guarantee

Simultaneously with the execution of the Original Merger Agreement, the Sponsors provided Barnes & Noble with a limited guarantee, which was subsequently amended and restated in its entirety as of June 24, 2019 (the “Limited Guarantee”), pursuant to which each Sponsor, severally and not jointly, guarantees the payment to Barnes & Noble of such Sponsor’s pro rata share of (i) the Parent Termination Fee, if and when due under the terms of the Merger Agreement, (ii) Barnes & Noble’s right to reimbursement by Parent for costs and expenses incurred by Barnes & Noble or its affiliates in connection with the Debt Financing pursuant to Section 5.14(c) of the Merger Agreement, and (iii) Barnes & Noble’s right (and the right of its affiliates, and its and their respective directors, officers and employees) to indemnification by Parent in connection with the Debt Financing pursuant to Section 5.14(e) of the Merger Agreement.

The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

The Special Committee has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Barnes & Noble and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (c) recommended that the Barnes & Noble Board adopt resolutions approving, declaring advisable and adopting the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

The Barnes & Noble Board has, based in part on the recommendation of the Special Committee, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Barnes & Noble and its stockholders, (b) approved, declared advisable and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (c) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and (d) recommended that Barnes & Noble’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Offeror in the Offer.

Accordingly, and for other reasons described in more detail below, the Special Committee and Barnes & Noble Board recommend that holders of Shares (other than Parent and its subsidiaries) tender their Shares to the Offeror pursuant to the Offer.

(i) Background of Offer and Merger

The following chronology summarizes the key meetings and other events between representatives of the Company and representatives of Elliott, and between representatives of the Company and representatives of certain other potential parties to a strategic transaction. For a review of Elliott’s additional key events that led to the signing of the Merger Agreement, please refer to the Offeror’s Offer to Purchase being mailed to the Company’s stockholders with this Schedule 14D-9.

In the ordinary course of its business, the Barnes & Noble Board, with the assistance of the Company’s senior management team and the Company’s advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included, from time to time, discussions as to whether the continued execution of the Company’s strategy as a stand-alone, publicly-traded company (including strategies to return capital to stockholders, such as share buyback programs under which the Company has bought back in excess of $1.0 billion of Shares in the aggregate since the repurchase program’s inception in fiscal year 1999), a possible business combination with a third party or a possible sale of the Company to a third party offered the best opportunity to enhance stockholder value, and the potential benefits and risks associated with each such course of action.

From July 2017 to September 2018, the Company received multiple expressions of interest from parties considering a possible strategic transaction with the Company. The Company executed confidentiality agreements, shared due diligence information and engaged in discussions with some of these parties, including some of the bidders who ultimately participated in the sales process described below. None of these discussions resulted in a definitive transaction. Two approaches received during that period resulted in non-binding proposals for transactions with the Company.

In July 2017, Sandell Asset Management Corp. (“Sandell”) publicly issued a letter urging the Barnes & Noble Board to explore a take-private transaction for the Company, stating its belief that the Company could obtain $12.00 per share in a transaction. On November 1, 2017, Sandell privately submitted a non-binding proposal, which was subsequently made public, to acquire the Company for $9.25 per share. The Sandell proposal contemplated that, as part of the transaction, certain shareholders, including Mr. Riggio, would be required to roll their equity investments in the Company into a new privately held company. On November 16, 2017, the Company publicly rejected the proposal, stating that the Company did not consider the offer to be bona fide, that the Company did not believe Sandell would obtain the debt financing necessary to complete the transaction and that Mr. Riggio was not willing to roll his equity into that transaction.

In February 2018, a large, publicly traded retail company (“Company X”) submitted an initial indication of interest for an acquisition of the Company, entered into a confidentiality agreement and engaged in extensive due diligence over the following months. In late April 2018, Company X submitted a non-binding, preliminary proposal, subject to due diligence, negotiation of transaction documents and arrangement of financing, to acquire 100% of the equity of the Company for $7.10 per share in cash, which was subsequently increased to $7.40 per share. The Company and Company X continued to engage in discussions and due diligence until June 2018, when Company X informed the Company that it was discontinuing its consideration of a transaction.

On August 15, 2018, during a meeting requested by Elliott between representatives of Elliott and the Company, and again during a follow-up meeting on August 20, 2018 between representatives of Elliott and Guggenheim Securities, LLC (“Guggenheim Securities”), the Company’s financial advisor, Elliott made a verbal proposal regarding a potential combination between the Company and Elliott’s United Kingdom bookseller business, Waterstones, that would result in Elliott owning a minority interest in the combined company. On August 28, 2018, following these meetings, Elliott submitted a written proposal to Guggenheim Securities pursuant to which the Company would be combined with Waterstones, with the Company’s stockholders owning 51% of the combined company and Elliott contributing $50 million of capital to the combined company in exchange for newly issued common stock. Elliott also proposed that the Company’s regular quarterly dividend per Share be reduced to half of the dividend rate at that time. On September 28, 2018,

Elliott submitted a revised offer to the Barnes & Noble Board that, in addition to the combination with Waterstones and the $50 million of new capital (each of which would be based on the September 27, 2018 closing price of $5.65 per share), also included a partial cash alternative pursuant to which Elliott would have been willing to purchase additional equity from then-current Company stockholders for up to 40% of their shares at $7.50 per share. Depending on the level of stockholder participation in the partial cash alternative, the then-current Company stockholders would have owned between 31% and 51% of the combined company following the proposed transaction set forth in Elliott’s revised offer.

On October 3, 2018, in light of the fact that the Company had observed rapid material accumulations of its stock by one or more parties and in light of the expressions of interest from multiple parties, including Elliott, the Barnes & Noble Board determined to enter into a formal review process to evaluate strategic alternatives for the Company. At the time, Mr. Riggio informed the Barnes & Noble Board that he may be interested in submitting his own bid with respect to a possible going-private transaction involving the Company. Accordingly, the Barnes & Noble Board formed the Special Committee, comprised entirely of disinterested directors independent of the Company and also independent of Mr. Riggio and his affiliates, to lead the strategic alternatives review process. The Barnes & Noble Board delegated to the Special Committee the authority to review, evaluate and negotiate the terms and conditions of any proposed transaction, to determine whether to reject any proposal for any proposed transaction and whether to continue or cease consideration of and discussions with respect to any proposed transaction and, ultimately, to approve or, for transactions for which approval cannot be delegated to a committee, to recommend, or recommend against, to the Barnes & Noble Board the consummation of any such transaction. The independent and disinterested directors selected to comprise the Special Committee were Mark Carleton (Chairman), Paul Guenther, Patricia Higgins and Kimberley Van Der Zon. Also at that time, Mr. Riggio committed to the Barnes & Noble Board that, notwithstanding his interest in potentially submitting his own bid with respect to a possible going-private transaction, he would support any transaction that the Special Committee determined to be in the best interest of the Company and its stockholders and either approved or recommended to the Barnes & Noble Board. That same day, the Company issued a press release announcing the formal review process to evaluate strategic alternatives for the Company and the formation of the Special Committee.

Promptly following the formation of the Special Committee, the Special Committee engaged Evercore Group, L.L.C. (“Evercore”) as its independent financial advisor and Baker Botts L.L.P. (“Baker Botts”) as its independent legal counsel to assist it in evaluating the potential strategic alternatives available to the Company. The Special Committee engaged Evercore and Baker Botts after interviewing other potential advisors due to their extensive industry experience and their independence from the Company and Mr. Riggio. On October 24, 2018, the Company issued a press release announcing that it had engaged Evercore and Baker Botts. The Barnes & Noble Board continued to be advised by Guggenheim Securities as its financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) as its legal advisor.

On October 15, 2018, the Special Committee held a telephonic meeting at which representatives from Evercore and Baker Botts were present and during which the roles of the Special Committee, the Barnes & Noble Board and their respective advisors in connection with a potential sale of the Company were discussed. Among other things, the Special Committee discussed with Baker Botts the fiduciary duties of the Barnes & Noble Board and the Special Committee that would apply in connection with the exploration of a potential sale of the Company. In addition, the Special Committee discussed procedures for working with Mr. Riggio in his capacity as a potential bidder as well as his capacity as Executive Chairman of the Board. Further, the Special Committee decided that all expressions of interest should come through the Special Committee and its advisors, and that Mr. Riggio would be directed not to engage directly with any bidders except as expressly approved in advance by the Special Committee, including as to the circumstances and scope of any such discussion, in order to ensure a fair process and the best value reasonably attainable for the Company’s stockholders. The Special Committee discussed the need for Mr. Riggio to engage his own advisors if he were to participate, either directly or with another bidder, in an offer to acquire the Company.

Following the October 15, 2018 telephonic meeting of the Special Committee, at the instruction of the Special Committee, Evercore engaged in preliminary and informal conversations with potential transaction partners.

On October 24, 2018, Mr. Riggio met with representatives of Baker Botts and Evercore to discuss the details of the strategic alternatives evaluation process and his multiple roles in the process. During the course of this meeting, Mr. Riggio affirmed his commitment to support any transaction that the Special Committee determined to be in the best interest of the Company and its stockholders and assured the Special Committee’s advisors that he would abide by whatever guidelines the Special Committee approved with respect to the sales process, both in his capacity as a potential bidder as well as his capacity as Executive Chairman of the Board.

On November 12, 2018, the Special Committee held a telephonic meeting at which representatives from Evercore and Baker Botts were present. At this meeting, Evercore described initial feedback that it had received from potential buyers. The Special Committee discussed with Baker Botts and Evercore the timing of the strategic alternatives evaluation process and the proposed work plan through the launch of the process, and the Special Committee, taking into account the advice of its legal and financial advisors, determined that the process should be launched after the holiday season based on discussions with management as well as initial bidder feedback given the importance of the holiday season to the Company’s financial performance. Evercore noted that some bidders had indicated they would prefer to see the results from the holiday season prior to submitting an indication of interest. Evercore provided information and updates regarding its conversations with potential buyers, including information about the apparent levels of interest of various potential transaction partners. Representatives of Baker Botts and Evercore relayed to the Special Committee the details of their October 24, 2018 meeting with Mr. Riggio.

On December 4, 2018, the Special Committee held a meeting at the offices of the Company at which representatives of Baker Botts and Evercore were present. Evercore provided an update on the strategic review process and noted that representatives of Evercore were scheduled to meet with management of the Company during the week of December 3, 2018 to obtain information to be used in the confidential information presentation (the “CIP”) that was to be provided to potential buyers. Evercore and the Special Committee discussed that most potential bidders were waiting to see the Company’s holiday results before deciding whether to pursue a transaction with the Company. The Special Committee then discussed a potential bid by Mr. Riggio, noting that Mr. Riggio had reiterated his desire that any transaction be in the best interest of the Company and its stockholders and his commitment to defer to the determination of the Special Committee. The Special Committee discussed with Evercore the determination to formally launch the sale process following the release of the results of the Company’s holiday sales season. Following the meeting, representatives of Evercore and Baker Botts briefly met with Mr. Riggio once more to confirm the sales process and Mr. Riggio’s engagement of his own advisors.

On January 11, 2019, the Special Committee held a telephonic meeting at which representatives from Evercore and Baker Botts were present. At this meeting, Evercore provided an update on the strategic alternatives process, including presenting an updated list of potential buyers. The Special Committee discussed with Evercore the importance of identifying a broad pool of potential buyers. The Special Committee recommended that Evercore speak with management, including Mr. Riggio, to discuss a strategy for appealing to different categories of potential buyers, including, without limitation, book retailers, retailers generally and technology and e-commerce companies. Evercore discussed with the Special Committee information regarding the Company’s updated 2019 financial projections that Evercore had received from management and reviewed with the Special Committee the proposed content of the CIP. The Special Committee discussed with Evercore the potential impact of the Company’s third quarter earnings release on the timing of the strategic alternatives process. The Special Committee and Evercore also discussed the progress of the preparation of the CIP.

Beginning on February 6, 2019, as authorized and directed by the Special Committee, representatives of Evercore contacted each potential counterparty that had expressed interest in participating in the sale process, as well as a number of additional potential counterparties across a range of industries at the direction of the Special Committee, to assess their interest in acquiring the Company.

Of the 56 potential counterparties contacted by Evercore, a group that included 17 strategic buyers and 39 financial sponsors, 21 entered into confidentiality agreements with the Company in connection with evaluating a strategic transaction. One of those potential bidders was Elliott, which executed a confidentiality agreement on February 25, 2019. Among the other potential bidders were: Mr. Riggio, who executed a confidentiality agreement on February 25, 2019; a privately held independent retail company (“Company A”), which on February 22, 2019 extended the term of its confidentiality agreement dated April 18, 2018; a privately held large chain retail company (“Company B”), which executed a confidentiality agreement on January 26, 2019; a privately held industry participant (“Company C”), which executed a confidentiality agreement on January 16, 2019; a private equity firm (“Company D”), which executed a confidentiality agreement on February 15, 2019; another private equity firm (“Company E”), which executed a confidentiality agreement on February 21, 2019; and Company X, which had previously entered into a confidentiality agreement in February of 2018. To ensure all potential bidders were operating under materially similar restrictions, Baker Botts requested all bidders, including those who had executed confidentiality agreements prior to the formation of the Special Committee and who had expressed a continued interest in the Company, to execute new agreements. In connection with this request, Company X’s financial advisor informed Evercore that it was not interested in participating in the strategic alternatives process or in pursuing a transaction involving the Company, and Evercore subsequently informed the Special Committee of Company X’s decision.

Each confidentiality agreement included a standstill provision for the benefit of the Company restricting the ability of the prospective purchasers from taking certain actions involving or with respect to the Company or its securities prior to the earlier of the expiration of the standstill by its terms or the execution of a definitive transaction agreement providing for the acquisition of the Company. In addition, due to the number of interested bidders and their overlapping interest in speaking to some of the same potential financing sources (some of which potential financing sources were also potential bidders), the confidentiality agreements included a requirement that the bidders would need to request the approval of the Company before discussing a potential transaction with, and/or providing confidential information to, any potential financing sources, which allowed the Special Committee and its advisors to ensure a fair process was conducted, reduce the risk of leaks of confidential bid information across bidding groups and maximize the universe of potential bids. In connection with their ultimate review of the transaction, 10 potential financing sources signed joinders to Elliott’s confidentiality agreement, one potential financing source signed a joinder to Mr. Riggio’s confidentiality agreement, 16 potential financing sources signed joinders to Company A’s confidentiality agreement, two potential financing sources signed joinders to Company B’s confidentiality agreement, 18 potential financing sources signed joinders to Company C’s confidentiality agreement, eight potential financing sources signed joinders to Company D’s confidentiality agreement and five potential financing sources signed joinders to Company E’s confidentiality agreement.

Between February 6, 2019 and March 18, 2019, Evercore distributed the CIP to all parties that had entered into confidentiality agreements with the Company and had expressed an interest in pursuing a potential transaction.

On February 20, 2019, the Special Committee held a telephonic meeting at which representatives from Evercore and Baker Botts were present. At the meeting, Evercore provided an update on the strategic alternatives process. Evercore presented the latest list of potential buyers and shared with the Special Committee the reasons that some parties had given for not being interested in a transaction, including timing considerations or a lack of fit within the potential purchaser’s overall strategy. The Special Committee and Evercore discussed specific considerations applicable to each individual buyer, including their respective investment theses and, if applicable, likely transaction structures or financing requirements.

On February 23, 2019, Evercore, as authorized and directed by the Special Committee, distributed a letter to prospective bidders outlining the process by which indications of interest should be made, including specifying a deadline of March 18, 2019 to submit such indications of interest.

At a telephonic meeting of the Special Committee held on March 1, 2019, Evercore provided an update on the strategic alternatives process including an updated list of potential buyers. In addition, the Special Committee discussed with Evercore the potential impact of the Company’s upcoming third quarter earnings release, which was scheduled to be published prior to first round indications of interest being due on March 18, 2019, as well as the likelihood that the earnings release being published prior to the first-round indications of interest would promote more informed and accurate bids.

On March 13, 2019, the Special Committee held a telephonic meeting at which representatives from Evercore and Baker Botts were present. Evercore updated the Special Committee as to the current pool of potential buyers and explained that two previously identified buyers had indicated that they would not be submitting bids. The Special Committee then discussed the appropriate point at which potential bidders should be able to engage with Mr. Riggio. The Special Committee decided that the bidders’ ability to engage with Mr. Riggio would come at a future date and would depend on whether that bidder was still involved during subsequent rounds of the process and Mr. Riggio’s own status as a continuing bidder. The Special Committee and Baker Botts then discussed the potential recusal of Mr. Riggio from the portion of the upcoming meeting of the Barnes & Noble Board relating to an update on the strategic alternatives process due to his status as a potential bidder, and the determination was made that Mr. Riggio would be asked to recuse himself from the discussion and to step out of the room during that portion of the meeting.

On March 18, 2019, each of Elliott, Mr. Riggio, Company A, Company B, Company C, Company D and Company E (together, the “First Round Bidders”) submitted written non-binding proposals to acquire all of the outstanding shares of the Company at all-cash prices ranging from $6.00 to $8.50 per share, with Elliott’s initial indication specifying a $6.50 price per share. In addition, Elliott’s initial indication contained an alternative proposal in which Elliott would combine the Company with Waterstones for a combination of $5.50 per share in cash and an aggregate 19% equity interest in the combined company for the Company’s stockholders. Elliott’s bid was the only bid that contained an alternative to an all-cash transaction. All of the initial proposals were subject to customary conditions, including the completion of due diligence and the parties’ negotiation of mutually acceptable definitive documentation.

On March 21, 2019, the Special Committee held a telephonic meeting at which representatives from Evercore and Baker Botts were present. The Special Committee discussed the indications of interest received from the First Round Bidders on March 18, 2019. After discussing the terms of these offers, including, among other things, the proposed price per share, sources of financing, conditions and internal corporate approvals required for each proposed transaction, Evercore presented various preliminary standalone valuation analyses of the Company and explained the methodologies and assumptions underlying each. Evercore’s preliminary valuation analyses included analyses based on the trading multiples of comparable companies and illustrative discounted cash flows. Evercore noted that the valuation range might change once management completed its updated financial projections based on the results of the Company’s third fiscal quarter and additional financial information for the Company became available. The Special Committee discussed how the range of valuations compared to the price per share provided in the indications of interest received on March 18. The Special Committee then discussed Evercore’s preliminary analysis of Elliott’s alternate proposal of a mix of cash and stock, noting that this preliminary analysis was based on the information provided in the indication of interest and publicly available information, and that additional due diligence would be necessary in order to fully evaluate the proposal, including reverse due diligence on Elliott’s Waterstones business and a financial analysis by Evercore of the combined company. Following discussion of Elliott’s mixed consideration proposal, the Special Committee determined that Evercore should inform Elliott that the Special Committee did not find their alternate proposal of a mix of cash and stock to be an attractive proposal and that the Special Committee was focused on obtaining the strongest all-cash offer from the First Round Bidders. This determination was based on concerns as to the significant uncertainty in the valuation of the combined business of Waterstones and the Company proposed by Elliott, that a 19% minority interest was likely too insignificant to create a robust trading market for the stock of the combined company on a post-closing basis, and that to complete the fulsome financial analysis of the combined business that would be needed to fully evaluate an offer comprised of the cash and stock mix would cause undue delay to the strategic review process for the Company. The Special Committee reaffirmed its focus, in light of the financial condition of the Company, on the prompt execution of a sale at an attractive all-cash offer price.

On the basis of the indications of interest received, and taking into account advice received from Evercore, the Special Committee unanimously determined that all of the First Round Bidders move on to the next round of the strategic evaluation process. The Special Committee also considered, with advice from Evercore and Baker Botts, the communications that would be permitted between the bidders and Mr. Riggio, in light of his dual role as Executive Chairman of the Company and as a bidder. It was decided by the Special Committee that the bidders would be given the opportunity to speak with Mr. Riggio regarding only due diligence matters. In accordance with the Special Committee’s instructions, Evercore and Baker Botts told the parties that under no circumstances during these due diligence discussions would they be permitted to discuss their interest in, or their proposed terms of, Mr. Riggio’s potential participation in or support for their bid, which prohibition included, among other things, any discussion of price, valuation, post-closing employment arrangements or the potential treatment of Mr. Riggio’s equity (any such matter, a “Possible Riggio Participation”). It was further decided by the Special Committee that if, following the due diligence discussions with Mr. Riggio, a bidder sought the opportunity to initiate preliminary discussions with Mr. Riggio regarding a Possible Riggio Participation, such bidder would be required to request the meeting through the Special Committee’s legal and financial advisors but that no such bidder would be permitted to pursue a Possible Riggio Participation or exchange confidential information with Mr. Riggio without appropriate amendments to their respective confidentiality agreements. The Special Committee directed Evercore and Baker Botts to inform the First Round Bidders’ financial and legal advisors of these requirements.

Later on March 21, 2019, Evercore, as directed by the Special Committee, notified each of the First Round Bidders that they would be invited to proceed to the second round of the strategic alternatives process and to meet with management. During the period between March 27, 2019 and April 10, 2019, representatives of each of the First Round Bidders attended separate meetings with management of the Company in which management discussed the Company’s business, operations, strategy and financial performance.

On March 22, 2019, management provided to Evercore updated financial projections indicating that the Company expected its fiscal year 2019 results to be at the lower end of the Company’s publicly-announced guidance, and Evercore, as directed by the Special Committee, subsequently provided such updated projections to the First Round Bidders.

Beginning in late March and early April, each of the First Round Bidders requested to meet with Mr. Riggio, and each of their financial and legal advisors confirmed that their clients understood and agreed to the restrictions that would apply to these discussions. Bryan Cave Leighton Paisner LLP (“Bryan Cave”), Mr. Riggio’s legal advisors, and PJ Solomon (“PJ Solomon”), Mr. Riggio’s financial advisors, were also informed of these restrictions in advance of any meetings and confirmed Mr. Riggio’s understanding and agreement with these restrictions. Mr. Riggio subsequently met with each of the First Round Bidders, subject to the guidelines established and prescribed by the Special Committee.

On April 1, 2019, the Company opened a virtual data room containing certain financial and business due diligence information in order to allow each of the First Round Bidders to conduct a detailed documentary due diligence review but which did not include certain competitively sensitive information. Thereafter the First Round Bidders engaged in multiple follow-up due diligence calls and requested additional information regarding various aspects of the Company’s business, including financial and operating performance trends, information technology, tax, accounting, human resources, merchandising, supply chain and other areas of review. Over the next month, Elliott, Company A, Company B, Company C and Company D conducted on-site visits to one or both of the Company’s Monroe Township, New Jersey and Reno, Nevada distribution centers. In addition, Elliott conducted a number of in-store visits.

On April 18, 2019, Company E informed Evercore that it was no longer interested in pursuing a transaction with the Company, and Evercore subsequently informed the Special Committee of Company E’s decision.

On April 19, 2019, Credit Suisse, Elliott’s financial advisor, informed Evercore that Elliott would not be pursuing a transaction based on the mixed consideration proposal but would proceed with a cash-only transaction. Evercore subsequently informed the Special Committee of Elliott’s decision.

On April 22, 2019, PJ Solomon informed Evercore that, to the extent any of the bidders requested approval to discuss with Mr. Riggio a potential rollover of his equity in support of a bid, he would only be interested in discussing such an arrangement with either Company B or Company C. PJ Solomon did, however, reaffirm that Mr. Riggio would support the transaction ultimately approved by the Special Committee, regardless of whether it was with a First Round Bidder with whom he may be interested in rolling his equity. Evercore subsequently informed the Special Committee of its communications with PJ Solomon.

On April 23, 2019, Baker Botts discussed with Bryan Cave restrictions that would apply to Mr. Riggio’s discussions with Company B and Company C, including the need to execute joinders to the parties’ confidentiality agreements.

On April 24, 2019, pursuant to e-mail correspondence between the Special Committee and its advisors, the Special Committee unanimously agreed to a second-round bid date of May 22, 2019, which would provide the First Round Bidders an opportunity to review the Company’s fiscal year 2019 results, assuming such results were released on May 20, 2019, as expected.

Also on April 24, 2019, Company C made a request to Evercore that it have an opportunity to meet with Mr. Riggio regarding a Potential Riggio Participation, and Evercore subsequently informed the Special Committee of the request from Company C. Evercore discussed with Company C’s financial advisor the restrictions that would apply to Mr. Riggio’s discussions with Company C, including the need to execute joinders to the parties’ confidentiality agreements.

On April 25, 2019, Evercore, at the instruction of the Special Committee, circulated to each of the remaining bidders a draft merger agreement and requested that revised drafts be provided to Evercore by 12:00 p.m. EDT on May 15, 2019.

Also on April 25, 2019, Evercore, at the instruction of the Special Committee, sent process letters to each of the remaining bidders, establishing May 22, 2019 as the deadline to submit second round proposals.

Also on April 25, 2019, Evercore, at the instruction of the Special Committee, discussed with PJ Solomon Mr. Riggio’s interest in potentially rolling over his equity with Company B or Company C, if the Special Committee ultimately decided to recommend a transaction with either Company B or Company C.

Also on April 25, 2019, representatives from Company A had a telephone conference with Evercore during which they inquired about the process by which Mr. Riggio could participate in a bid, and Evercore subsequently informed the Special Committee of its communications with Company A.

On April 29, 2019, the Special Committee held a telephonic meeting at which representatives from Evercore and Baker Botts were present. The Special Committee discussed the remaining participants in the strategic alternatives process, noting that Company E had declined to proceed with a potential transaction and that Elliott had withdrawn its mixed consideration proposal, electing to submit only an all-cash offer. The Special Committee discussed the bidders’ meetings with the Company’s management and noted that the members of management who participated in the meetings were Tim Mantel (Chief Merchandising Officer, Executive Vice President), Allen Lindstrom (Chief Financial Officer, Executive Vice President), Bill Wood (Executive Vice President, President of Digital), Brad Feuer (General Counsel), Andy Milevoj (Vice President, Investor Relations and Corporate Finance) and Joe Gorman (Executive Vice President, Operations), although Mr. Feuer and Mr. Gorman were not present at all meetings. The Special Committee further discussed the bidders’ due diligence meetings with Mr. Riggio, noting that two due diligence meetings had yet to occur but were scheduled for that week. The Special Committee reviewed with Evercore and Baker Botts the restrictions that had been placed on conversations between Mr. Riggio and each bidder to ensure fairness in the process while also attempting to maximize the value of each bid and confirmed that each bidder’s financial and legal advisors had confirmed their understanding and agreement with these restrictions. The Special Committee then discussed the due diligence process and the information about the Company that was being provided to bidders. Evercore confirmed to the Special Committee that, in accordance with the Special Committee’s instructions, only bidders deemed “finalists” would be afforded access to certain competitively sensitive Company information.

On April 30, 2019, representatives from Elliott and Credit Suisse attended an all-day due diligence session at the Company’s distribution center in Monroe Township, New Jersey, with the Company’s management team (other than Mr. Riggio) and Evercore present.

On April 30, 2019, Baker Botts discussed with Company D’s legal counsel the restrictions on speaking with Mr. Riggio. Also on April 30, 2019, Company C’s financial advisor notified Evercore that Company C was interested in discussing a potential equity rollover by Mr. Riggio.

On April 30, 2019, the Company amended Mr. Riggio’s confidentiality agreement to permit Mr. Riggio to discuss a potential transaction with other bidders, subject to the guidelines approved by the Special Committee. The amended confidentiality agreement required Mr. Riggio to keep confidential the fact that he was considering a joint transaction and the status of any discussions related thereto, and also prohibited Mr. Riggio from disclosing or otherwise using the information regarding a potential transaction related to one bidder in connection with his involvement with any other bidders.

On May 1, 2019, representatives from Company C and Company D conducted separate on-site visits to the Company’s Monroe Township, New Jersey distribution center and met with Company management (other than Mr. Riggio) to discuss due diligence matters.

On May 2, 2019, Company B’s financial advisor notified Evercore that Company B was interested in discussing a potential equity rollover with Mr. Riggio.

On May 2, 2019, Bryan Cave informed Baker Botts, and PJ Solomon informed Evercore, that Mr. Riggio was no longer interested in submitting a bid on his own but that he was interested in the possibility of entering into an agreement to roll his equity with either Company B or Company C. PJ Solomon requested permission from the Special Committee to engage in conversations with Company B and Company C regarding the terms of possible transactions.

On May 2, 2019, Baker Botts updated the Special Committee regarding the requests from Mr. Riggio, Company B and Company C regarding discussions of a potential rollover of Mr. Riggio’s equity and confirmed the Special Committee’s approval of such requests.

Also on May 2, 2019, Baker Botts informed Bryan Cave that the Special Committee had unanimously approved Company B and Company C discussing with Mr. Riggio the terms of a potential rollover of Mr. Riggio’s equity in connection with a potential transaction, subject to execution of amendments to Company B’s and Company C’s respective confidentiality agreements.

On May 3, 2019, Baker Botts informed Company B’s legal advisors that the Special Committee had unanimously approved Company B discussing with Mr. Riggio the terms of a potential rollover of Mr. Riggio’s equity in connection with a potential transaction, subject to execution of an amendment to Company B’s confidentiality agreement, which was promptly thereafter amended.

Also on May 3, 2019, Baker Botts informed Company C’s legal advisors that the Special Committee had unanimously approved Company C discussing with Mr. Riggio the terms of a potential rollover of Mr. Riggio’s equity in connection with a potential transaction, subject to execution of an amendment to Company C’s confidentiality agreement, which was promptly thereafter amended. The parties also discussed certain regulatory due diligence matters.

On May 7, 2019, Company D’s financial advisor informed Evercore that its main equity partner was no longer interested in participating in Company D’s bid. As such, Company D’s financial advisor advised Evercore that Company D would no longer be a bidder in the sale process but remained interested in co-investing with one of the other bidders. Company D’s financial advisor requested that Evercore connect Company D with any bidders who may be interested in Company D’s financial support.

On May 8, 2019, a telephonic meeting of the Special Committee was held, with representatives from Evercore and Baker Botts in attendance. At this meeting, the Special Committee unanimously approved and ratified amendments to the confidentiality agreements between the Company and each of Company B and Company C to permit the two bidders to explore a potential equity rollover arrangement with Mr. Riggio. Evercore then provided the Special Committee with an update regarding Company D, which lost an equity commitment since the previous Special Committee meeting and indicated that it was interested in co-investing alongside one of the other bidders. The Special Committee discussed with Evercore a process for introducing Company D to other bidders who may be interested in an equity investment without identifying Company D by name.

Over the next two days, Evercore, at the instruction of the Special Committee, contacted Company A, Company B, Company C and Elliott to offer to introduce them to an interested equity investor, indicating on a no-names basis that Company D was a former bidder and is now interested in co-investing. Thereafter, after receiving expressions of interest from their respective financial advisors, the Company amended the applicable confidentiality agreements in order to permit the relevant parties to have discussions with Company D. Subsequently, Evercore arranged introductions between the financial advisors of Company A, Company B, Company C and Elliott to those of Company D.

On May 13, 2019, Evercore met with Mr. Lindstrom and other members of the Company’s management to discuss additional details regarding management’s forecast assumptions.

On May 15, 2019, a telephonic meeting of the Special Committee was held, with representatives from Evercore and Baker Botts in attendance. Evercore gave an overview of the bidders that were expected to submit bids on the May 22, 2019 bid date. Evercore updated the Special Committee on the willingness of Company D to become an equity investor in support of another bidder’s proposal and the process by which Company D was introduced to each of the interested bidders. The Special Committee then discussed with Evercore the likely timing of the bidders’ further evaluation of the Company once they reviewed the competitively sensitive information about the Company that had been previously requested. Evercore discussed the process by which such sensitive Company information could be provided to the finalists while ensuring the Company’s competitive advantages would not be compromised if a finalist withdrew from the process after receiving such information, and the Special Committee authorized the process for providing finalists with competitively sensitive information. The Special Committee also discussed efforts taken by Mr. Riggio to explore a rollover agreement with two of the remaining bidders. Evercore noted that Mr. Riggio indicated that he was only interested in rolling his equity with two of the bidders (Company B and Company C) and discussed potential processes around Mr. Riggio’s participation by way of a rollover agreement if either or both of the two bidders were selected to proceed. The Special Committee also discussed with Evercore and Baker Botts the possibility that the May 22 bid date may be the final bid date and that the bidders should be made aware that the Special Committee may select a single finalist following review of the materials submitted. Evercore and Baker Botts confirmed they would inform the bidders that, although there may be additional opportunities to bid, each bidder should put forth its best offer on May 22 and not assume there would be additional rounds. The Special Committee reaffirmed to Evercore and Baker Botts the importance of the speed and certainty of execution of any transaction, particularly given the trend in the financial results of the Company.

Also on May 15, 2019, in accordance with the process letter previously delivered by Evercore, each of Elliott and Company B submitted revised drafts of the merger agreement to Evercore. Thereafter, on May 20, 2019 and May 21, 2019, each of Company A and Company C, respectively, submitted revised drafts of the merger agreement to Evercore.

On May 20, 2019, PJ Solomon provided an update to Evercore regarding the status of Mr. Riggio’s discussions with the other bidders, noting that Mr. Riggio believed he could potentially reach an agreement with Company C regarding an equity rollover if the Special Committee selected Company C’s offer, but that Mr. Riggio did not think he could reach a potential agreement with Company B with respect to an equity rollover. PJ Solomon did, however, reaffirm that Mr. Riggio would support any transaction selected by the Special Committee.

The Company received written, all-cash proposals from Elliott and Company B on May 22, 2019 and from Company A and Company C on May 23, 2019. Elliott’s proposal offered to acquire the Company for $6.00 per share (a $0.50 reduction from Elliott’s initial indication of interest submitted in March as a result of certain due diligence findings), included fully-committed debt and equity financing and noted that it had very limited remaining due diligence which could be completed within one business day of receiving access to the information. Elliott’s proposal indicated that the offer would expire if not accepted by May 27, 2019, as Elliott stressed the importance of consummating a transaction expeditiously in order to permit Elliott to have sufficient time to implement its strategy for the 2019 holiday season. Company A offered $6.15 per share, but Company A did not provide evidence of committed financing and requested a 45-day exclusivity period to complete due diligence and secure financing. Company B offered $7.00 per share, however, Company B cited a number of significant open due diligence items that could take two to three weeks to satisfy and provided no specifics on its sources of equity financing, indicating that sourcing equity could take an additional amount of time beyond two to three weeks. Company C offered $6.00 per share, included debt financing commitments with a number of open conditions, and indicated that due diligence would be completed within ten business days of receiving access to the information requested. Neither of the proposals received from Company B or Company C included an equity rollover commitment from Mr. Riggio, although they each indicated that discussions of an equity rollover agreement were ongoing and Company C’s proposal assumed an equity rollover from Mr. Riggio.

On May 23, 2019, Baker Botts discussed with Bryan Cave the status of Mr. Riggio’s interest in potentially rolling over his equity with Company B or Company C. Bryan Cave confirmed that Mr. Riggio remained interested in potentially rolling his equity over with Company C and was no longer interested in rolling his equity over with Company B. However, Bryan Cave informed Baker Botts that, although there had been constructive discussions between the parties, no agreements existed between Mr. Riggio and Company C at that time.

On May 24, 2019, a telephonic meeting of the Special Committee was held, with representatives from Evercore and Baker Botts in attendance. Evercore presented to the Special Committee an updated standalone valuation analysis of the Company based on an updated forecast received from the Company’s management. At the request of the Special Committee, Evercore also presented a sensitivity analysis on management’s forecast with inputs provided by management that varied from the assumptions in management’s forecast. The Special Committee then discussed the details of the offers received from the four remaining bidders on May 22 and May 23, 2019, including price per share, sources of financing for each proposed transaction, the bidders’ proposed revisions to the draft merger agreement (including which of the bidders had agreed to a provision in the regulatory covenant requiring the buyer to take any action required to obtain regulatory clearance (commonly referred to as a “hell or high water” provision)), outstanding due diligence requests from each bidder and the timing requirements of each proposed transaction (including as a result of regulatory requirements). The Special Committee also discussed the fact that Elliott’s bid contained a May 27, 2019 deadline, which was not enough time for the Special Committee to review the merits of the bids received. As a result, the Special Committee instructed Evercore to inform Elliott that it would need more time for deliberation. The Special Committee noted that Mr. Riggio did not submit an offer but indicated that he was considering a potential rollover of his equity with Company C. The Special Committee then discussed the remaining steps in the strategic alternatives evaluation process, noting the differences among each bidder’s requested timeline to complete a transaction and the potential risks of extending the duration of the process to allow bidders to finalize financing commitment letters. The Special Committee discussed its fiduciary duties to the Company’s stockholders and the potential risks associated with narrowing the field of bidders, noting the need to maximize stockholder value while taking into account the certainty of each of the proposed transactions. The Special Committee determined that bidders that did not have fully committed financing would not receive access to the Company’s most competitively sensitive due diligence information.

Over the course of the next several days, Evercore, at the instruction of the Special Committee, engaged in discussions with representatives of each of the bidders that had submitted final proposals to confirm additional details regarding financing sources, remaining due diligence requirements and timing considerations. Evercore informed Elliott’s representatives that the May 27, 2019 expiration date for their proposal did not provide the Special Committee with sufficient time to consider the merits of the various proposals received, and that Elliott had not offered a compelling enough price for the Special Committee to proceed exclusively with Elliott.

On May 27, 2019, Elliott submitted a revised indication of interest at an increased price of $6.50 per share, an 8.3% increase over its previous offer of $6.00 per share. Additionally, the revised offer included a brief “keep shop” period during which the Company could continue discussions with other potential acquirers that had submitted indications of interest at higher per Share prices to Elliott’s revised proposal, for a period of two weeks following Elliott’s deadline of May 30, 2019 to execute a definitive merger agreement per the terms of their proposal. During this “keep shop” period, if Elliott’s merger agreement was terminated in order for the Company to enter into a definitive agreement with respect to a superior proposal with one of such other potential acquirers that had previously submitted an indication of interest at a higher per Share price than Elliott’s, Elliott would be entitled to expense reimbursement up to a cap of $4 million. Following the expiration of the two-week keep-shop period, Elliott proposed that a termination fee of $20 million would be payable in the event of any such termination. Elliott indicated that the revised offer would expire on May 28, 2019 if not accepted.

Also on May 27, 2019, Evercore notified Company B and Company C that the Special Committee had received a strong offer from a bidder that was willing and able to move quickly to execute a definitive merger agreement and that, if they wanted to remain competitive, they should submit a best and final offer, paying particular attention to price, closing certainty (including the presence of fully-committed financing) and speed of execution. In its conversations with Company B and Company C, Evercore representatives did not reveal the identity of Elliott, the price or any other conditions of the proposal other than the limitations with respect to timing.

On the morning of May 28, 2019, a telephonic meeting of the Special Committee was held, with representatives from Evercore and Baker Botts in attendance. At the meeting, representatives from Evercore discussed the valuation information presented at the May 24, 2019 meeting and the range of bids currently received. Evercore provided an update regarding the revised proposal received from Elliott on May 27, 2019, which increased the purchase price to $6.50 per share and included minimal financing and due diligence conditions. Evercore informed the Special Committee that on May 27, 2019, they discussed with Company B and Company C that the Company had received a serious offer with committed financing that was subject to an approaching expiration deadline and, in accordance with the Special Committee’s instructions, requested best and final offers in the next 24 hours.

The Special Committee then discussed the specifics of Elliott’s revised proposal, noting that the competitive price, certainty of financing, absence of regulatory concerns and the inclusion of a keep-shop period that would allow the Special Committee to continue to discuss a potential transaction with certain other bidders for a period of time following the execution of a definitive agreement, presented an attractive opportunity to increase stockholder value while maintaining a high degree of deal certainty with reasonable termination fees. The Special Committee noted that the significant financing, due diligence and other conditions placed on the proposals by Company A, Company B and Company C created significant uncertainty as to the timing of closing a transaction and as to the price that would ultimately be paid in a transaction. The Special Committee also discussed with

Baker Botts the regulatory hurdles that could impact the timing and certainty of execution with respect to the other bidders, with a particular focus on the antitrust process and risk involving Company B and Company C (noting that Company B had agreed to a “hell or high water” provision in its regulatory covenant). The Special Committee instructed Evercore to contact Elliott in order to clarify certain points related to its revised proposal, particularly regarding financing and timing and to propose a lower termination fee following the expiration of the keep-shop period.

In light of the limited due diligence performed by Company A, the conditions included in its bid, the absence of committed financing, the lower price and the significant amount of additional time requested to complete a transaction, taking into account the advice of its legal and financial advisors, the Special Committee unanimously determined that Company A be eliminated from consideration. Also taking into account the advice of its legal and financial advisors, the Special Committee unanimously determined that Company B and Company C should be invited to continue in the process, pending receipt of their best and final offers. The Special Committee requested that Evercore inform Company A that it was eliminated from the process. Company A was informed accordingly later on May 28, 2019.

On May 28, 2019, Company C orally raised its offer from $6.00 per share to $6.75 per share and subsequently confirmed this revised offer in writing to the Special Committee on May 31st. The revised offer was predicated on a proposed rollover of Mr. Riggio’s equity and an additional cash investment from Mr. Riggio. The revised offer included committed debt financing that was subject to a number of non-customary conditions and did not include committed equity financing.

On May 28, 2019, Evercore, at the instruction of the Special Committee, informed Elliott that the Special Committee was interested in proceeding with a transaction with Elliott but that it required clarification on certain terms and a confirmation that the keep-shop provision would permit continued discussions with other parties before and after the signing of a definitive merger agreement, and that the Company would need some additional time beyond May 30, 2019 to execute a definitive agreement. Evercore also proposed a lower termination fee following the expiration of the keep-shop period. Elliott reiterated its position that it would withdraw its offer if the Company did not move expeditiously to execute a definitive agreement and noted that they believed the keep-shop period should not be extended beyond two weeks after the original May 30, 2019 deadline in the event of protracted negotiations of the definitive agreement.

On the afternoon of May 28, 2019, a telephonic meeting of the Special Committee was held, with representatives from Evercore and Baker Botts in attendance. Evercore provided an update as to its follow-up conversations with Elliott regarding Elliott’s revised proposal, focusing on their conversations as to debt financing commitments and the keep-shop provision and the timing constraints imposed by the proposal. Noting the certainty of the financing commitments, competitive value, minimal remaining due diligence, reasonable termination fee, lack of regulatory risk (as well as the inclusion in Elliott’s markup of the draft merger agreement of a “hell or high water” provision in the regulatory covenant) and the keep-shop provision, the Special Committee then authorized and instructed Baker Botts to reach out to management and Debevoise & Plimpton LLP (“Debevoise”), legal counsel to Elliott, to begin negotiating the terms of a definitive agreement. The Special Committee also authorized Evercore to assist Elliott in completing their confirmatory due diligence.

On May 29, 2019, Baker Botts provided a draft of the merger agreement to management and to Paul Weiss. From May 29 through execution of the merger agreement, Company management and Paul Weiss reviewed and commented on drafts of the merger agreement and worked with Baker Botts to finalize the merger agreement and related disclosure schedules. Also on May 29, 2019, Debevoise provided a rider to the merger agreement to Baker Botts that set forth Elliott’s proposed keep-shop provision.

On May 30, 2019, Baker Botts provided a revised draft of the merger agreement to Debevoise, which included, among other changes, (i) implementation of the keep-shop provision proposed by Elliott, including the ability to continue discussions with certain “excluded parties” before and after the signing of a definitive merger agreement, limited notification obligations and match rights with respect to certain proposals received from such excluded parties during the keep-shop period relative to proposals received outside of the keep-shop, and the ability of the Company to terminate to enter into a superior proposal with an excluded party within the keep-shop period without paying a termination fee upon reimbursement of Elliott’s expenses up to $4,000,000; (ii) expansion of Elliott’s obligations with respect to post-closing employee benefits matters and its debt and equity financing; and (iii) expansion of the Company’s right to seek specific performance and to seek other alternative remedies (other than the payment of a termination fee).

On May 31, 2019, Company B informed Evercore that it had been unable to identify sources of equity financing for a transaction, and Evercore subsequently informed the Special Committee of Company B’s communication.

On June 1, 2019, Company C submitted a revised draft of the merger agreement originally submitted by Company C on May 22, 2019, which removed the termination right for failure of Company C to obtain necessary financing and added a termination fee payable to the Company in the event Company C were to terminate the agreement under certain circumstances, in addition to certain other proposed changes primarily related to the Company’s obligations in connection with facilitating Company C’s debt financing. The revised mark-up of the draft merger agreement did not include a “hell or high water” provision requiring Company C to undertake any actions required to obtain regulatory clearance, notwithstanding the regulatory concerns regarding a combination between Company C and the Company that had previously been communicated to Company C’s advisors.

Also on June 1, 2019, Baker Botts received a revised draft of the merger agreement from Debevoise that included, among other changes: (i) limitations on the keep-shop, including the duration of the keep-shop period; (ii) expanded notification obligations and match rights with respect to proposals within the keep-shop; (iii) limitations on post-closing employee benefits; (iv) an increased termination fee payable by the Company and a proposed reverse termination fee payable by Elliott; and (v) the reinsertion of significant limitations on the Company’s ability to seek specific performance and other alternative remedies, and the removal of such limitations on Elliott. Debevoise’s draft accepted a number of Baker Botts’ changes relating to Elliott’s obligations in respect of its debt and equity financing and representations and warranties of the Company.

On the morning of June 3, 2019, a telephonic meeting of the Special Committee was held, with representatives from Evercore and Baker Botts present. Representatives from Evercore updated the Special Committee as to their conversations with Elliott since the last Special Committee meeting on May 28, 2019, particularly with respect to the keep-shop provision in the draft merger agreement. Evercore advised the Special Committee that it had communicated to Elliott that the Special Committee was reserving the right to negotiate with other bidders. The Special Committee also discussed Elliott’s proposal to structure the transaction as a two-step tender offer and merger in accordance with Section 251(h) of the DGCL, which would further reduce the timeline for closing.

Evercore then updated the Special Committee as to discussions with Company C that had taken place since the previous Special Committee meeting, noting that negotiations with Company C had focused on Company C’s approach taken in its draft merger agreement to allocate risk with respect to antitrust approval and the debt financing conditions from Company C to the Company. The Special Committee discussed with Evercore and Baker Botts the regulatory risks, the financing conditionality and the absence of committed equity financing. The Special Committee also discussed with Evercore and Baker Botts that the draft merger agreement did not include a “hell or high water” provision and that Company C and Company C’s counsel could not rule out the possibility of an extended antitrust review, including a second request. Baker Botts noted that it had also discussed with Company C’s counsel the high likelihood of a second request during antitrust review of the transaction, as well as potential processes that would have required the engagement of third-party experts to prepare materials for submission in advance of or concurrently with the filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”). Baker Botts informed the Special Committee that it had discussed with Company C’s counsel the viability of these alternatives and the amount of time it would take to be prepared to file under these circumstances. The Special Committee was informed that even if full compliance with a second request was avoided, based on recent precedents with transactions presenting similar regulatory issues, the path to clearance would likely be between five and six months from signing. The Special Committee discussed with Evercore whether an increase in the share price offered by Company C would offset the timing risks related to Company C’s proposal, noting that the risks associated with prolonging the transaction into the 2019 holiday shopping season were significant.

On the evening of June 3, 2019, the Special Committee met with representatives of Evercore and Baker Botts to discuss the final bid packages of Elliott and Company C, including details related to price, financing conditions (including the fact that Elliott’s proposal contained fully committed financing, and the absence of committed equity financing (as well as the conditionality in the debt financing) in Company C’s proposal) and antitrust considerations. They also discussed the primary open issues in the current draft of the merger agreement being negotiated with Elliott, focusing in particular on the mechanics of the keep shop time period during which the Company would be permitted to continue to negotiate with certain parties, the parties’ termination rights and remedies, the amount of the termination fees, the interim operating covenants and the potential to structure the transaction using a tender offer and merger structure in accordance with Section 251(h) of the DGCL.

On June 4, 2019, Baker Botts circulated a revised draft of the merger agreement with Elliott to Debevoise, which proposed to accept Elliott’s ability to seek damages in excess of the termination fee in certain circumstances on the condition that Elliott agree to a reduced termination fee payable by the Company and a significantly increased reverse termination fee payable by Elliott. Baker Botts’ draft also reserved for further discussion the duration of the keep-shop period and the scope of the excluded parties. Finally, Baker Botts’ draft revised and expanded Elliott’s obligations to continue certain employee benefits post-closing and to loosen some of the restrictions on operating the business that Elliott had sought to impose in the interim operating covenants. Later in the day, Debevoise circulated a further revised draft of the merger agreement to Baker Botts, which accepted (i) the reduced termination fee payable by the Company, and (ii) many of Baker Botts’ proposed revisions of the representations and warranties of the Company and a number of Baker Botts’ proposed revisions to the interim operating restrictions, and proposed, among other things, (a) the same limitations on Elliott’s obligations to provide employee benefits post-closing and (b) a reduction in the reverse termination fee proposed by Baker Botts.

On June 4, 2019, Company B requested permission to talk to several publishing companies about co-investing with it in an acquisition of the Company.

Later on June 4, 2019, the Special Committee held a meeting at which representatives of Evercore and Baker Botts were present. At the meeting, the Special Committee discussed the status of the ongoing negotiations with Elliott and Company C. In addition, the Special Committee discussed Company B’s request to talk to several publishing companies about co-investing with it in order to provide Company B with additional financing sources. The Special Committee considered the risks associated with allowing the publishing companies to have access to the Company’s confidential information and determined that these risks outweighed the potential benefit of the publishing companies supporting Company B’s offer, particularly in light of the prolonged antitrust approval process that would apply to Company B and a lack of confidence that these initial outreaches at that time would result in committed financing on a timely basis. Accordingly, the Special Committee determined that such permission would not be granted at that time and instructed Evercore to convey that to Company B.

On June 5, 2019, representatives of Elliott, Debevoise, Credit Suisse, Baker Botts and Evercore met at the offices of Baker Botts in New York City to further negotiate the merger agreement focusing on, among other things, the amount of the reverse termination fee, the length of the keep-shop period, the scope of the excluded parties, the interim operating restrictions and provisions relating to employee matters. As part of these discussions, Elliott stated that the expiration of the proposed keep-shop period on June 13, 2019 would not be extended under any circumstances regardless of when a definitive merger agreement was executed.

In connection with such negotiations, on June 5 and June 6, 2019, Baker Botts and Debevoise exchanged drafts of the merger agreement reflecting the parties’ ongoing discussions and proposed agreements regarding these matters. During the course of these negotiations, Baker Botts conveyed the interest of the Special Committee in pursuing the two-step tender offer proposal by Elliott, and Debevoise proposed including in any definitive merger agreement a provision requiring the Company and Elliott to negotiate in good faith an amendment to such definitive merger agreement providing for the consummation of the transactions contemplated thereby through a tender offer and merger structure in accordance with Section 251(h) of the DGCL and other related changes to the definitive merger agreement in furtherance of such structure. Baker Botts circulated to Debevoise a proposed execution version of the definitive merger agreement on June 6, 2019.

On June 6, 2019, at approximately 2:30 p.m. EDT, an article appeared in the Wall Street Journal that Elliott was nearing an agreement to acquire the Company. An article that appeared approximately 30 minutes later in the Financial Times stated that the agreement was expected to include a purchase price of $6.50 per share.

On June 6, 2019, at 3:00 p.m. EDT, the Special Committee held a telephonic meeting with Baker Botts and Evercore present to review and discuss the terms of Elliott’s final proposal and to recommend entering into a definitive agreement with Elliott. At this meeting, representatives from Baker Botts reviewed with the Special Committee its fiduciary duties when considering the proposed transactions. Baker Botts provided an overview of the background of the sale process, a description of the proposed merger, including the mechanics and consideration to be paid by Elliott, and a summary of the most recent draft of the merger agreement, noting that the Special Committee had been continually kept apprised of all developments throughout the sale process. The Special Committee then discussed the mechanics of the proposed acquisition by Elliott and noted that the parties intended to amend the definitive merger agreement to provide for a two-step merger pursuant to Section 251(h), through a tender offer and a subsequent back-end merger. Then the Special Committee discussed numerous provisions in the draft of the definitive merger agreement, including the keep-shop period which would expire on June 13, 2019. Baker Botts representatives then presented a summary of the Original Support Agreement.

Evercore reviewed with the Special Committee its financial analysis with respect to the proposed transaction. Evercore then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion from Evercore, dated as of June 6, 2019, that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the per share price of $6.50, which is equal to the Offer Price, to be paid to the holders of Shares in the merger pursuant to the Original Merger Agreement was fair from a financial point of view to such holders (see “—Opinions of Financial Advisors” below for further details). After considering the foregoing and taking into consideration the factors described under “—Reasons for Recommendation” below, the Special Committee unanimously (i) determined and declared that the merger pursuant to the Original Merger Agreement was fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared it advisable that the Company enter into the Original Merger Agreement with Elliott and consummate the transactions contemplated thereby and (iii) recommended that the Barnes & Noble Board approve, declare advisable and adopt the Original Merger Agreement and the transactions contemplated thereby.

Following the meeting of the Special Committee, the Barnes & Noble Board met with members of the Company’s management and representatives from Evercore, Baker Botts, Guggenheim Securities and Paul Weiss to review and further consider the proposed transaction. At that meeting, the Special Committee provided a detailed description of the process that had been undertaken by the Special Committee, including the scope of parties involved, the interactions with such parties, the terms of proposals received and the course of negotiations. Mr. Carleton, as Chairman, reported that the Special Committee had (i) determined and declared that the merger pursuant to the Original Merger Agreement was fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared it advisable that the Company enter into the Original Merger Agreement with Elliott and consummate the transactions contemplated thereby and (iii) recommended that the Barnes & Noble Board approve, declare advisable and adopt the Original Merger Agreement and the transactions contemplated thereby. A representative of Paul Weiss then guided the Barnes & Noble Board through a discussion, referencing materials previously provided to the directors, of the fiduciary duties of directors in considering the proposed transaction and the terms of the proposed agreements. Following the presentation by

Paul Weiss, Guggenheim Securities reviewed with the Barnes & Noble Board its financial analysis with respect to the proposed transaction. Guggenheim Securities then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion from Guggenheim Securities, dated as of June 6, 2019, that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the per share price of $6.50, which is equal to the Offer Price, to be paid to the holders of Shares in connection with the merger pursuant to the Original Merger Agreement was fair from a financial point of view to such holders (see “—Opinions of Financial Advisors” below for further details). After considering the foregoing, including the recommendation of the Special Committee, and taking into consideration the factors described below under “—Reasons for Recommendation,” and following extensive discussion among the directors, the Barnes & Noble Board unanimously (i) resolved that the Original Merger Agreement, and the merger and other transactions contemplated by the Original Merger Agreement, are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved, declared advisable and adopted the Original Merger Agreement and the transactions contemplated thereby, including the merger, and (iii) recommended that the Company’s stockholders vote in favor of the adoption of the Original Merger Agreement.

Following the meeting of the Barnes & Noble Board, representatives of the Company held a telephonic discussion with representatives of Elliott to communicate the determinations of the Barnes & Noble Board.

During the evening hours of June 6, 2019, the Company, Elliott and their respective advisors finalized and executed the Original Merger Agreement and the related transaction documents, including the Original Support Agreement. The Sponsors also delivered (a) the limited guarantee in favor of the Company of the payment of Parent’s termination fee and certain indemnification obligations of Parent and the Offeror under the Original Merger Agreement and (b) the equity commitment letter to Parent. Parent and the Offeror received the executed debt commitment letters from their debt financing sources. As required by the terms of the Original Merger Agreement, in connection with the execution of the Original Merger Agreement, Baker Botts delivered to Debevoise a list of the excluded parties with which the Company was permitted to engage during the keep-shop period to facilitate further discussions regarding a potential Superior Proposal (as such term is defined in the Original Merger Agreement) from such parties. The list identified Company B and Company C as excluded parties.

On the morning of June 7, 2019, before market open on the New York Stock Exchange, the Company and Elliott issued a press release announcing the execution of the Original Merger Agreement.

Later that morning, following the announcement of the transaction, Evercore, as authorized by the Special Committee, discussed the status of Company C’s bid with Company C’s financial advisor. Evercore and Company C’s financial advisor also discussed the mechanics of the keep-shop period.

Between the announcement of the transaction on June 7, 2019 and the afternoon of June 12, 2019, neither Company C nor its legal or financial advisors contacted Baker Botts or Evercore regarding a new or revised proposal.

At approximately 4:30 p.m. EDT on June 11, 2019, the Wall Street Journal reported that Company C was working towards making a bid to top the $6.50 per share offer made by Elliott. At approximately 5:00 p.m. EDT on June 11, 2019, the chief executive officer of a large, publicly-traded company (“Company F”) contacted Company C to request a meeting to discuss Company C’s potential bid.

At approximately 1:00 p.m. EDT on June 12, 2019, Company C’s counsel contacted Baker Botts to request permission to join Company F and its chief executive officer to Company C’s confidentiality agreement as potential financing sources in order to facilitate the submission by Company C of a potential alternative transaction proposal during the keep-shop period. As part of such request, Company C’s counsel stated that it was their expectation that the identity of Company F and its chief executive officer would not be shared with

Elliott and kept confidential. Later that afternoon, Baker Botts contacted Company C’s counsel to discuss the request. During such discussion, Company C’s counsel acknowledged that they understood the keep-shop provision and the Company’s obligations thereunder, and the associated timing constraints given that the keep-shop period would expire the next day at 11:59 p.m. EDT. Baker Botts informed Company C’s counsel that if it proceeded with the joinder then the disclosure of the identity of Company F and its chief executive officer to Elliott would be required under the terms of the Original Merger Agreement. Company C’s counsel informed Baker Botts that Company C was not authorized to allow disclosure of the identity of Company F and its chief executive officer to Elliott, and Company C’s counsel would need to obtain approval for such disclosure before proceeding with the joinder.

At 6:25 p.m. EDT on June 12, 2019, a telephonic meeting of the Special Committee was held, with representatives from Baker Botts in attendance. At the meeting a representative from Baker Botts provided a summary of the communications received from and discussions with Company C and its counsel throughout the day in connection with a potential revised proposal and the request for a joinder to its confidentiality agreement. Baker Botts informed the Special Committee that Company C’s counsel had not yet contacted Baker Botts regarding its authorization to disclose the identities of Company F and its chief executive officer to Elliott. The Special Committee and Baker Botts then discussed the provisions of the Original Merger Agreement that permit the Company to engage with Company C during the keep-shop period, the Company’s obligations to keep Elliott informed of all material communications with Company C and its representatives, and the timing constraints of any proposal from Company C that the Special Committee and its advisors could review in good faith prior to the keep-shop expiration time. Following such discussion, the Special Committee unanimously determined that Company F and its chief executive officer would be permitted to be joined to Company C’s confidentiality agreement as potential financing sources to facilitate Company C’s ability to submit a proposal prior to the keep-shop expiration time, provided that Company C consented to the disclosure of the identity of Company F and its chief executive officer to Elliott to allow the Company to fulfill its obligations under the Original Merger Agreement, and that Company C’s counsel reaffirmed its understanding of the provisions of the Original Merger Agreement governing the engagement of the parties during the keep-shop period. The Special Committee directed Baker Botts to contact Company C’s counsel and convey its determinations.

Following the meeting, at approximately 7:00 pm EDT, as directed by the Special Committee, Baker Botts reached out to Company C’s counsel to convey the Special Committee’s determination regarding the joinder. Baker Botts was unable to reach Company C’s counsel, but stated in an email and voicemail at that time that the Special Committee was willing to grant a joinder under Company C’s confidentiality agreement to Company F and its chief executive officer subject to the conditions discussed above, and that Baker Botts had prepared a draft joinder that it would share with Company C’s counsel once authorization had been granted to disclose the identity of Company F and its chief executive officer to Elliott.

Following these efforts to contact Company C’s counsel, at approximately 7:30 p.m. EDT on June 12, 2019, Baker Botts notified Debevoise that the Special Committee had unanimously approved the request by Company C to add Company F and its chief executive officer to Company C’s confidentiality agreement and that the joinder was prepared for execution as soon as Company C’s counsel informed Baker Botts that Company F’s identity could be disclosed to Elliott as required by the Original Merger Agreement.

At approximately 10:00 a.m. EDT on June 13, 2019, Debevoise advised Baker Botts that Elliott would consider any amendment of Company C’s confidentiality agreement in such close proximity to the expiration of the keep-shop period not in keeping with the intent of the keep-shop provisions of the merger agreement, in light of the low likelihood of any new financing source to reach a decision to provide a firm financing commitment prior to the expiration of the keep-shop period.

At approximately 12:00 p.m. EDT Baker Botts spoke with members of the Special Committee and informed them that Baker Botts still had not heard from Company C’s counsel regarding the requested authorization.

At approximately 12:55 p.m. EDT on June 13, 2019, Company C’s counsel notified Baker Botts that the Special Committee was authorized to disclose the names of Company F and its chief executive officer to Elliott. In addition, in that communication Company C’s counsel requested confidentiality agreement joinders for two more potential sources of financing.

Following receipt of Company C’s counsel’s authorization, between approximately 1:00 p.m. EDT and 1:30 p.m. EDT, Baker Botts contacted Mr. Carleton and Ms. Higgins (who subsequently spoke with Mr. Guenther and Ms. Van Der Zon). All members of the Special Committee unanimously agreed that the authorization from Company C’s counsel to disclose the identity of Company F and its chief executive officer to Elliott had been provided with too little time remaining prior to the expiration of the keep-shop period, which was to expire at 11:59 p.m. EDT the same day (or less than 12 hours from the time Baker Botts was informed that the Special Committee was authorized to disclose the names of Company F and its chief executive officer to Elliott). The Special Committee stated that it believed it extremely unlikely that Company F, its chief executive officer and the two additional parties for which Company C’s counsel had requested joinders would be able to execute joinders and review the Company’s confidential information sufficiently to support the submission by Company C of a proposal to the Special Committee prior to the expiration of the keep-shop period, and that even if such a proposal was delivered prior to the expiration of the keep-shop period, the Special Committee believed it extremely unlikely that the timing of such delivery would leave sufficient time to allow the Special Committee to review the proposal (and any documentation) in good faith prior to the expiration of the keep-shop period. The Special Committee observed that it was not only required to review the proposal but would also be required to determine whether such proposal constituted a Superior Proposal (as such term is defined in the Original Merger Agreement) prior to the expiration of the keep-shop period, otherwise the termination fee payable to Elliott would increase. As part of such conversations, the members of the Special Committee also observed the length of time it took for Company C’s counsel to return Baker Botts’ message from 7:00 p.m. the previous night requesting authorization, and the potential impact granting a joinder at this time could have on the transaction with Elliott. Based on these factors, the Special Committee determined to deny Company C’s request to join Company F, its chief financial officer and the two additional parties to Company C’s confidentiality agreement.

Following these discussions, Baker Botts contacted Company C’s counsel to inform them of the Special Committee’s determination given the close proximity of Company C’s request to the expiration of the keep-shop period. Later that afternoon, Company C’s counsel again reached out to Baker Botts to instead ask for a waiver of certain provisions of the confidentiality agreement that would allow Company C to engage in discussions with additional financing sources following the expiration of the keep-shop period.

At approximately 3:59 p.m. EDT on June 13, 2019, the chief executive officer of Company C contacted Evercore and informed Evercore that Company C had scheduled meetings with representatives of Company F early the following week and wanted the ability to share with Company F the confidential information of the Company. The chief executive officer of Company C concluded by requesting that the Special Committee reconsider its position with respect to the ability of Company F and certain of the additional financing sources to receive the Company’s confidential information in connection with a potential proposal.

At 6:15 p.m. EDT on June 13, 2019, a telephonic meeting of the Special Committee was held, with representatives from Evercore and Baker Botts in attendance. At the meeting, representatives from Baker Botts and Evercore summarized the communications received from and discussions with Company C and its counsel throughout the day. In connection with such discussion, Baker Botts and Evercore summarized, among other things, (i) the fact that Company C’s counsel had not responded to Baker Botts’ request for authorization to disclose the financing sources’ identity to Elliott in order to proceed with the joinder, requested at 7:00 p.m. on June 12, until 1:00 p.m. the following day (as Baker Botts had informed the members of the Special Committee earlier that afternoon), (ii) Company C’s counsel’s objections to the Special Committee’s determination not to provide a joinder, (iii) Company C’s counsel’s amended request for a waiver instead of a joinder, and (iv) Company C’s chief executive officer’s communication stating that Company C planned to meet with Company F early the following week (which meeting the Special Committee noted was well beyond the expiration of the keep-shop period) and requesting the Special Committee reconsider its position.

After discussing these communications, the Special Committee discussed with Baker Botts and Evercore the status of Company C’s proposal and the likelihood of receiving a proposal from Company C that the Special Committee could reasonably determine constituted a Superior Proposal (as such term is defined in the Original Merger Agreement) before the expiration of the keep-shop period. During such discussion, the Special Committee considered and discussed with Baker Botts and Evercore, among other things, (i) that Baker Botts had been informed by counsel to Mr. Riggio earlier that day that while Mr. Riggio had remained willing to discuss a roll-over of his equity prior to the expiration of the keep-shop period, Mr. Riggio still did not have any agreement or understanding with Company C to support its proposal, (ii) the materials that Company C would need to submit, such as letters evidencing fully-committed debt financing and a revised merger agreement draft, to enable the Special Committee and its advisors to review and evaluate whether Company C had in fact put forth a Superior Proposal and the time that would be needed to complete such review compared with the approaching keep-shop period expiration, (iii) the continued lack of certainty involved with Company C’s proposal, including from financing and regulatory standpoints, (iv) the continued ability of Company C to submit a Superior Proposal following the keep-shop period in light of the expiration of its standstill obligations upon the Company’s execution of the Original Merger Agreement, and the Company’s ability to pursue such a proposal pursuant to the terms of the Original Merger Agreement should one be made and (v) the ramifications of such a proposal being made after the expiration of the keep-shop period.

At approximately 6:20 p.m. EDT, while the meeting was in session, Baker Botts received a call from Company C’s counsel requesting that, instead of a joinder, Company C’s confidentiality agreement be amended to enable Company C to discuss its proposal with certain third parties, including the parties identified by Company C over the previous two days, without disclosing the Company’s confidential information to such parties.

Baker Botts returned to the meeting of the Special Committee and updated the Special Committee regarding the new request. During the ensuing discussion, the Special Committee considered and discussed with Evercore and Baker Botts, among other things, (i) the fact that, following the expiration of the keep-shop period, Mr. Riggio would no longer be permitted to economically support Company C’s proposal (whether pursuant to a roll-over of his equity or cash investment) pursuant to the terms of his Original Support Agreement, unless the Original Merger Agreement was terminated, terminating Mr. Riggio’s Original Support Agreement, (ii) the amount of time Company C already had to submit a Superior Proposal and that Company C had not submitted a revised proposal since May 31, 2019, (iii) the number of financing sources that were already party to a joinder to Company C’s confidentiality agreement and the amount of time during which these sources had been party to joinders, (iv) the provisions of the Original Merger Agreement that permitted the Company to engage with Company C prior to the expiration of the keep-shop period for the purpose of eliciting a Superior Proposal during the keep-shop period, (v) the ability of Company C to submit a Superior Proposal following the expiration of the keep-shop period without amending its confidentiality agreement, and the Company’s ability to engage with Company C and pursue such proposal were it to be made, and (vi) the potential negative impact on the pending transaction with Elliott of amending a confidentiality agreement with another party at this time in close proximity to the expiration of the keep-shop period. Following such discussion, the Special Committee unanimously determined that no amendments to Company C’s confidentiality agreement would be approved prior to the keep-shop expiration. The Special Committee directed Baker Botts to convey its determinations to Company C’s counsel.

Following the meeting, and as directed by the Special Committee, at 7:42 p.m. EDT on June 13, 2019, Baker Botts contacted Company C’s outside legal counsel and conveyed the Special Committee’s determination that no waiver or amendment to Company C’s confidentiality agreement would be provided at that time given the close proximity to the expiration of the keep-shop period. During this conversation, Company C’s counsel stated that Company C would not be making a proposal prior to the expiration of the keep-shop period but reiterated their request for an amendment or waiver of Company C’s confidentiality agreement. Baker Botts responded that, since no proposal would be made during the keep-shop period, it could no longer engage in discussions and negotiations with Company C’s counsel. Company C’s counsel nevertheless stated that it would follow up with a written request for a waiver or amendment to Company C’s confidentiality agreement, which was delivered to Baker Botts later that evening requesting approval for Company C to disclose the transaction to two additional potential financing sources that had not been identified by Company C during the prior requests.

At 7:54 p.m. EDT on June 13, 2019, Baker Botts informed Bryan Cave of the Special Committee’s determination not to grant any amendments or waivers to Company C’s confidentiality agreement, and that Company C would not be making a proposal prior to the expiration of the keep-shop period.

At 10:15 p.m. EDT on June 13, 2019, Baker Botts contacted Debevoise, in accordance with the terms of the Original Merger Agreement, to inform them of the conversations with Company C’s counsel during the course of the day and the decisions of the Special Committee.

At 11:59 p.m. EDT on June 13, 2019 the keep-shop period provided in the Original Merger Agreement expired without the Company receiving a Superior Proposal from any of the excluded parties, including Company C.

On June 14, 2019, at 10:45 a.m. EDT, a telephonic meeting of the Special Committee was held, with representatives from Baker Botts in attendance. Baker Botts updated the Special Committee on its conversations with Company C’s counsel and with Debevoise from the night before in advance of the expiration of the keep-shop period. The Special Committee reviewed with Baker Botts its analysis from its June 13, 2019 meeting and reaffirmed its determinations with respect to the transaction, including with respect to the request of Company C’s counsel for amendments or waivers to Company C’s confidentiality agreement. Baker Botts noted for the Special Committee the number and identity of financing sources already subject to a joinder with Company C and with whom Company C could discuss a potential transaction during the no-shop period, which list included one of the parties as to which Company C had requested a waiver the night before, and further noted as to the other two parties subject to the prior evening’s waiver request, one had already executed a confidentiality agreement with the Company early in the strategic review process (and declined to participate) and the second was party to a joinder with another bidder. The Special Committee also discussed the fact that, pursuant to the terms of the standstills included in the confidentiality agreements with the bidders, Company C was no longer subject to a standstill obligation and could submit an unsolicited proposal after the expiration of the keep-shop period under the terms of the Original Merger Agreement. The Special Committee then directed Baker Botts to continue working toward consummating the transaction with Elliott as expeditiously as possible, subject to any subsequent receipt of a Superior Proposal.

Thereafter, Baker Botts and Debevoise began negotiating the terms of the amendment to the Original Merger Agreement to provide for the two-step tender offer structure contemplated by the Original Merger Agreement (the “Merger Agreement Amendment”).

On June 17, 2019 at 11:15 a.m. EDT, a telephonic meeting of the Special Committee was held, with representatives from Baker Botts and Evercore in attendance. The Special Committee discussed with Baker Botts and Evercore whether the most recent proposal made by Company C was reasonably likely to lead to a Superior Proposal. As part of such discussion, the Special Committee discussed the various communications with Company C’s counsel in the 36 hours leading up to the expiration of the keep-shop period. Following such discussion, the Committee unanimously determined that Company C’s most recent proposal of May 31, 2019 was not reasonably likely to lead to a Superior Proposal (and that the excluded party provisions of the Original Merger Agreement were no longer applicable) based on, among other things, (i) the fact that the May 31 proposal included significant financing from Mr. Riggio, and Mr. Riggio was no longer permitted to support (economically or otherwise) Company C’s bid under the terms of the Support Agreement (which was the Original Support Agreement at the time), and Company C’s lack of alternative committed sources of equity financing, so long as the Support Agreement (which was the Original Support Agreement at the time) remained in effect, (ii) the amount of time Company C had already had to obtain committed financing (from any of the numerous parties with whom they signed joinders) and submit a Superior Proposal and (iii) the amount of time that would be required to obtain regulatory approval of a Company C transaction and the risk of execution resulting from Company C’s refusal to agree to a “hell or high water” requirement on regulatory clearance (per the last draft of the merger agreement they had submitted to Baker Botts). The Special Committee also discussed with Baker Botts the potential risks associated with finding that Company C’s most recent proposal was reasonably likely to lead to a Superior Proposal and the consequences of determining that Company C’s most recent proposal was not reasonably likely to lead to a Superior Proposal, including (x) that a return/destroy notice would be sent pursuant to the confidentiality agreement with Company C and (y) that, to the extent Company C attempted to make a Superior Proposal during the “no-shop” period, it would no longer be limited by the restrictions on equity financing that applied to Excluded Parties pursuant to the Original Merger Agreement. Following this determination and discussion, the Special Committee discussed with Baker Botts the Merger Agreement Amendment.

Shortly following the meeting, pursuant to the Special Committee’s determination that Company C’s most recent proposal was not reasonably likely to lead to a Superior Proposal, Evercore, at the instruction of the Special Committee, delivered a notice to Company C’s financial advisors to return or destroy all confidential information of the Company obtained by Company C as part of its review of a potential transaction.

On June 18, 2019 at 5:24 p.m. EDT, Company C’s financial advisor delivered a written proposal for an alternative transaction to Evercore. The proposal (the “June 18 Proposal”) included, among other things, (i) a purchase price of $7.25 per share of Company Common Stock, (ii) a “hell or high water” regulatory covenant, (iii) a $30 million reverse termination fee, (iv) no prohibition on ordinary course quarterly dividends made by the Company consistent with past practices, (v) removal of conditionality regarding the Company achieving certain year-on-year funded debt levels, (vi) no third-party consent conditionality, and (vii) a December 31, 2019 “outside date” to consummate the transaction (with no automatic extension for regulatory delay). With respect to the financing of the acquisition price, the June 18 Proposal letter stated that certain conditions with respect to the previously proposed debt financing had been removed, and that a $201 million gap in their financing sources would be filled by a combination of one or more interested parties that had contacted Company C in connection with facilitating a proposal by Company C, although no such parties were specifically named or included as signatories to the proposal. The June 18 Proposal did not include any indication that any equity financing sources were prepared to join a bid by Company C at the price proposed by Company C, nor was there any indication that Company C had the capability of providing the necessary equity financing itself. The June 18 Proposal requested that the Company rescind the prior day’s return or destroy notice under the confidentiality agreement and allow these new interested parties to execute joinders to the Company’s confidentiality agreement.

During the evening of June 18, 2019, Baker Botts contacted the members of the Special Committee to inform them of the receipt of the June 18 Proposal and provide them with a summary of the terms, and to schedule a call for the next morning to further discuss the June 18 Proposal and the next steps. Following such discussions, Baker Botts sent Debevoise a copy of the June 18 Proposal in accordance with the Company’s obligations under the Original Merger Agreement.

On June 19, 2019 at 10:30 a.m. EDT, a telephonic meeting of the Special Committee was held, with representatives of Baker Botts and Evercore present. Baker Botts and Evercore provided the Special Committee with an overview of the June 18 Proposal and of the Company’s obligations set forth in the Original Merger Agreement with respect to the receipt of an unsolicited alternative transaction proposal. The Special Committee also discussed with its advisors the necessary financing that the letter stated was not yet committed. Following such discussion with its advisors, the Special Committee unanimously determined that it would not yet make a determination as to whether the June 18 Proposal was reasonably likely to lead to a Superior Proposal, but instead would exercise the Company’s right set forth in the Original Merger Agreement to clarify the terms of the June 18 Proposal, specifically regarding the status of the financing and the $201 million additional equity funding necessary to complete the financing of the June 18 Proposal. Accordingly, the Special Committee directed Evercore to contact Company C’s financial advisor to clarify the terms of the June 18 Proposal consistent with the Company’s rights under the Merger Agreement, specifically with respect to the status of the financing commitments and directed Baker Botts to continue moving forward with the transactions contemplated by the Original Merger Agreement, including with respect to the negotiations with Elliott of the Merger Agreement Amendment. The Special Committee determined to reconvene following Evercore’s discussion with Company C’s financial advisor.

Shortly after the meeting, Baker Botts contacted Debevoise to inform them that Evercore would be reaching out to Company C’s financial advisor to clarify the terms of the June 18 Proposal as permitted under the terms of the Original Merger Agreement.

That afternoon, Evercore contacted Company C’s financial advisor as directed by the Special Committee to further clarify Company C’s proposal in accordance with the Company’s rights under the Original Merger Agreement. Company C’s financial advisor informed Evercore that the additional equity and debt financing sources listed in the June 18 Proposal would be beneficial in assembling the most cost-efficient financing package for Company C but that reaching an agreement with these additional parties would take some time. Company C’s financial advisor further informed Evercore that they believed Company C could obtain the necessary equity and debt funding from some combination of three specific financing sources, including Company D, that were already subject to confidentiality obligations with the Company and Company C, within a couple of weeks.

On June 20, 2019 at 7:45 a.m. EDT, prior to a scheduled meeting of the Special Committee, Debevoise delivered to Baker Botts a letter from Elliott stating Elliott’s views with respect to the June 18 Proposal, including the lack of committed financing in support of the offer price, and Elliott’s belief that further engagement with Company C would be inconsistent with the Company’s obligations under the Original Merger Agreement.

At 9:00 a.m. EDT on June 20, 2019, the Special Committee reconvened and held a telephonic meeting, with representatives of Baker Botts and Evercore present. Evercore and Baker Botts relayed to the Special Committee the information Evercore had gathered from Company C’s financial advisor the previous afternoon regarding the June 18 Proposal and the related financing matters. Baker Botts discussed with the Special Committee the provisions of the Original Merger Agreement that applied to the receipt and consideration of the June 18 Proposal, including restrictions with respect to the execution of a confidentiality agreement with a bidder who makes an Alternative Transaction Proposal during the no-shop period. The Special Committee and its advisors discussed the fact that Company C was not subject to any standstill obligations and could make a public offer at any time with the financial support of the three financing sources mentioned to Evercore by Company C’s financial advisor and already subject to confidentiality obligations (including Company D) with Company C and the Company. Baker Botts then discussed with the Special Committee the letter it had received from Elliott prior to the meeting.

Following further discussion regarding the June 18 Proposal, the Special Committee discussed with its advisors the possibility of proposing to Elliott that Elliott grant a waiver of the Company’s obligations under the non-solicitation covenants set forth in the Original Merger Agreement to allow the Special Committee to engage with Company C on the June 18 Proposal for a period of time. The Special Committee observed that such a waiver would permit the Special Committee to allow Company C the benefits of engaging with the Special Committee to solidify its proposal without requiring the Special Committee to make a determination that the June 18 Proposal was reasonably likely to lead to a Superior Proposal, and would allow Company C to continue using the Company’s confidential information in connection with obtaining financing in support of its proposal. After a discussion regarding the implications of requesting such a waiver from Elliott, the Special Committee unanimously determined that Baker Botts should request such a waiver from Elliott with respect to the June 18 Proposal, and the Special Committee would reconvene to consider the next steps once Elliott had responded to the request. Following this discussion, the Special Committee discussed the Merger Agreement Amendment with Baker Botts and the status of the related negotiations.

Shortly following the conclusion of the meeting, Baker Botts contacted Debevoise to discuss the Special Committee’s request of a waiver from Elliott of the Company’s non-solicitation obligations with respect to the June 18 Proposal from Company C. Debevoise stated that it would deliver the request to Elliott.

At 6:15 p.m. EDT on June 20, 2019, Debevoise informed Baker Botts that it had delivered the Special Committee’s proposal to Elliott and it was under consideration. Debevoise also informed Baker Botts at this time that it would be sending a revised draft of the Merger Agreement Amendment later that evening, which Debevoise sent that night.

At 11:30 a.m. EDT on June 21, 2019, Debevoise informed Baker Botts that Elliott declined to grant the requested waiver that would have permitted the Company to engage with Company C.

At 1:30 p.m. EDT, following a series of discussions between Debevoise and Baker Botts on the terms of the Merger Agreement Amendment, Debevoise confirmed that it had only minor, non-substantive comments on the Merger Agreement Amendment.

At 2:30 p.m. EDT on June 21, 2019 the Special Committee held a telephonic meeting, with representatives of Baker Botts and Evercore present. Baker Botts informed the Special Committee of Elliott’s rejection of the proposed waiver to enable the Company to engage with Company C regarding the June 18 Proposal. Specifically, Baker Botts informed the Special Committee that Elliott did not view the June 18 Proposal as an actionable bona fide proposal under the term of the Original Merger Agreement given the lack of committed financing, and it would view any further discussions with Company C as a potential breach of the Original Merger Agreement by the Company. The Special Committee determined that the next steps required it to make a good faith determination, in consultation with Baker Botts and Evercore, as to whether the June 18 Proposal was reasonably likely to lead to a Superior Proposal. Baker Botts described in detail the relevant provisions of the Original Merger Agreement, including the definition of Superior Proposal which includes a determination as to whether the relevant proposal is reasonably likely to be consummated on the terms proposed, taking into account all financial, legal, regulatory and other aspects of the proposal. The Special Committee observed that the lack of fully committed (or even sourced) financing as set forth in the June 18 Proposal made it difficult to determine that the proposal was reasonably likely to be consummated on the proposed terms and noted the amount of time it could take to obtain fully-committed financing.

The Special Committee then discussed the legal, timing and regulatory implications of pursuing the June 18 Proposal, including with respect to the deal certainty regarding the transaction with Elliott and the risk of attempting to close a highly leveraged transaction as had been proposed by Company C during and after the 2019 holiday season in light of the Company’s declining results. As part of this discussion, Baker Botts noted to the Special Committee that the Merger Agreement Amendment was nearing final form, and discussed with the Special Committee the anticipated timeline to closing following the execution of the Merger Agreement Amendment as compared to the extended closing timeline for a transaction with Company C. Evercore then discussed with the Special Committee Evercore’s views on Company C’s ability to secure financing in support of the June 18 Proposal. As part of this discussion, Evercore observed that according to Company management’s forecast of financial information, Company C may be required to raise even more equity than contemplated by the June 18 Proposal to assume or satisfy the Company’s debt obligations, and uncertainty resulting from such additional financing requirements. The Special Committee then discussed with Evercore and Baker Botts the significant period of time Company C and each of the three potential equity financing sources referenced in Evercore’s discussion with Company C’s financial advisor (including Company D) already had to perform due diligence regarding the Company but still had not committed to finance the June 18 Proposal or indicated any willingness to support the price set forth in the June 18 Proposal.

Following these discussions, and after considering the advice of Evercore and Baker Botts, the Special Committee unanimously determined that the June 18 Proposal was not reasonably likely to lead to a Superior Proposal and to decline Company C’s requests. The Special Committee directed Baker Botts to inform Company C’s counsel, as well as Debevoise, of this determination.

Between June 21, 2019 and June 24, 2019, Evercore and Baker Botts continued negotiating the draft of the Merger Agreement Amendment with Credit Suisse, Debevoise and Elliott to provide for the consummation of the merger via a tender offer and short-form merger pursuant to Section 251(h) of the DGCL. The negotiations among the parties focused on the obligations of Parent and the Offeror under the amended and restated merger agreement to extend the expiration time of the tender offer in the event the minimum tender requirement applicable under Section 251(h) of the DGCL was not met at any then-scheduled expiration time. In connection with such negotiations, Baker Botts and Debevoise exchanged drafts of the Merger Agreement Amendment. Baker Botts delivered to Debevoise a proposed execution version of the Merger Agreement Amendment on June 21, 2019.

On June 23, 2019, the Special Committee held a telephonic meeting at which representatives of Evercore and Baker Botts were present. At the meeting, Baker Botts reviewed the long-form merger contemplated by the Original Merger Agreement. The Committee discussed the timeline of the long-form merger, the shareholder vote required to consummate the merger and the covenant for the Company and Elliott to negotiate in good faith to amend the transactions to be a two-step tender offer pursuant to Section 251(h) of the DGCL. Baker Botts then reviewed the revised transaction structure pursuant to the Merger Agreement Amendment, which contemplated a cash tender offer of $6.50 per Share followed by a back-end merger, summarizing the key terms and outlining the recommendations and approvals required of the Special Committee and the Barnes & Noble Board. The Special Committee discussed the conditions to consummate the Offer (such as the Minimum Condition), the provision governing modification, extension and termination of the Offer and the expected timeline of the Offer. Baker Botts summarized the circumstances under which Elliott would be required to extend the Offer if certain conditions are not met. The Special Committee also discussed the rights of the Company if Elliott were to breach the Merger Agreement Amendment and the rights of the Company’s stockholders who do not tender in the Offer. Baker Botts also summarized for the Special Committee a restated version of the Original Support Agreement, which was modified in connection with the Merger Agreement Amendment to reflect the new transaction structure. After considering the foregoing, and taking into consideration the factors described below under “—Reasons for Recommendation,” the Special Committee unanimously (i) determined and declared that the Transactions were fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared it advisable that the Company enter into the Merger Agreement Amendment with Elliott and consummate the transactions contemplated thereby and (iii) recommended that the Barnes & Noble Board approve, declare advisable and adopt the Merger Agreement Amendment and the transactions contemplated thereby. Each action taken by the Special Committee during the foregoing background was made on a unanimous basis.

On June 24, 2019, the Barnes & Noble Board, on the recommendation of the Special Committee and in consideration of the reasons described below under “—Reasons for Recommendation,” executed a unanimous written consent that (i) resolved that the Merger Agreement Amendment and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved, declared advisable and adopted the Merger Agreement Amendment and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their shares to the Offeror pursuant to the Offer.

The parties executed the Merger Agreement Amendment (which is the “Merger Agreement” as used in the other items of this Schedule 14D-9) on June 24, 2019 following the approvals of the Special Committee and the Board. The Offeror commenced the Offer on July 9, 2019.

(ii) Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Special Committee and the Barnes & Noble Board consulted with senior management of the Company, as well as Evercore and Baker Botts, in the case of the Special Committee, and Guggenheim Securities and Paul Weiss, in the case of the Barnes & Noble Board. In the course of making their respective recommendations, the Special Committee and the Barnes & Noble Board considered numerous factors, including the following material factors and benefits of the Transactions, among others and not necessarily in order of relative importance:

Premium to Market Price; Certainty of Value

•

The recent and historical market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the Share price has generally declined over the past several years and the $6.50 per Share consideration payable in the Offer and the Merger represents:

•

a premium of approximately 41.6% over the closing price of the Shares on June 5, 2019 (the last trading day prior to June 6, 2019, which is the date rumors of a potential transaction were reported in the media);

•	a 43% premium to the volume weighted average price for the Shares over the 10-trading day period ended June 5, 2019; and

•	a 34.8% premium to the volume weighted average price for the Shares over the 30-trading day period ended June 5, 2019.

•

The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company’s stockholders and does not expose them to any future risks related to the business of the Company or the financial markets generally.

•

The belief that the Special Committee had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•

The opinion, dated June 6, 2019, of Evercore to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to holders of Shares, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “—Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor” below.

•

The opinion, dated June 6, 2019, of Guggenheim Securities to the Barnes & Noble Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to holders of Shares, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “—Opinions of Financial Advisors—Opinion of Barnes & Noble’s Financial Advisor” below.

Prospects of the Company

•

The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Shares.

•

The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to achieving the Company’s long-term business plan in light of the current and foreseeable business and market conditions, which further includes the risks associated with the retail bookselling industry, the retail industry generally, competition from the Internet and other retail sources and shifting consumer preferences and demographics, as well as other risks and uncertainties, including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended April 27, 2019, as manifested by the Company’s declining sales.

•

The belief, after a comprehensive exploration of all the considerations set forth herein, that the completion of the Offer and the consummation of the Transactions represent the Company’s best reasonably available alternative for maximizing stockholder value.

Active Competitive Process

•

The fact that the Company actively sought proposals from numerous parties that it believed were logical potential buyers (56 in total, including Elliott). See “—The Solicitation or Recommendation—Background of the Offer and the Merger” above.

•	The fact that there were multiple rounds of bidding from potential buyers.

•

That fact that, through extensive arm’s-length negotiations with Parent, the Company and its advisors were able to obtain enhancements including the increase in the Offer Price proposed by Parent from its original second-round bid to the end of the negotiations and inclusion of provisions in the Merger Agreement that increased the likelihood of completing the Offer and consummating the Merger.

•

The belief that, based on the Special Committee’s negotiations and discussions with Elliott, the Offer Price represented the highest price Elliott was willing to pay and that, as stated in Elliott’s second-round bid, Elliott’s willingness to pay the Offer Price was of limited duration.

•

The conclusion of the Special Committee that, in light of the substantial uncertainty regarding the ability of the Company to consummate a transaction with other potential bidders (including uncertainty around their ability to secure committed financing after a lengthy sales process and the ability of the Company to timely consummate a transaction with a buyer who presented regulatory risks or delays), the Transactions reflected the best opportunity to maximize shareholder value.

Speed and Likelihood of Consummation

•	The likelihood that the Transactions would be consummated without significant delay based on, among other things:

•	The lack of any material regulatory risks or delays and the resulting likelihood of obtaining required regulatory approvals in a short period of time following signing;

•	The strength of and lack of conditionality in the debt and equity financing commitments of Parent and the Offeror to fund the Transactions (as more fully described below);

•	The financial resources of Elliott and, by extension, Parent and the Offeror;

•

The fact that the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•	The customary nature of the conditions to closing; and

•	The speed with which a two-step tender offer and merger structure can be completed.

•

The belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Transactions will be unduly delayed or that the Transactions will not be consummated.

•

The Company’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement and Elliott’s equity commitment.

Financing Matters

•	The fact that Parent had obtained committed Equity Financing in an amount equal to $265 million and the Offeror had obtained committed Debt Financing from major financial institutions and financial entities with significant experience in similar lending transactions and strong reputations for honoring their commitments in an amount that, together with the committed Equity Financing, would be sufficient to consummate the Transactions.

•

The fact that there are a limited number and nature of the conditions to the Equity Financing and Debt Financing and the obligation of Parent and the Offeror to use their reasonable best efforts to satisfy the conditions to the Equity Financing and Debt Financing.

•	The fact that the Offer and the Merger are not subject to a financing condition.

Appraisal Rights

•

The fact that appraisal rights under the DGCL would be available to the stockholders of the Company who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to payment of the “fair value” of their Shares as determined by the Delaware Court of Chancery (see “Notice of Appraisal Rights” under “Item 8. Additional Information”).

“Keep-Shop” and Ability to Terminate in Certain Circumstances

•

The Company’s ability, under certain circumstances and until 11:59 p.m., Eastern Time, on June 13, 2019 (the “Keep-Shop Expiration Time”), to continue or otherwise participate in any discussions or negotiations with, or furnish information to, certain third parties (the “Excluded Parties”) who had prior to May 29, 2019 submitted proposals that presented a superior value to the Company’s stockholders, and to terminate the Merger Agreement in order to enter into an agreement with an Excluded Party at or prior to the Keep-Shop Expiration Time if that agreement constituted a Superior Proposal, subject to the Company paying the documented out-of-pocket expenses incurred by Parent and its affiliates in connection with the Merger Agreement up to an aggregate amount of $4,000,000 (the “Parent Expenses”).

•

The Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, subject to the Company paying Parent a termination fee of $17,500,000 (the “Company Termination Fee”).

•

The ability, under certain circumstances, for the Barnes & Noble Board (or the Special Committee) to withdraw or adversely modify, qualify or amend its recommendation in favor of the Transactions (an “Adverse Recommendation Change”) at any time before the consummation of the Offer, in response to a Superior Proposal or Intervening Event (as defined in the Merger Agreement), subject to the Company paying Parent the Company Termination Fee if Parent terminates the Merger Agreement as a result of the Adverse Recommendation Change.

•

The belief that the Parent Expenses or the Company Termination Fee, as applicable, payable to Parent in certain circumstances, including if the Company terminated the Merger Agreement to accept a Superior Proposal or if Parent terminated the Merger Agreement as a result of an Adverse Recommendation Change, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

•	The customary nature of the representations, warranties and covenants of the Company in the Merger Agreement.

In the course of making its recommendation, the Barnes & Noble Board also considered:

•	the Special Committee’s unanimous determination that that the Transactions were fair to, and in the best interests of, the Company and its stockholders and the Special Committee’s recommendation that the Barnes & Noble Board approve, declare advisable and adopt the merger agreement and the transactions contemplated thereby;

•	the Special Committee’s having retained and received advice from its independent legal counsel and financial advisor;

•	that the Special Committee consists solely of independent and disinterested directors; and

•

the process undertaken by the Special Committee and its advisors in connection with evaluating the merger. See “—The Solicitation or Recommendation—Background of the Offer and the Merger” and “—Reasons for the Recommendation—Active Competitive Process.”

In the course of their deliberations, the Barnes & Noble Board and the Special Committee also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•

the fact that the all-cash price, while providing relative certainty of value, would not allow the Company’s stockholders to participate in any possible growth and profits of the Company following the completion of the Transactions;

•

the restrictions in the Merger Agreement on the Company’s ability to actively solicit any proposals that could lead to an Alternative Transaction Proposal, including restrictions on soliciting, initiating or knowingly facilitating or knowingly encouraging proposals or discussions or negotiations regarding an Alternative Transaction Proposal (other than pursuant to the terms of the keep-shop exceptions);

•

the restrictions in the Merger Agreement on the Company’s ability to continue discussions with the Excluded Parties after the Keep-Shop Expiration Time unless the excluded parties submit new Alternative Transaction Proposals that the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) are reasonably likely to lead to a Superior Proposal, and the fact that after the Keep-Shop Expiration Time the Company would be required to pay Parent the Company Termination Fee, as opposed to the Parent Expenses, if the Company terminated the Merger Agreement to enter into an agreement with any Excluded Party that constitutes a Superior Proposal;

•

the fact that the payment of the Parent Expenses or the Company Termination Fee, as applicable, may deter other potential bidders from making a competing proposal for the Company following the announcement of the Transactions;

•

the fact that Parent requires significant third party debt financing for the Transactions and that in the event that the lenders do not provide the debt financing under the Debt Commitment Letter, the Company may not be able to specifically enforce Parent’s obligations to consummate the Transactions (and would instead in certain circumstances be entitled to payment of the Parent Termination Fee);

•

the fact that the Company’s monetary remedy in connection with a breach of the Merger Agreement (including in the case of fraud or willful and material breach) by Parent or the Offeror is limited to the Parent Termination Fee and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or the Offeror;

•

the potential effect of the public announcement of the Merger Agreement, including effects on the Company’s revenues, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•

the risks and costs to the Company if the Transactions do not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business, vendor and customer relationships;

•	the restrictions on the conduct of the Company’s business prior to the consummation of the Transactions, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Transactions, and the prohibitions on the Company from taking certain actions that it may determine to be in its best interest, without the consent of Parent (which may not be unreasonably withheld, delayed or conditioned);

•

the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•

the fact that as an all-cash transaction the Transactions would be taxable to the Company’s stockholders for U.S. federal income tax purposes, although the Barnes & Noble Board and the Special Committee believed that this was mitigated by the fact that the entire consideration payable in the Transactions would be cash, providing adequate cash for the payment of any taxes due;

•

the fact that certain executive officers and directors of the Company may have interests in the Transactions that are different from, or in addition to, those of the Company’s stockholders (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors, and Affiliates”); and

•	the risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The foregoing discussion of the factors considered by the Barnes & Noble Board and the Special Committee is not intended to be exhaustive, but rather includes the principal material positive factors and material negative factors considered by the Barnes & Noble Board and the Special Committee. While the Barnes & Noble Board and Special Committee considered potentially positive and potentially negative factors, the Barnes & Noble Board and Special Committee concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The Barnes & Noble Board and Special Committee collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Barnes & Noble Board and Special Committee believed were appropriate. In view of the number and variety of factors and the amount of information considered, the Barnes & Noble Board and the Special Committee did not find it practicable, nor did they attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Barnes & Noble Board and the Special Committee viewed their positions and recommendation as being based on the totality of information presented to and considered by them. In considering the factors discussed above, individual directors may have given different weights to different factors.

(iii) Certain Unaudited Prospective Financial Information

Management Projections

Except for annual guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In the normal course of its financial planning, management of the Company prepared projections (the “Management Projections”), which Management Projections were provided to the Special Committee, the Barnes & Noble Board, the Sponsors, Parent, Evercore and Guggenheim Securities. Evercore and Guggenheim Securities were directed by the Special Committee and the Barnes & Noble Board, respectively, to use the Management Projections in connection with the rendering of their fairness opinions to the Special Committee and the Barnes & Noble Board and performing their related financial analysis, as described below under the heading “—Opinions of Financial Advisors.”

The primary assumption included in these projections was comparative store sales growth at a compound annual growth rate (“CSS CAGR”) of 2.3% between fiscal years 2020 and 2024. The projections included assumptions for increased sales in the book, non-book and ecommerce categories as well as an increase in member count from fiscal years 2020 to 2024. The projections also assumed annual capital expenditures ranging from $101.9 million to $111.8 million from fiscal years 2020 to 2024 and a relatively consistent gross margin rate of between 40.4% and 40.6% over the forecast period.

The following is a summary of the projections:

	Fiscal Year
$ in thousands	2020	2021	2022	2023	2024
Total Sales	$3,475,850	$3,555,666	$3,657,419	$3,772,115	$3,909,922
EBITDA(1)	$152,136	$177,885	$193,325	$206,625	$226,375

(1)

EBITDA is a non-GAAP (as defined below) measure. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations or other measure under GAAP. The following table shows a reconciliation from income from continuing operations before income taxes to EBITDA for the periods indicated:

	Fiscal Year
$ in thousands	2020	2021	2022	2023	2024
Net income	$28,014	$47,897	$57,885	$66,599	$79,776
Provision for income taxes	10,361	17,715	21,409	24,632	29,506
Interest income, net	14,487	13,217	11,997	11,015	9,939
Depreciation and amortization	99,274	99,055	102,034	104,379	107,153
EBITDA	$152,136	$177,885	$193,325	$206,625	$226,375

Sensitivity Analysis

In addition to performing its analysis using the Management Projections, Evercore, at the request of the Special Committee , utilized sensitivity cases using assumptions provided by management of the Company in its analysis (the “Sensitivity Analysis”). In particular, the Sensitivity Analysis showed the effects on profitability if the projected CSS CAGR in the Management Projection is not achieved.

The Sensitivity Analysis assumes lower CSS CAGR, ranging from a 1.0% to 4.0% reduction to the base case CSS CAGR of 2.3%, or a CSS CAGR of 1.3% to (1.7%), respectively. For every 1.0% reduction in CSS CAGR, the Sensitivity Analysis assumes, among other things:

•	a $10,000,000 reduction in marketing expenses and a $5,000,000 reduction in other expenses by fiscal year 2024, phased in evenly over the projection period;

•	annual planned store openings are reduced by 25%;

•	an approximately $5,000,000 reduction in capital expenditures by fiscal year 2024, phased in evenly over the projection period;

•	an annual membership growth decrease of 0.5%.

Store payroll expenses are assumed to be semi-variable, with 50% of such expenses assumed to decline proportionally with lower store sales.

The following table presents in summary of the Sensitivity Analysis for fiscal year 2024 (estimated):

	Reduction in CSS CAGR
$ in thousands	1%	2%	3%	4%
Total Sales	$3,704,173	$3,504,447	$3,310,569	$3,122,366
EBITDA(1)	$188,145	$151,654	$116,850	$81,697

(1)

EBITDA is a non-GAAP measure. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations or other measure under GAAP.

Cautionary Statements Regarding Management Projections and Sensitivity Analysis

The Management Projections were prepared by our management. The Sensitivity Analysis reviewed by Evercore at the instruction of the Special Committee adjusted the Management Projections, and utilized assumptions provided by our management. Each of the Management Projections and the Sensitivity Analysis was developed for internal use. The Management Projections and Sensitivity Analysis were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Management Projections or Sensitivity Analysis or expressed any opinion or any form of assurance related thereto. The summaries of the Management Projections and Sensitivity Analysis is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial projections that were made available to the Special Committee, the Barnes & Noble Board, the Sponsors, Parent, Evercore and Guggenheim Securities and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Management Projections and Sensitivity Analysis, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of our management. Because the Management Projections and Sensitivity Analysis cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The Management Projections for fiscal years 2020 through 2024 were based on a long-range planning model that management prepared and provided to the Special Committee, the Barnes & Noble Board, the Sponsors, Parent, Evercore and Guggenheim Securities.

Important factors that may affect actual results and result in the Management Projections and Sensitivity Analysis not being achieved include, but are not limited to, the general economic environment and consumer spending patterns, decreased consumer demand for the Company’s products, low growth or declining sales and net income due to various factors, including store closings, higher-than-anticipated or increasing costs, including with respect to store closings, relocation, occupancy (including in connection with lease renewals) and labor costs, the effects of competition, the risk of insufficient access to financing to implement future business initiatives, risks associated with data privacy and information security, risks associated with the Company’s supply chain, including possible delays and disruptions and increases in shipping rates, various risks associated with the digital business, including the possible loss of customers, declines in digital content sales, risks and costs associated with ongoing efforts to rationalize the digital business, risks associated with the eCommerce business, including the possible loss of eCommerce customers and declines in eCommerce sales, the risk that financial and operational forecasts and the Management Projections and Sensitivity Analysis are not achieved, the performance of the Company’s initiatives including but not limited to new store concepts and eCommerce initiatives, unanticipated adverse litigation results or effects, potential infringement of the Company’s intellectual property by third parties or by the Company of the intellectual property of third parties and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended April 27, 2019 and any subsequent documents that it files with the SEC. In addition, the Management Projections and Sensitivity Analysis may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Management Projections or Sensitivity Analysis will be realized, and actual results may vary materially from those shown.

The inclusion of the Management Projections and Sensitivity Analysis in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Management Projections or Sensitivity Analysis to be necessarily predictive of actual future events, and the Management Projections and Sensitivity Analysis should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections and Sensitivity Analysis or can give any assurance that actual results will not differ from the Management Projections or Sensitivity Analysis, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the Management Projections and Sensitivity Analysis were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections and Sensitivity Analysis are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections or Sensitivity Analysis, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections and Sensitivity Analysis or that the Management Projections or Sensitivity Analysis will be achieved.

Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended April 27, 2019. Please refer to the discussion entitled “Cautionary Note Regarding Forward-Looking Statements” under “Item 8. Additional Information.”

In light of the foregoing factors and the uncertainties inherent in the projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Management Projections or Sensitivity Analysis.

(iv) Opinions of Financial Advisors

Opinion of Special Committee’s Financial Advisor

The Special Committee retained Evercore to act as its financial advisor in connection with the Merger. As part of this engagement, the Special Committee requested that Evercore evaluate the fairness, from a financial point of view, of the Merger Consideration (as defined in the Original Merger Agreement) to be received by the holders of Shares. At a meeting of the Special Committee held on June 6, 2019, Evercore rendered to the Special Committee its oral opinion, subsequently confirmed by delivery of a written opinion, that based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, as of such date, the Merger Consideration to be received by the holders of Shares in the Merger was fair, from a financial point of view, to such holders. The Evercore fairness opinion was delivered in connection with the Original Merger Agreement and therefore references the Merger Consideration, which is the same as the Offer Price under the Merger Agreement.

The full text of the written opinion of Evercore, dated June 6, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. You are encouraged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Special Committee (in its capacity as such) in connection with its evaluation of the Merger and only addresses the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Shares. The opinion does not constitute a recommendation to the Special Committee or to any other persons in respect of the Merger, including as to how any holder of shares of Shares should vote or act in respect of the Merger. Evercore’s opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant;

•	reviewed certain non-public historical financial and operating data of the Company furnished to Evercore by management of the Company;

•

reviewed the Management Projections furnished to Evercore by management of the Company on March 22, 2019, and at the instruction of the Special Committee, reviewed the Sensitivity Analysis, as described in the Summary of Evercore’s Financial Analysis on page 48 and under Certain Unaudited Prospective Financial Information on page 45;

•

discussed with the Special Committee and management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Management Projections (including their views on the risks and uncertainties of achieving the Management Projections);

•	reviewed the reported prices and the historical trading activity of the Shares;

•	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•

compared the financial performance of the Company, and the valuation multiples relating to the Merger with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of the draft Merger Agreement, dated June 6, 2019; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. At the instruction of the Special Committee in light of historical trends and business developments subsequent to the Management Projections, for purposes of its opinion, Evercore reviewed and considered the Management Projections and Sensitivity Analysis and considered the impact on the future financial performance of the Company under the assumptions reflected in the Management Projections and Sensitivity Analysis. With respect to the Management Projections and Sensitivity Analysis, Evercore assumed with the consent of the Special Committee that they were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company under the assumptions reflected therein. Evercore did not express any view as to the Management Projections or Sensitivity Analysis, or the assumptions on which the Management Projections or Sensitivity Analysis were based. Evercore did not express any view as to estimates prepared by management of the Company with respect to the Company’s net operating loss tax carry forwards and the Company’s ability to utilize those net operating loss tax carry forwards to achieve future tax savings.

For purposes of its analysis and opinion, Evercore assumed in all respects material to its analysis, that the final executed Merger Agreement would not materially differ from the June 6, 2019 draft agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement are true and correct in all material respects, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or reduce the contemplated benefits to the holders of the Shares of the Merger.

Evercore did not conduct a physical inspection of the properties or facilities of the Company and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion necessarily was based upon information made available to Evercore as of the date of the opinion and financial, economic, market and other conditions as they exist and as can be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore expressed no opinion with respect to any matter other than the fairness to the holders of the Shares, from a financial point of view, of the Merger Consideration. Evercore did not express any view on, and Evercore’s opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore’s opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement.

Evercore’s opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the Merger. Evercore’s opinion did not constitute a recommendation to the Special Committee or to any other persons in respect of the Merger, including as to how any holder of shares of the Shares should vote or act in respect of the Merger. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Evercore’s Financial Analyses

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Special Committee on June 6, 2019 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole, and the order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 5, 2019 (the last full trading date prior to the rendering of Evercore’s opinion), and is not necessarily indicative of current market conditions.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis to calculate ranges of implied equity value of the Company as of April 28, 2019, the first day of the Company’s fiscal year 2020, utilizing estimates of the unlevered, after-tax free cash flows that the Company was expected to generate over the period beginning with its first fiscal quarter of 2020 through fiscal year 2024, under the different financial scenarios reflected in each of the Management Projections and Sensitivity Analysis. Evercore reviewed the Sensitivity Analysis at the instruction of the Special Committee, using assumptions provided by Company management, to show the effects on the Company’s implied valuation if projected comparable store sales growth in the Management Projections are not achieved.

Evercore first calculated ranges of terminal values for the Company under each of the Management Projections and Sensitivity Analysis using the (1) terminal earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple method by applying terminal year enterprise value to EBITDA multiples ranging from 3.0x to 4.0x to estimated fiscal year 2024 EBITDA; and (2) perpetuity growth rate method by applying an assumed perpetuity growth rate range of (3.0%) to 0.0% to estimated fiscal year 2024 unlevered, after-tax free cash flow, adjusted to reflect normalized levels of capital expenditures and depreciation and amortization and a constant level of working capital into perpetuity. Evercore then discounted the projected, unlevered, after-tax free cash flows of the Company over the period beginning with the first quarter of fiscal year 2020 through fiscal year 2024 under each of the Management Projections and Sensitivity Analysis and the ranges of terminal values for the Company that it calculated using the terminal year EBITDA multiple method and the perpetuity growth rate method under each of the Management Projections and Sensitivity Analysis to a present value as of April 28, 2019, using discount rates ranging from 9.5% to 10.5% to derive ranges of implied total enterprise values of the Company under each scenario. The discount rates were based on Evercore’s judgment of the estimated range of weighted average cost of capital for the Company, taking into account, among other factors, the impact of estimated cost of equity based on application of the capital asset pricing model, details regarding the capitalization of the Company and other public companies deemed most relevant to consider, and its professional judgment given the nature of the Company’s business and its industry. Based on these ranges of implied total enterprise values, the Company’s average net debt (calculated as average weekly total debt less average monthly cash and cash equivalents to account for seasonality in debt and cash balances) for fiscal year 2019, and the number of fully diluted shares of Shares, in each case as provided by Company management, Evercore calculated implied equity values per share of Shares as of April 28, 2019 as follows:

Scenario	Implied Equity Value
Management Projection—EBITDA Multiple Method	$6.32-$8.55
Management Projection—Perpetuity Growth Rate Method	$6.81-$9.71
Sensitivity Analysis (2% reduction in CSS CAGR)—EBITDA Multiple Method	$4.07-$5.57
Sensitivity Analysis (2% reduction in CSS CAGR)—Perpetual Growth Rate Method	$3.76-$5.42
Sensitivity Analysis (4% reduction in CSS CAGR)—EBITDA Multiple Method	$1.45-$2.77
Sensitivity Analysis (4% reduction in CSS CAGR)—Perpetual Growth Rate Method	$0.96-$1.49

Evercore compared the implied per share equity value ranges to the closing price of the Shares on June 5, 2019 of $4.59, and the Merger Consideration of $6.50 per Share.

Net Present Value of Future Stock Price Analysis

Evercore performed an illustrative analysis of the net present value of the hypothetical future stock price of the Company, which is designed to provide an indication of the present value of a theoretical future value of a company as a function of such company’s estimated future EBITDA and its assumed total enterprise value (“TEV”) to next 12 months (which is referred to in this Schedule 14D-9 as “NTM”) EBITDA multiple (based on the succeeding 12-month period), plus anticipated dividends to be received by shareholders during the projection period. For purposes of its analysis, Evercore used the Management Projections and Sensitivity Analysis for the period commencing with the first fiscal quarter of 2020 and ending in fiscal year 2024. Evercore assumed, based on the Management Projections, constant quarterly cash dividends of $0.15 per share in the projection period.

Evercore first multiplied the EBITDA estimates under the Management Projections and Sensitivity Analysis for each fiscal year through 2024 by TEV to NTM EBITDA multiples of 3.0x to 4.0x to calculate the implied future enterprise values. Based on the Company’s estimated net debt (calculated as total debt less cash and cash equivalents) and fully diluted shares of Shares, Evercore derived the theoretical future stock price for the Company at the end of each fiscal year through 2024. Evercore then discounted the projected per-share equity value as of fiscal year end 2024, to April 28, 2019 using discount rates of 11.5% to 12.5%. The discount rates were based on Evercore’s judgment of the estimated range of cost of equity for the Company based on application of the capital asset pricing model and its professional judgment given the nature of the Company’s business and its industry. Finally, Evercore added the cumulative present value of anticipated future dividends per share of the Shares payable to the Company’s stockholders through the end of fiscal year 2024, determined using the same discount rates of 11.5% to 12.5%.

This analysis resulted in the following implied per-share equity value reference ranges:

Scenario	Implied Equity Value
Management Projections	$7.16-$9.23
Sensitivity Analysis (2% reduction in CSS CAGR)	$5.12-$6.51
Sensitivity Analysis (4% reduction in CSS CAGR)	$3.23-$3.98

Evercore compared the results of this analysis to the closing price of the Shares on June 5, 2019 of $4.59, and the Merger Consideration of $6.50 per Share.

Selected Publicly Traded Companies Analysis

Evercore reviewed and compared certain financial, operating and market information relating to the Company and corresponding information of the companies listed in the table below, which Evercore deemed to be the most relevant publicly traded companies to consider in relation to the Company, based on Evercore’s professional judgment and experience. Although none of the selected companies is directly comparable to the Company, Evercore selected these companies based on its professional judgment because they are companies in the bookstore or specialty retailer industries, with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of the Company.

Selected Public Companies Analysis

Bookstores	Specialty Retailers
Barnes & Noble Education Inc.	Bed Bath & Beyond Inc.
Indigo Books & Music Inc.	Best Buy Co., Inc.
Build-A-Bear Workshop, Inc.
Dick’s Sporting Goods, Inc.
GameStop Corp.
The Michaels Companies
Office Depot, Inc.
PC Connection, Inc.
Williams-Sonoma, Inc.

Evercore reviewed the TEV of the selected public companies as (x) a multiple of estimated EBITDA and (y) a multiple of estimated earnings before interest and taxes (“EBIT”) for both the NTM and the last 12-month period (which we refer to in this Schedule 14D-9 as “LTM”). Enterprise values were calculated for purposes of this analysis as equity value (based on the closing share price of each selected company on June 5, 2019, multiplied by the fully diluted number of such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents (in the case of debt and cash and cash equivalents, calculated using the average debt, cash and cash equivalent for the last four quarters of each company as publicly reported, except for Indigo Books & Music Inc., for which Evercore calculated net debt based on its most recent publicly available balance sheet). In calculating the enterprise value of the Company, net debt included in such calculation was the average net debt (calculated as average weekly total debt less average monthly cash and cash equivalents to account for seasonality in debt and cash balances) for fiscal 2019, as provided by Company management. The other financial data of the selected public companies used by Evercore for this analysis were based on publicly available research analysts’ estimates. The financial data of the Company were based on unaudited fiscal year 2019 financial data provided to Evercore by Company management and forecasts for fiscal year 2020 as set forth in the Management Projections.

The following table sets forth the individual and median TEV/EBITDA multiples and TEV/EBIT multiples for the selected public companies calculated by industry.

	TEV / NTM EBITDA Ratio	TEV / NTM EBIT Ratio	TEV / LTM EBITDA Ratio	TEV / LTM EBIT Ratio
Bookstores
Barnes & Noble Education Inc.	2.6x	8.9x	2.6x	7.0x
Indigo Books & Music Inc.	2.0x	5.6x	N/A	N/A
Median	2.3x	7.2x	2.6x	7.0x
Specialty Retailers
Bed Bath & Beyond Inc.	3.1x	5.7x	3.0x	5.5x
Best Buy Co., Inc.	5.9x	8.3x	6.0x	8.4x
Build-A-Bear Workshop, Inc.	4.3x	N/A	N/A	N/A
Dick’s Sporting Goods, Inc.	5.3x	8.6x	5.3x	8.2x
GameStop Corp.	1.8x	2.5x	1.2x	1.6x
The Michaels Companies	5.3x	6.3x	5.2x	6.1x
Office Depot, Inc.	3.9x	6.2x	3.7x	5.8x
PC Connection, Inc.	7.4x	8.5x	7.7x	9.1x
Williams-Sonoma, Inc.	7.2x	10.0x	7.3x	10.2x
Median	5.3x	7.3x	5.2x	7.2x

Evercore estimated the following reference ranges of TEV / EBITDA multiples and TEV/ EBIT multiples for the Company based on its review of the same multiples for the selected public companies and its experience and professional judgment, and applied those multiple ranges to the Company’s NTM EBITDA, NTM EBIT, LTM EBITDA and LTM EBIT. This analysis indicated implied equity values per share of Shares as of April 28, 2019 as set forth in the table below, which Evercore compared to the closing price of the Shares on June 5, 2019 of $4.59, and the Merger Consideration of $6.50 per Share.

	TEV / NTM EBITDA	TEV / NTM EBIT	TEV / LTM EBITDA	TEV / LTM EBIT
Reference range	3.0x-4.0x	7.5x-9.5x	3.0x-4.0x	8.0x-10.0x
Implied per share equity value	$3.33-$5.36	$2.54-$3.94	$3.14-$5.09	$2.52-5.84

Selected Precedent Transactions Analysis

Evercore performed an analysis of selected precedent transactions to compare multiples paid in other transactions to the multiples implied by the Merger Consideration. Evercore analyzed 8 transactions that were announced between 2009 and 2017 involving acquisitions in the bookstore and specialty retailer sectors.

While none of the companies included in the selected precedent transactions is directly comparable to the Company and none of the transactions in the selected precedent transactions analysis is directly comparable to the Merger, Evercore selected these transactions because each of the target companies was in the bookstore or specialty retailer sector and had operating characteristics, products and services that for purposes of analysis may be considered similar to certain of the Company’s operating characteristics, products and services.

For each of the selected transactions, Evercore reviewed transaction values and calculated the TEV implied for each target company based on the consideration paid in the selected transaction, as a multiple of the target company’s LTM EBITDA. For each of the selected transactions, Evercore also calculated the TEV implied for each target company based on the consideration paid in the selected transaction, as a multiple of the target company’s LTM EBIT.

Evercore’s analysis indicated a median TEV to LTM EBITDA multiple of 5.2x. Additionally, Evercore’s analysis indicated a median TEV to LTM EBIT multiple of 7.7x. The selected precedent transactions and the TEV to LTM EBITDA multiple and the TEV to LTM EBIT multiple related thereto are set forth in the table below. Based on Evercore’s professional judgment and experience, Evercore determined that the TEV to LTM EBIT multiple of certain selected public companies were not meaningful and noted as “NM”:

Announcement Date	Target Name	Acquiror Name	TEV / LTM EBITDA	TEV / LTM EBIT
8/3/17	Student Brands	Barnes & Noble Education	5.9x	N/A
6/28/17	Staples, Inc.	Sycamore Partners	5.2x	7.7x
2/28/17	MBS Textbook Exchange, LLC	Barnes & Noble Education	3.2x	N/A
7/25/17	Outerwall Inc.	Apollo Global Management	3.6x	6.7x
7/13/15	Books-A-Million, Inc.	Take Private	3.2x	NM
6/11/15	Nebraska Book Co.	Follett Corporation	5.1x	N/A
2/20/13	Office Max Inc.	Office Depot, Inc.	6.7x	10.6x
8/10/09	Barnes & Noble College Booksellers	Barnes & Noble, Inc.	5.2x	N/A

Evercore then applied a reference range of TEV/LTM EBITDA multiples of 3.5x to 5.5x, derived by Evercore based on its review of the selected precedent transactions and its experience and professional judgment, to the estimated LTM EBITDA of the Company to derive a range of implied enterprise values for the Company.

This analysis indicated an implied per-share equity value range for the Company of $4.11 to $8.03. Evercore also applied a reference range of TEV/LTM EBIT multiples of 7.5x to 10.5x, derived by Evercore based on its review of the selected precedent transactions and its experience and professional judgment, to the estimated LTM EBIT of the Company to derive a range of implied enterprise values for the Company. This analysis indicated an implied per-share equity value range for the Company of $2.20 to $4.17. Evercore compared the results of this analysis to the closing price of the Shares on June 5, 2019 of $4.59, and the Merger Consideration of $6.50 per share.

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced for informational purposes, including, among other things, the reference precedent premia and 52-week trading range analyses described below.

Premium Paid Analysis

Evercore reviewed and analyzed premia paid in all-cash transactions with transaction values between $500 million and $1 billion since January 2014. Using publicly available information, Evercore calculated the premia paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies one day and four weeks prior to announcement of each transaction.

This analysis indicated the following:

	1 Day Prior	4 Weeks Prior
25th Percentile	20.8%	27.6%
Median	31.8%	36.8%
Mean	38.4%	42.2%
75th Percentile	48.3%	54.9%

Based on the results of this analysis, its professional judgment and experience, Evercore applied a reference range of premia of 20.8% to 48.3% to the closing Company common share price as of June 5, 2019 of $4.59. This analysis indicated implied equity values per Company common share as of June 5, 2019 of approximately $5.54 to $6.81, compared to the Merger Consideration of $6.50 per Share.

52-Week Trading Range

Evercore reviewed historical trading prices of the Shares during the 52-week period ended June 5, 2019, noting that the low and high closing prices during such period ranged from $4.31 to $7.70 for the Company.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Special Committee. In connection with the review of the merger by the Special Committee, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Shares. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Shares. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Special Committee (in its capacity as such) in connection with its evaluation of the proposed merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Special Committee or the Company’s management or that any specific amount of consideration constituted the only appropriate consideration in the Merger for the holders of Shares.

Pursuant to the terms of Evercore’s engagement letter with the Special Committee, Evercore has acted as financial advisor to the Special Committee in connection with its evaluation of the Merger and will receive a fee for its services, a portion of which was payable upon rendering its opinion and a significant portion of which is contingent upon the consummation of the Merger. The Company has also agreed to reimburse Evercore’s expenses and to indemnify Evercore against certain liabilities arising out of its engagement. See “Item 5. Person/Assets Retained, Employed, Compensated or Used.”

During the two year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to the Company and Evercore has not received any compensation from the Company during such period. In addition, during the two year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to the Sponsors and Evercore has not received any compensation from the Sponsors during such period. Evercore may provide financial advisory or other services to the Company and the Sponsors in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Sponsors, and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Sponsors.

The Special Committee engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions and valuations for corporate and other purposes.

Opinion of Barnes & Noble’s Financial Advisor

Overview

The Barnes & Noble Board retained Guggenheim Securities as its financial advisor in connection with Barnes & Noble’s exploration of strategic and financial alternatives. In selecting Guggenheim Securities as its financial advisor, the Barnes & Noble Board considered that, among other things, Guggenheim Securities has had a long-standing investment banking relationship with Barnes & Noble and is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the retail bookstore sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the June 6, 2019 meeting of the Barnes & Noble Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Barnes & Noble Board to the effect that, as of June 6, 2019 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Merger Consideration was fair, from a financial point of view, to the holders of Shares. The Guggenheim Securities fairness opinion was delivered in connection with the Original Merger Agreement and therefore references the Merger Consideration, which Guggenheim Securities assumed in its fairness opinion to be, and it is, equal to the Offer Price under the Merger Agreement.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex II to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this Schedule 14D-9):

•	was provided to the Barnes & Noble Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration;

•	did not constitute a recommendation to the Barnes & Noble Board or the Special Committee of the Barnes & Noble Board with respect to the Transaction;

•

does not constitute advice or a recommendation to any holder of Shares as to how to vote or act in connection with the Merger as contemplated by the Original Merger Agreement or otherwise or whether to tender any shares of Shares pursuant to the Offer;

•

did not address Barnes & Noble’s underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Barnes & Noble, the financing or funding of the Transaction by Parent or the effects of any other transaction in which Barnes & Noble might engage;

•	addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to the holders of Shares to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction), the Original Merger Agreement or the Merger Agreement (which provides for the Offer) or (b) any voting and support agreement, tender and support agreement or any other agreement, transaction document or instrument contemplated by the Original Merger Agreement or the Merger Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Barnes & Noble;

•

(i) did not address the individual circumstances of specific holders of Barnes & Noble’s securities (including stock options and warrants) with respect to rights or aspects which may distinguish such holders or Barnes & Noble’s securities (including stock options and warrants) held by such holders, (ii) did not address, take into consideration or give effect to any rights, preferences, restrictions or limitations or other attributes of any such securities (including stock options and warrants) or (iii) did not in any way address proportionate allocation or relative fairness; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Barnes & Noble’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Merger Consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Original Merger Agreement dated as of June 6, 2019;

•	reviewed certain publicly available business and financial information regarding Barnes & Noble;

•

reviewed certain non-public business and financial information regarding Barnes & Noble’s business and prospects (including the Management Projections), all as prepared and approved for Guggenheim Securities’ use by Barnes & Noble’s senior management;

•	reviewed the Sensitivity Analysis (such Sensitivity Analysis, together with the Management Projections, the “Financial Projections”);

•

discussed with Barnes & Noble’s senior management their strategic and financial rationale for the Transaction as well as their views of Barnes & Noble’s business, operations, historical and recent trending performance, projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the retail bookstore sector;

•

reviewed and discussed with Evercore its solicitation of indications of interest from various potential strategic and private equity acquirors, including Parent, regarding a potential transaction involving Barnes & Noble (the “Special Committee’s Solicitation Process”);

•	reviewed the historical prices, trading multiples and trading activity of the Shares;

•	performed discounted cash flow analyses based on the Financial Projections;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transaction;

•

compared the financial performance of Barnes & Noble and the trading multiples and trading activity of the Shares with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating Barnes & Noble; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•	Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information

(including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) provided by or discussed with Barnes & Noble or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Financial Projections, such other estimates and such other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, such other estimates and such other forward-looking information or the assumptions upon which they were based and (iii) relied upon the assurances of Barnes & Noble’s senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, such other estimates and such other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Financial Projections, any other estimates and any other forward-looking information provided by or discussed with Barnes & Noble, (a) Guggenheim Securities was advised by Barnes & Noble’s senior management, and Guggenheim Securities assumed, that the Financial Projections, such other estimates and such other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Barnes & Noble’s senior management as to the expected future performance of Barnes & Noble and (b) Guggenheim Securities assumed that the Financial Projections, such other estimates and such other forward-looking information had been reviewed by the Barnes & Noble Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) any financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable. Furthermore, in assessing and utilizing the Financial Projections, Guggenheim Securities took into account its various discussions with Barnes & Noble’s senior management regarding the risks and uncertainties of achieving the Financial Projections in light of (i) the current and prospective industry conditions and competitive dynamics facing Barnes & Noble, (ii) Barnes & Noble’s recent financial performance, (iii) the key commercial, operational and financial drivers of the Financial Projections and (iv) various other facts and circumstances relevant to the Financial Projections.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

Since the dates of Barnes & Noble’s formation of the Special Committee and subsequent public announcement on October 3, 2018 of its review of strategic alternatives, Guggenheim Securities was not asked by the Barnes & Noble Board or the Special Committee to, and Guggenheim Securities did not, solicit indications of interest from any strategic, financial or other third parties regarding the potential acquisition of or any other extraordinary corporate transaction involving Barnes & Noble. However, in rendering its opinion, Guggenheim Securities considered (i) the results of the Special Committee’s Solicitation Process and (ii) Guggenheim Securities’ previous discussions over the past few years with certain potential acquirors of Barnes & Noble.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Barnes & Noble or any other entity or the solvency or fair value of Barnes & Noble or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Barnes & Noble’s senior management and Barnes & Noble’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transaction to Barnes & Noble or its securityholders.

Guggenheim Securities further assumed that:

•

In all respects meaningful to its analyses, (i) the final executed form of the Original Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) Barnes & Noble and Parent will comply with all terms and provisions of the Original Merger Agreement and (iii) the representations and warranties of Barnes & Noble and Parent contained in the Original Merger Agreement were true and correct and all conditions to the obligations of each party to the Original Merger Agreement to consummate the Transaction would be satisfied without any waiver, amendment or modification thereof;

•

The Transaction will be consummated in a timely manner in accordance with the terms of the Original Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments (other than with respect to the Offer) or modifications (regulatory, tax-related or otherwise) that would have an effect on Barnes & Noble or the Transaction in any way meaningful to Guggenheim Securities’ analyses or opinion; and

•

Any amendment of the Original Merger Agreement by Barnes & Noble, Parent and the Offeror with respect to the Offer will not have any effect on Barnes & Noble or the Transaction in any way that would be meaningful to Guggenheim Securities’ analyses or opinion.

Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to Barnes & Noble may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

Summary of Financial Analysis

Overview of Financial Analysis

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Barnes & Noble Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Barnes & Noble Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Barnes & Noble and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Barnes & Noble, and none of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Transaction. However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to Barnes & Noble based on Guggenheim Securities’ familiarity with the retail bookstore sector in the United States.

•

In any event, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which Barnes & Noble was compared and the selected precedent merger and acquisition transactions to which the Transaction was compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various financial analyses:

•	CapEx: means capital expenditures.

•	DCF: means discounted cash flow.

•	EBITDA: means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

•	EBITDA—CapEx multiple: represents the relevant company’s enterprise value divided by its historical or projected EBITDA—CapEx.

•

Enterprise Value: represents the relevant company’s net equity value (as defined below) plus (i) the simple average of the principal or face amount of total debt and preferred stock for each of the last four fiscal quarters and (ii) the book value of any non-controlling/minority interests less (iii) the simple average of cash, cash equivalents, and short-term marketable investments for each of the last four fiscal quarters and (iv) the book value of any non-consolidated investments.

•	FY: means fiscal year.

•	LTM: means latest twelve months.

•	Maintenance CapEx: represents capital expenditures assuming no new store openings.

•

Net equity value: represents the relevant company’s (i) gross equity value as calculated (a) based on outstanding common shares plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

•	Normalized CapEx: represents capital expenditures consistent with historical and projected levels compared to the outsized new store capital expenditure spending in FY19.

•	VWAP: means volume-weighted average share price over the indicated period of time.

•	WACC: means weighted average cost of capital.

Recap of Implied Transaction Financial Metrics

Based on the Merger Consideration of $6.50 per Share of in cash, Guggenheim Securities calculated various implied premia (relative to Barnes & Noble’s stock price as of June 5, 2019, the day before rumors of a potential transaction were reported in the media) and implied multiples as outlined in the table below:

Transaction Implied Premia and Implied Multiples for Barnes & Noble

Merger Consideration per Share		$6.50

	Barnes & Noble Stock Price
Acquisition Premium/(Discount) Relative to Barnes & Noble’s:
Closing Stock Price @ 6/5/19	$4.59	41.6%
Unaffected Stock Price @ 10/3/18	5.46	19.0
VWAPs @ 6/5/19:
30-Day	4.82	34.8
60-Day	5.12	27.0
Past Year’s High Stock Price	7.70	(15.6)
Past Year’s Low Stock Price	4.31	50.8
Transaction Enterprise Value / EBITDA for FY19E:
Barnes & Noble Management Estimates		4.6x
Wall Street Consensus Estimates		4.6
Transaction Enterprise Value / EBITDA—Normalized CapEx for FY19E:
Barnes & Noble Management Estimates		14.3x
Wall Street Consensus Estimates		14.3
Transaction Enterprise Value / EBITDA—Maintenance CapEx for FY19E:
Barnes & Noble Management Estimates		10.8x
Wall Street Consensus Estimates		10.9

Barnes & Noble Change-of-Control Financial Analyses

Recap of Barnes & Noble Change-of-Control Financial Analyses. In evaluating Barnes & Noble in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also performed selected precedent merger and acquisition transactions analysis and selected precedent premia paid analysis and reviewed the historical trading price range for the Shares and Wall Street equity research analysts’ price targets for the Shares.

In assessing and utilizing the Financial Projections, Guggenheim Securities took into account its various discussions with Barnes & Noble’s senior management regarding the risks and uncertainties of achieving the Financial Projections in light of (i) the current and prospective industry conditions and competitive dynamics facing Barnes & Noble, (ii) Barnes & Noble’s recent financial performance, (iii) the key commercial, operational and financial drivers of the Financial Projections and (iv) various other facts and circumstances relevant to the Financial Projections.

Recap of Barnes & Noble Change-of-Control Financial Analyses

Merger Consideration per Share		$6.50

	Reference Range for Barnes & Noble on a Change-of- Control Basis
Financial Analyses	Low	High
Discounted Cash Flow Analyses:
Management Projections	$6.78	$11.10
Mid Sensitivity Analysis (reduction in CSS CAGR of 2%)	3.61	5.67
Continued Trend Sensitivity Analysis (reduction in CSS CAGR of 4%)	1.56	2.31

Selected Publicly Traded Companies Analysis:
Normalized CapEx	0.67	3.18
Maintenance CapEx	1.67	4.97

For Informational Reference Purposes
Selected Precedent M&A Transactions Analysis:
Normalized CapEx	$1.61	$3.81
Maintenance CapEx	2.91	5.80
Precedent Premia Paid Analysis	5.97	6.66
Barnes & Noble’s Stock Price Range During Past Year	4.31	7.70
Wall Street Equity Research Price Targets	5.00	10.00

Discounted Cash Flow (DCF) Analyses. Guggenheim Securities performed stand-alone discounted cash flow analyses of Barnes & Noble based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for Barnes & Noble and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analyses with respect to Barnes & Noble:

•

Guggenheim Securities utilized the Financial Projections as provided and approved for Guggenheim’s use by Barnes & Noble’s senior management (including the Management Projections and Sensitivity Analysis). Guggenheim notes the previous description of and caveats regarding the Financial Projections in the above section “—Recap of Barnes & Noble Change-of-Control Financial Analyses.”

•	Guggenheim Securities used a discount rate range of 9.50%—11.50% based on its estimate of Barnes & Noble’s weighted average cost of capital.

•

In estimating Barnes & Noble’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Barnes & Noble’s terminal year normalized after-tax unlevered free cash flow of (4.00)%—0.00%. Guggenheim Securities selected such terminal/continuing value-related perpetual growth rates based on its professional judgment taking into account various considerations and factors, including among others (i) the nature of Barnes & Noble’s businesses, recent and expected trends in and competitive dynamics with respect to, and expected long-term growth prospects for, the industry and markets in which Barnes & Noble operates, (ii) the Financial Projections and (iii) then-prevailing market expectations regarding long-term economic growth and long-term inflation. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Barnes & Noble’s implied terminal year EBITDA and EBITDA—CapEx multiples.

Guggenheim Securities’ discounted cash flow analyses resulted in overall per share reference ranges for purposes of evaluating the Shares on a stand-alone intrinsic-value basis as outlined in the table below:

Recap of Barnes & Noble Stand-Alone DCF Analyses

	Low	Mid	High
Management Projections	$6.78	$8.43	$11.10
Mid Sensitivity Analysis	3.61	4.40	5.67
Continued Trend Sensitivity Analysis	1.56	1.86	2.31

In order to assist the Barnes & Noble Board in assessing the expected value of the Shares based on the foregoing DCF analyses and solely for illustrative purposes, Guggenheim Securities prepared an illustrative matrix of expected values based on certain hypothetical probabilities of achieving the Management Projections, the Mid Sensitivity Analysis and the Continued Trend Sensitivity Analysis (in each case using the midpoint DCF value per Share per the “Recap of Barnes & Noble Stand-Alone DCF Analyses” above):

Probability-Adjusted DCF Value per Share Sensitivity(1)

		Probability of Management Projections
		0%	10%	20%	33%	40%	50%
Probability of Continued Trend Sensitivity	0%	$4.40	$4.81	$5.21	$5.75	$6.02	$6.42
	10%	4.15	4.55	4.95	5.49	5.76	6.16
	20%	3.89	4.30	4.70	5.24	5.51	5.91
	33%	3.56	3.96	4.36	4.90	5.17	5.57
	40%	3.39	3.79	4.19	4.73	5.00	5.40
	50%	3.13	3.53	3.94	4.47	4.74	5.15
	100%	1.86

(1)	Probability of the Mid Sensitivity Analysis is implied by the difference between 100% and the sum of the given probabilities for the Management Projections and Continued Trend Sensitivity Analysis.

Guggenheim Securities noted that the Merger Consideration of $6.50 per Share was higher—and in some cases significantly so—than the expected values implied by the foregoing probability-adjusted DCF analyses, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Merger Consideration.

Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed Barnes & Noble’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. The following 17 publicly traded companies were selected by Guggenheim Securities for purposes of this analysis:

Selected Publicly Traded Companies

Book Retailers
• Indigo Books & Music Inc.	• Barnes & Noble Education, Inc.

Challenged Specialty Retailers	Growing Specialty Retailers
• GNC Holdings, Inc.	• Party City Holdco, Inc.

• The Michaels Companies, Inc.	• Williams-Sonoma, Inc.

• Dick’s Sporting Goods, Inc.	• Foot Locker, Inc.

• Bed Bath & Beyond Inc.	• The Container Store Group, Inc.

• Office Depot, Inc.	• Home Depot, Inc.

• GameStop Corp.	• Lumber Liquidators Holdings, Inc.

• Pier 1 Imports, Inc.	• Tractor Supply Company

• Ulta Beauty, Inc.

Guggenheim Securities calculated, among other things, various public market trading multiples for Barnes & Noble and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Selected Publicly Traded Companies Multiples

		Enterprise Value / FY April 2019E(1) EBITDA—CapEx
Book Retailers:
Indigo Books & Music(2)		2.8x
Barnes & Noble Education		5.2
Challenged Specialty Retail:	Median	5.9x
	High	7.8
	Low	1.5
Growing Specialty Retail:	Median	12.9x
	High	23.6
	Low	5.7
Barnes & Noble(3):
Trading Basis		11.3x / 8.6x
Transaction Basis		14.3 / 10.9

(1)	All companies were calendarized to twelve months ended April 2019 for consistency with Barnes & Noble’s fiscal year.
(2)	FY19E EBITDA based on the average of FY18A and FY20E.
(3)	EBITDA—CapEx multiples based on normalized and maintenance capex respectively.

In performing its selected publicly traded companies analysis with respect to Barnes & Noble, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating Barnes & Noble on a stand-

alone public market trading basis using a trading enterprise value / FY19E EBITDA – CapEx multiple range of 5.0x – 9.0x using both Normalized and Maintenance CapEx as reference points.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of $0.67 – $3.18 per share using Normalized CapEx and $1.67 – $4.97 per share using Maintenance CapEx for purposes of evaluating the Shares on a stand-alone public market trading basis.

Guggenheim Securities further noted that the Merger Consideration of $6.50 per Share was significantly above the foregoing public market trading reference range based on the selected publicly traded companies analysis, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Merger Consideration.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Selected Precedent Merger and Acquisition Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. The following 17 precedent merger and acquisition transactions were selected by Guggenheim Securities for purposes of this analysis:

Selected Precedent Merger and Acquisition (M&A) Transactions

Date Announced	Acquiror	Target Company
Bookseller Retail

4/28/18	Elliott Capital Advisors LP	Waterstones Booksellers Ltd.
1/29/15	Management Buyout	Books-A-Million, Inc.
6/11/15	Follett Corp.	Neebo Inc. – Retail Store Division
8/10/09	Barnes & Noble, Inc.	Barnes & Noble College Booksellers, Inc.
Other Specialty Retail

3/26/18	JD Sports Fashion Plc	The Finish Line, Inc.
3/15/18	ACON Investments LLC	True Value Co.
6/29/17	Monomoy Capital LLC	West Marine, Inc.
6/28/17	Sycamore Partners Management LP	Staples, Inc.
10/3/16	Bass Pro Group LLC	Cabela’s, Inc.
8/7/16	Steinhoff International Holdings NV	Mattress Firm Holding Corp.
11/30/15	Mattress Firm Holding Corp.	HMK Mattress Holdings LLC (dba Sleepy’s)
11/23/15	CVC Capital Partners Ltd.	Petco Animal Supplies, Inc.
2/4/15	Staples, Inc.	Office Depot, Inc.
12/14/14	BC Partners Ltd.	PetSmart, Inc.
9/4/14	Mattress Firm Holding Corp.	The Sleep Train, Inc.
7/28/14	Dollar Tree, Inc.	Family Dollar Stores, Inc.
9/3/13	Jarden Corp.	The Yankee Candle Co., Inc.

Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on

Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Selected Precedent M&A Transaction Multiples

		Transaction Enterprise Value / LTM EBITDA – CapEx
Bookseller Retail:	Median	6.5x
	High	7.5
	Low	6.5
Other Specialty Retail:	Median	14.4x
	High	30.1
	Low	6.5
Parent / Barnes & Noble(1)		14.3x / 10.9x

(1)	EBITDA – CapEx multiples based on normalized and maintenance capex respectively.

In performing its selected precedent merger and acquisition transactions analysis with respect to Barnes & Noble, Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating Barnes & Noble on a change-of-control basis using a transaction enterprise value / LTM EBITDA – CapEx multiple range of 6.5x – 10.0x based on FY19E using both Normalized and Maintenance CapEx as reference points.

Guggenheim Securities’ selected precedent merger and acquisition transactions analysis resulted in overall reference ranges of $1.61 – $3.81 per Share using Normalized CapEx and $2.91 – $5.80 per share using Maintenance CapEx for purposes of evaluating the Shares on a change-of-control basis.

Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in connection with the selected precedent merger and acquisition transactions listed above in the section entitled “Selected Precedent Merger and Acquisition Transactions Analysis.” Guggenheim Securities noted that such precedent M&A transaction-related premia ranged from (i) 12.0% – 115.2% with a median of 34.4% based on the target company’s unaffected spot closing stock price and (ii) 6.9% – 115.2% with a median of 22.8% based on the target company’s stock price one day prior to announcement. Guggenheim Securities further noted that, in connection with the Transaction, the transaction-implied premia (based on the Merger Consideration of $6.50 per Share) were 19.0% versus Barnes & Noble’s unaffected closing stock price of $5.46 as of October 3, 2018 and 41.6% versus Barnes & Noble’s spot closing stock price of $4.59 on June 5, 2019 (the last trading day prior to rumors of a potential transaction being reported in the media). Due to the continued downward trend of Barnes & Noble’s stock price, Guggenheim Securities focused on the stock price one day prior to announcement and noted that the transaction-implied premia (based to the Merger Consideration) ranked at the upper end of the transaction-related premia observed in such selected precedent merger and acquisition transactions. Based on the foregoing and solely for illustrative purposes, Guggenheim Securities added illustrative acquisition premia of 30 – 45% to the spot closing stock price of the Shares as of June 5, 2019 (i.e., $4.59), which resulted in an illustrative range of $5.97 – $6.66 per Share on a hypothetical change-of-control basis.

Stock Price Trading History. Guggenheim Securities reviewed Barnes & Noble’s stock price trading history over various timeframes and noted that Barnes & Noble’s stock price had exhibited a downward trend in parallel with Barnes & Noble’s declining operating performance from May 2017 to May 2019. While trading levels were punctuated by the October 3, 2018 announcement of Barnes & Noble’s review of strategic alternatives, the downward trend continued following the disclosure of post-holiday financial results and subsequent downward revision in management guidance. Guggenheim Securities indicated that from June 6, 2018 through June 5, 2019

(the last trading day prior to rumors of a potential transaction being reported in the media), the Shares generally had traded in a range of approximately $4.31 – $7.70 per share and focused on more recent trading levels. Among other things, Guggenheim Securities noted that the Merger Consideration of $6.50 per Share exceeded Barnes & Noble’s recent 52-week low closing stock price of $4.31 on May 30, 2019, Barnes & Noble’s spot closing stock price of $4.59 on June 5, 2019 (the last trading day prior to rumors of a potential transaction being reported in the media) and Barnes & Noble’s 30-day VWAP of $4.82 as of such date.

Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for the Shares as published prior to October 3, 2018 (the last trading day prior to Barnes & Noble’s announcement of exploration of strategic and financial alternatives). Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for the Shares were $5.00 – $10.00 per share with a median of $5.00 per share. Guggenheim Securities further noted that the price targets did not reflect the continued declines in the operating performance of the Barnes’ & Noble’s businesses and operations.

Other Considerations

Except as described in the summary above, Barnes & Noble did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transaction were determined through negotiations between Parent and the Special Committee and were approved by the Barnes & Noble Board. The decision to enter into the Transaction was recommended by the Special Committee to the Barnes & Noble Board and was solely that of the Barnes & Noble Board. Guggenheim Securities’ opinion was just one of the many factors, in addition to the Special Committee’s recommendation, taken into consideration by the Barnes & Noble Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Barnes & Noble Board with respect to the fairness, from a financial point of view, to holders of Shares of the Merger Consideration pursuant to the Transaction.

Guggenheim Securities is currently and during the past two years has been engaged by Barnes & Noble to provide financial advisory and other investment banking services in connection with matters unrelated to the Transaction, for which Guggenheim Securities has received agreed upon fees. During the past two years, Guggenheim Securities has not been engaged by Parent or its affiliates to provide financial advisory or other investment banking services for which Guggenheim Securities has received compensation, except in connection with the following matters unrelated to the Transaction in respect of which Guggenheim Securities has received agreed upon fees: (i) the Claire’s Stores, Inc. bankruptcy case, in which Guggenheim Securities represented a group of senior creditors that included an affiliate of Parent and (ii) an advisory engagement last year for an affiliate of Parent in a different industry sector. Guggenheim Securities may seek to provide Barnes & Noble and Parent and their respective affiliates, investment funds and portfolio companies with financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Barnes & Noble, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Barnes & Noble, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies. Furthermore, Guggenheim Securities and its affiliates and related entities and its and their respective directors, officers, employees, consultants and agents may have investments in Barnes & Noble, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Barnes & Noble, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

(v)    Intent to Tender

Pursuant to the Support Agreement, Mr. Riggio and certain of his affiliates have agreed to tender all of the Shares that they own in the Offer. In addition, to the knowledge of the Company after making reasonable inquiry, all of the Company’s other directors and executive officers currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to the terms of Evercore’s engagement, the Special Committee has agreed to pay Evercore a success fee (based on a percentage of the aggregate value associated with the Transaction) upon consummation of the Transaction, which cash transaction fee is currently estimated to be $5.5 million. A fee of $2.0 million became payable upon the delivery of Evercore’s opinion, which will be credited against the foregoing success fee. An additional discretionary fee may be paid to Evercore by Barnes & Noble, the amount of which, if any, will be determined by the Special Committee in its sole and absolute discretion. The Special Committee has full discretion regarding the amount of such fee (if any, not to exceed a percentage of the aggregate value associated with the Transaction) and the circumstances under which such fee might be paid. At this time, the Special Committee has not made any determinations regarding the payment of a discretionary fee. In addition, the Special Committee has agreed to reimburse Evercore for certain expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

Pursuant to the terms of Guggenheim Securities’ engagement, Barnes & Noble has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the Transaction) upon consummation of the Transaction, which is currently estimated to be $5.5 million. Barnes & Noble has previously paid Guggenheim Securities a cash milestone fee of $1.4 million that became payable upon delivery of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, Barnes & Noble has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Neither Barnes & Noble nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Shares on its behalf with respect to the Transaction or related matters.

The information set forth in “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for the scheduled vesting of Options, RSUs, PSUs and Restricted Shares in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries.

Item 7.	Purposes of the Transaction, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

•

(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

We have agreed that, from the date of the Original Merger Agreement to the Offer Acceptance Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, directly or indirectly solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited Alternative Transaction Proposal (as defined in the Merger Agreement). The information set forth in “The Tender Offer—Section 11—Purpose of the Offer and Plans for Barnes & Noble; Transaction Documents” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Barnes & Noble Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors, and Affiliates—Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connections with the Transactions,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in “The Tender Offer—Section 13—Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

Stockholder Approval Not Required

The Special Committee has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Barnes & Noble and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (c) recommended that the Barnes & Noble Board adopt resolutions approving, declaring advisable and adopting the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

The Barnes & Noble Board has, based in part on the recommendation of the Special Committee, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Barnes & Noble and its stockholders, (b) approved, declared advisable and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (c) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and (d) recommended that Barnes & Noble’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Offeror in the Offer.

If the Minimum Condition is satisfied in the Offer, the Offeror will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by the Company’s stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include a person who beneficially owns or acquires 15% or more of a Delaware corporation’s outstanding voting stock and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, or (iii) the business combination is approved by the corporation’s board of directors and the affirmative vote of 66 2⁄3% of the outstanding voting stock that is not owned by the person.

The Company has opted out of Section 203 and therefore the provisions of Section 203 are inapplicable to the Company.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offeror purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in accordance with Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex III. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 9, 2019), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective time of the Merger to all the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Barnes & Noble, Inc., Attention: Corporate Secretary, 122 Fifth Avenue, New York, NY, 10011. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. If immediately before the Merger the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. Should any holder properly notify the Surviving Corporation that he, she or it intends to seek appraisal as described above, the Surviving Corporation intends to make such payment to the holder thereof in order to eliminate any accrual of interest.

In determining the value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex III to this Schedule 14D-9.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the applicable filing of Premerger Notification and Report Form with respect to the Offer, unless a Request For Additional Information and Documentary Material is received from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance with such request, unless the Antitrust Division or the FTC terminates the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time.

However, at any time before or after the Offeror’s acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Offeror or the Company or their respective subsidiaries or affiliates. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable, seeking similar relief or seeking conditions to the completion of the Offer. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances.

The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

If any such challenge is threatened or commenced by the Antitrust Division or the FTC or any state or other person, the consummation of the Offer or the Merger may be delayed or fail to be completed.

Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The ultimate parent entities of Parent submitted such filings pursuant to the HSR Act on June 25, 2019 and the Company submitted such filings pursuant to the HSR Act on June 26, 2019.

Annual and Quarterly Reports

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended April 27, 2019 and other Company filings made with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking information relating to the Company and the proposed Transactions that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements that are not historical facts. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed Transactions; Parent’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company; industry, business strategy, goals and expectations concerning the Company’s market position, future operations, future performance and profitability; the anticipated timing of closing of the Transactions; and the projections (including statements regarding projected revenue, EBITDA, EBIT and Unlevered Cash Flow). Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the Transactions (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many Company’s stockholders will tender their Shares in the Offer and the possibility that the Transactions do not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; risks regarding the failure to obtain the necessary financing to complete the Transactions; risks related to the Financing entered into in connection with the Transactions; risks related to the potential impact of the announcement or consummation of the Transactions on the Company’s important relationships, including with employees, suppliers and customers; disruption from the Transactions making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the Transactions on the market price of the Shares and on the Company’s operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the Transactions; the possibility that competing offers will be made; risks related to the ability to realize the anticipated benefits of the Transactions, including the possibility that the expected benefits from the Transactions will not be realized or will not be realized within the expected time period; the general economic environment and consumer spending patterns, decreased consumer demand for the Company’s products, low growth or declining sales and net income due to various factors, including store closings, higher-than-anticipated or increasing costs, including with respect to store closings, relocation, occupancy (including in connection with lease renewals) and labor costs, the effects of competition, the risk of insufficient access to financing to implement future business initiatives, risks associated with data privacy and information security, risks associated with the Company’s supply chain, including possible delays and disruptions and increases in shipping rates, various risks associated with the digital business, including the possible loss of customers, declines in digital content sales, risks and costs associated with ongoing efforts to rationalize the digital business, risks associated with the eCommerce business, including the possible loss of eCommerce customers and declines in eCommerce sales, the risk that financial and operational forecasts and projections are not achieved, the performance of the Company’s initiatives including but not limited to new store concepts and eCommerce initiatives, unanticipated adverse litigation results or effects, and potential infringement of the Company’s intellectual property by third parties or by the Company of the intellectual property of third parties. Other factors that may cause actual results to differ materially include those that are set forth in the Tender Offer Statement on Schedule TO and other tender offer documents filed by Parent and the Offeror. Many of these factors are beyond Company’s control. A further description of risks and uncertainties relating to the Company can be found in its Annual Reports on Form 10-K for the fiscal year ended April 27, 2019 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, the Company disclaims any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Item 9.	Exhibits.

(a)(1)	Offer to Purchase, dated July 9, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Press release, dated as of June 7, 2019, issued by Barnes & Noble, Inc. (incorporated by reference to Exhibit 99.1 to Barnes & Noble, Inc’s Form 8-K, filed with the SEC on June 7, 2019)

(a)(7)	Letter to Booksellers, dated June 7, 2019 from the Chairman and Founder of Barnes & Noble, Inc. (incorporated by reference to Barnes & Noble Inc.’s Schedule 14A, filed with the SEC on June 7, 2019)

(a)(8)	Text of Summary Advertisement as published in The New York Times on July 9, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(9)	Opinion, dated June 6, 2019 of Evercore Group, L.L.C. to the Special Committee of the Board of Directors of Barnes & Noble Inc. (included as Annex I to this Schedule 14D-9)

(a)(10)	Opinion, dated June 6, 2019 of Guggenheim Securities, LLC to the Board of Directors of Barnes & Noble, Inc. (included as Annex II to this Schedule 14D-9)

(e)(1)	Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among Barnes & Noble, Inc., Parent, and the Offeror (incorporated by reference to Exhibit 2.1 to Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on June 24, 2019)

(e)(2)	Amended and Restated Equity Commitment Letter, dated as of June 24, 2019, by and among the Sponsors and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Amended and Restated Limited Guarantee, dated as of June 24, 2019, by and among the Sponsors and Barnes & Noble, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(4)	Confidentiality Agreement, dated February 25, 2019, between Barnes & Noble, Inc. and Elliott (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(5)	Amended and Restated Voting and Support Agreement, dated June 24, 2019, by and among Leonard Riggio, Louise Riggio, LRBKS Holdings, Inc., The Riggio Foundation, Barnes & Noble, Inc. (as to Sections 7 and 9 through 19 only) and Parent (incorporated by reference to Exhibit 10.1 To Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on June 24, 2019)

(e)(6)	Barnes & Noble, Inc.’s Amended and Restated 1996 Incentive Plan (incorporated by reference to Exhibit 4.1 to Barnes & Noble, Inc.’s Registration Statement on Form S-8 (Commission File No. 333-90538) filed with the SEC on June 14, 2002)

(e)(7)	Barnes & Noble, Inc.’s 2004 Executive Performance Plan (incorporated by reference to Exhibit 10.2 to Barnes & Noble, Inc.’s Form 10-Q for the fiscal quarter ended May 1, 2004)

(e)(8)	Barnes & Noble, Inc.’s 2004 Incentive Plan (incorporated by reference to Exhibit 10.1 to Barnes & Noble, Inc.’s Form 10-Q for the fiscal quarter ended May 1, 2004)

(e)(9)	Form of Option Award Agreement of Barnes & Noble, Inc. (incorporated by reference to Exhibit 10.20 to Barnes & Noble, Inc.’s Form 10-K for the fiscal year ended January 29, 2005)

(e)(10)	Form of Restricted Stock Award Agreement of Barnes & Noble, Inc. (incorporated by reference to Exhibit 10.21 to the Barnes & Noble, Inc.’s Form 10-K for the fiscal year ended January 29, 2005)

(e)(11)	Amendment to the Barnes & Noble, Inc.’s 2004 Incentive Plan (incorporated by reference to Exhibit 10.1 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on December 21, 2006)

(e)(12)	Amendment to Barnes & Noble, Inc.’s Amended and Restated 1996 Incentive Plan (incorporated by reference to Exhibit 10.2 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on December 21, 2006)

(e)(13)	First Amendment to Barnes & Noble, Inc.’s 2004 Executive Performance Plan (incorporated by reference to Exhibit 10.2 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on December 19, 2008)

(e)(14)	Second Amendment to Barnes & Noble, Inc.’s 2004 Incentive Plan (incorporated by reference to Exhibit 10.3 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on December 19, 2008)

(e)(15)	Barnes & Noble, Inc.’s Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on December 19, 2008)

(e)(16)	Barnes & Noble, Inc.’s 2009 Executive Performance Plan (incorporated by reference to Barnes & Noble, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2009)

(e)(17)	Barnes & Noble, Inc.’s 2009 Incentive Plan (incorporated by reference to Barnes & Noble, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2009)

(e)(18)	Form of Performance Unit Award Agreement pursuant to Barnes & Noble, Inc.’s 2009 Incentive Plan (incorporated by reference to Exhibit 10.5 to Barnes & Noble, Inc.’s Form 10-Q filed with the SEC on September 9, 2010)

(e)(19)	Barnes & Noble, Inc.’s Amended and Restated 2009 Incentive Plan (incorporated by reference to Barnes & Noble, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 23, 2012)

(e)(20)	Form of Option Award Agreement pursuant to Barnes & Noble, Inc.’s Amended and Restated 2009 Incentive Plan (incorporated by reference to Exhibit 10.2 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on September 12, 2012)

(e)(21)	Form of Restricted Stock Award Agreement pursuant to Barnes & Noble, Inc.’s Amended and Restated 2009 Incentive Plan (incorporated by reference to Exhibit 10.3 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on September 12, 2012)

(e)(22)	Form of Restricted Stock Unit Award Agreement pursuant to Barnes & Noble, Inc.’s Amended and Restated 2009 Incentive Plan (incorporated by reference to Exhibit 10.4 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on September 12, 2012)

(e)(23)	Restricted Stock Unit Award Agreement pursuant to the Barnes & Noble, Inc.’s Amended and Restated 2009 Incentive Plan (incorporated by reference to Exhibit 10.80 to Barnes & Noble, Inc.’s Form 10-K filed with the SEC on June 23, 2016)

(e)(24)	Performance-Based Stock Unit Award Agreement pursuant to Barnes & Noble, Inc.’s 2009 Incentive Plan (incorporated by reference to Exhibit 10.81 to Barnes & Noble, Inc.’s Form 10-K filed with the SEC on June 23, 2016)

(e)(25)	Form of Restricted Stock Unit Award Certificate (incorporated by reference to Exhibit 10.82 to Barnes & Noble, Inc.’s Form 10-K filed with the SEC on June 23, 2016)

(e)(26)	Form of Performance Based Stock Unit Award Certificate (incorporated by reference to Exhibit 10.83 to Barnes & Noble, Inc.’s Form 10-K filed with the SEC on June 23, 2016)

(e)(27)	Form of Performance-Based Stock Unit Award Agreement pursuant to Barnes & Noble, Inc.’s Amended & Restated 2009 Incentive Plan (incorporated by reference to Exhibit 10.5 to Barnes & Noble, Inc.’s Form 10-Q filed with the SEC on September 7, 2017)

(e)(28)	Barnes & Noble, Inc. Change in Control Severance Plan, dated December 4, 2018 (incorporated by reference to Exhibit 10.1 to Barnes & Noble, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on March 7, 2019)

(e)(29)	Employment Agreement dated December 23, 2013 between Barnes & Noble, Inc. and Allen W. Lindstrom (incorporated by reference to Exhibit 10.1 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on December 24, 2013)

(e)(30)	Employment Agreement between Barnes & Noble, Inc. and Leonard Riggio, dated May 12, 2010 (incorporated by reference to Exhibit 10.1 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on May 13, 2010)

(e)(31)	Amendment to Employment Agreement between the Company and Allen W. Lindstrom, dated March 4, 2019 (incorporated by reference to Exhibit 10.4 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on March 8, 2019)

(e)(32)	Employment Agreement between the Company and Timothy Mantel, dated March 4, 2019 (incorporated by reference to Exhibit 10.1 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on March 8, 2019)

(e)(33)	Employment Agreement between the Company and William E. Wood, dated March 4, 2019. (incorporated by reference to Exhibit 10.2 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on March 8, 2019)

(e)(34)	Employment Agreement between the Company and Mary Ellen Keating, dated March 4, 2019 (incorporated by reference to Exhibit 10.3 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on March 8, 2019)

(e)(35)	Employment Agreement between the Company and Joseph C. Gorman, dated March 19, 2019. (incorporated by reference to Exhibit 10.3 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on March 25, 2019)

(e)(36)	Form of Retention Award Agreement (incorporated by reference to Exhibit 10.5 to Barnes & Noble, Inc.’s Form 8-K filed with the SEC on March 8, 2019)

(e)(37)*	Letter Agreement, dated November 7, 2018, between the Company and Peter Herpich

(e)(38)*	Retention Bonus Agreement, dated December 12, 2018, between the Company and Peter Herpich

(e)(39)*	Letter Agreement, dated February 11, 2014, between the Company and Michelle Smith

(e)(40)*	Letter Agreement, dated February 8, 2019, between the Company and Carlo A. Pochintesta

(e)(41)	Excerpts from Barnes & Noble, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on August 24, 2018 (incorporated by reference to Barnes & Noble, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on August 24, 2018)

(e)(42)	Excerpts from Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on December 7, 2018 (incorporated by reference to Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on December 7, 2018)

(e)(43)	Excerpts from Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on March 8, 2019 (incorporated by reference to Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on March 8, 2019)

(e)(44)	Excerpts from Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on March 25, 2019 (incorporated by reference to Barnes & Noble, Inc.’s Current Report on Form 8-K filed with the SEC on March 25, 2019)

* Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BARNES & NOBLE, INC.

By:	/s/ Bradley A. Feuer
Name:	Bradley A. Feuer
Title:	Vice President, General Counsel and Corporate Secretary

Dated: July 9, 2019

ANNEX I

June 6, 2019

Special Committee of the Board of Directors

Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York 10011

Members of the Special Committee:

We understand that Barnes & Noble, Inc., a Delaware corporation (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Chapters Holdco Inc., a Delaware corporation (the “Acquiror”), and Chapters Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Acquiror (the “Merger Sub”). Pursuant to, and subject to the terms and conditions set forth in, the Merger Agreement, the Merger Sub shall merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger. At the Effective Time of the Merger, each outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than shares owned by the Company or any of its subsidiaries (or held in the Company’s treasury), owned by the Acquiror or any of its subsidiaries (including the Merger Sub), and Dissenting Shares, will be converted into the right to receive $6.50 in cash, without interest thereon (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement, and capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

The Special Committee has asked us whether, in our opinion, the Merger Consideration to be received by holders of the Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(ii)	reviewed certain non-public historical financial and operating data of the Company furnished to us by management of the Company;

(iii)

reviewed certain internal projected financial data relating to the Company under various business assumptions prepared and furnished to us by management of the Company on March 22, 2019 (the “Forecasts”), and at your instruction, reviewed certain projected financial data relating to the Company under various alternative business assumptions provided by management of the Company (the “Sensitivity Cases”);

(iv)

discussed with the Special Committee and management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);

(v)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vi)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vii)

compared the financial performance of the Company, and the valuation multiples relating to the Merger with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

Special Committee of the Board of Directors

Barnes & Noble, Inc.

(viii)	reviewed the financial terms and conditions of the draft Merger Agreement, dated June 6, 2019; and

(ix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. At your instruction in light of historical trends and business developments subsequent to the Forecasts, for purposes of our opinion, we have reviewed and considered the Forecasts and the Sensitivity Cases and considered the impact on the future financial performance of the Company under the assumptions reflected in the Forecasts and the Sensitivity Cases. With respect to the Forecasts and the Sensitivity Cases, we have assumed with your consent that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company under the assumptions reflected therein. We express no view as to the Forecasts or the Sensitivity Cases, or the assumptions on which the Forecasts or the Sensitivity Cases are based. We express no view as to estimates prepared by management of the Company with respect to the Company’s net operating loss tax carry forwards (“NOLs”) and the Company’s ability to utilize those NOLs to achieve future tax savings.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not materially differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct in all material respects, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or reduce the contemplated benefits to the holders of the Company Common Stock of the Merger.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the

Special Committee of the Board of Directors

Barnes & Noble, Inc.

Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. Our opinion does not constitute a recommendation to the Special Committee or to any other persons in respect of the Merger, including as to how any holder of shares of the Company Common Stock should vote or act in respect of the Merger. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Special Committee in connection with its evaluation of the Merger and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a significant portion of which is contingent upon the consummation of the Merger. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company or the Acquiror and we have not received any compensation from the Company or the Acquiror during such period. We may provide financial advisory or other services to the Company and the Acquiror in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Acquiror, and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Acquiror.

Our financial advisory services and this opinion are provided for the information and benefit of the Special Committee (in its capacity as such) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Except as otherwise permitted pursuant to the terms of our engagement letter with the Company and the Special Committee, this opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except that (i) members of the Special Committee may rely on this opinion, (ii) such information and advice may be provided on a confidential and non-reliance basis to the legal advisors of the Special Committee who have a need to know in connection with the Merger, (iii) the Company may reproduce a copy of this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Merger and (iv) the Company and its affiliates may publicly disclose the fact that the Special Committee has engaged Evercore Group L.L.C. as its financial advisor in connection with the Merger.

Special Committee of the Board of Directors

Barnes & Noble, Inc.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of the Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours, EVERCORE GROUP L.L.C.

By:	/s/ Anthony J. Magro
Anthony J. Magro

ANNEX II

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

June 6, 2019

The Board of Directors

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

Members of the Board:

We understand that Barnes & Noble, Inc. (“Barnes & Noble”) and Chapters Holdco Inc. (“Chapters”) intend to enter into an Agreement and Plan of Merger to be dated as of June 6, 2019 (the “Agreement”), pursuant to which Chapters Merger Sub Inc., a wholly owned subsidiary of Chapters (“Merger Sub”), will merge with and into Barnes & Noble (the “Merger”) and Barnes & Noble will become a wholly owned subsidiary of Chapters. Pursuant to the Agreement, each of the issued and outstanding shares of the common stock, par value $0.001 per share, of Barnes & Noble (“Barnes & Noble Common Stock”) will (subject to certain exceptions) be automatically converted into the right to receive $6.50 in cash (the “Merger Consideration”). Further pursuant to the Agreement, we understand that (i) Barnes & Noble, Chapters and Merger Sub may amend the Agreement to provide that, in lieu of the Merger, the transactions contemplated by the Agreement will be consummated through a tender offer effected by Merger Sub to purchase each of the issued and outstanding shares of Barnes & Noble Common Stock (other than shares owned by Chapters, Merger Sub or their affiliates) at a price per share equal to the Merger Consideration (such tender offer, the “Offer”) and (ii) following the consummation of the Offer, Merger Sub will merge with and into Barnes & Noble (such merger, together with the Offer as an integrated transaction, the “Tender Offer Transaction”), as a result of which (a) Barnes & Noble will become a wholly owned subsidiary of Chapters and (b) each share of Barnes & Noble Common Stock will (subject to certain exceptions) be converted into the Merger Consideration. The Merger and, as applicable, the Tender Offer Transaction are referred to herein as the “Transaction.” The terms and conditions of the Transaction are, subject to amendment with respect to the Tender Offer Transaction, more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Merger Consideration is fair, from a financial point of view, to the holders of Barnes & Noble Common Stock.

In the course of performing our reviews and analyses for rendering our opinion, we have:

◾	Reviewed a draft of the Agreement dated as of June 6, 2019;

◾	Reviewed certain publicly available business and financial information regarding Barnes & Noble;

◾

Reviewed certain non-public business and financial information regarding Barnes & Noble’s business and prospects (including certain financial projections for Barnes & Noble for the fiscal years ending April 27, 2019 through April 27, 2024 (the “Management Projections”)), all as prepared and approved for our use by Barnes & Noble’s senior management;

◾

Reviewed certain sensitivities to the Management Projections prepared at the direction of the Special Committee of Barnes & Noble’s Board of Directors (the “Special Committee”) and approved for our use by Barnes & Noble’s senior management (such sensitivities, together with the Management Projections, the “Financial Projections”);

◾

Discussed with Barnes & Noble’s senior management their strategic and financial rationale for the Transaction as well as their views of Barnes & Noble’s business, operations, historical and recent trending performance, projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the retail bookstore sector;

The Board of Directors

Barnes & Noble, Inc.

June 6, 2019

◾

Reviewed and discussed with the Special Committee’s financial advisor, Evercore Group L.L.C. (“Evercore”), its solicitation of indications of interest from various potential strategic and private equity acquirors, including Chapters, regarding a potential transaction involving Barnes & Noble (the “Solicitation Process”);

◾	Reviewed the historical prices, trading multiples and trading activity of the shares of Barnes & Noble Common Stock;

◾	Performed discounted cash flow analyses based on the Financial Projections;

◾	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

◾

Compared the financial performance of Barnes & Noble and the trading multiples and trading activity of the shares of Barnes & Noble Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Barnes & Noble; and

◾	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

◾

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) provided by or discussed with Barnes & Noble or obtained from public sources, data suppliers and other third parties.

◾

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Financial Projections, such other estimates and such other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, such other estimates and such other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of Barnes & Noble’s senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, such other estimates and such other forward-looking information) incomplete, inaccurate or misleading.

◾

Specifically, with respect to (i) the Financial Projections, any other estimates and any other forward-looking information provided by or discussed with Barnes & Noble, (a) we have been advised by Barnes & Noble’s senior management, and we have assumed, that the Financial Projections, such other estimates and such other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Barnes & Noble’s senior management as to the expected future performance of Barnes & Noble and (b) we have assumed that the Financial Projections, such other estimates and such other forward-looking information have been reviewed by Barnes & Noble’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable. Furthermore, in assessing and utilizing the Financial Projections, we took into account our various discussions with Barnes & Noble’s senior management regarding the risks and uncertainties of

The Board of Directors

Barnes & Noble, Inc.

June 6, 2019

achieving the Financial Projections in light of (i) the current and prospective industry conditions and competitive dynamics facing Barnes & Noble, (ii) Barnes & Noble’s recent financial performance, (iii) the key commercial, operational and financial drivers of the Financial Projections and (iv) various other facts and circumstances relevant to the Financial Projections.

Since the dates of Barnes & Noble’s formation of the Special Committee and subsequent public announcement on October 3, 2018 of its review of strategic alternatives, we were not asked by Barnes & Noble’s Board of Directors or the Special Committee to, and we did not, solicit indications of interest from any strategic, financial or other third parties regarding the potential acquisition of or any other extraordinary corporate transaction involving Barnes & Noble. However, in rendering our opinion, we have considered (i) the results of the Solicitation Process undertaken by the Special Committee and Evercore and (ii) our previous discussions over the past few years with certain potential acquirors of Barnes & Noble.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Barnes & Noble or any other entity or the solvency or fair value of Barnes & Noble or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Barnes & Noble’s senior management and Barnes & Noble’s other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Barnes & Noble or its securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Barnes & Noble and Chapters will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Barnes & Noble and Chapters contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that (i) the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments (other than with respect to the Tender Offer Transaction) or modifications (regulatory, tax-related or otherwise) that would have an effect on Barnes & Noble or the Transaction in any way meaningful to our analyses or opinion and (ii) any amendment of the Agreement by Barnes & Noble, Chapters and Merger Sub with respect to the Tender Offer Transaction will not have any effect on Barnes & Noble or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of Barnes & Noble Common Stock or other securities or financial instruments of or relating to Barnes & Noble may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to Barnes & Noble in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the earlier of the delivery of our opinion or the execution of a definitive agreement with respect to the Transaction. In addition, Barnes & Noble has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

The Board of Directors

Barnes & Noble, Inc.

June 6, 2019

Guggenheim Securities, LLC (“Guggenheim Securities”) is currently and during the past two years has been engaged by Barnes & Noble to provide financial advisory and other investment banking services in connection with matters unrelated to the Transaction, for which we have received agreed upon fees. During the past two years, Guggenheim Securities has not been engaged by Chapters or its affiliates to provide financial advisory or other investment banking services for which we have received compensation, except in connection with the following matters unrelated to the Transaction in respect of which we received agreed upon fees: (i) the Claire’s Stores, Inc. bankruptcy case, in which Guggenheim Securities represented a group of senior creditors that included an affiliate of Chapters and (ii) an advisory engagement last year for an affiliate of Chapters in a different industry sector. Guggenheim Securities may seek to provide Barnes & Noble and Chapters and their respective affiliates, investment funds and portfolio companies with financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Barnes & Noble, Chapters, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Barnes & Noble, Chapters, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies. Furthermore, Guggenheim Securities and its affiliates and related entities and our and their respective directors, officers, employees, consultants and agents may have investments in Barnes & Noble, Chapters, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Barnes & Noble, Chapters, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Barnes & Noble’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement to be distributed to the holders of Barnes & Noble Common Stock in connection with the Merger and in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Barnes & Noble Common Stock in connection with the Tender Offer Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Barnes & Noble’s Board of Directors or the Special Committee with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Barnes & Noble

The Board of Directors

Barnes & Noble, Inc.

June 6, 2019

Common Stock as to how to vote or act in connection with the Merger or otherwise or whether to tender any shares of Barnes & Noble Common Stock pursuant to the Offer. Our opinion does not address Barnes & Noble’s underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Barnes & Noble, the financing or funding of the Transaction by Chapters or the effects of any other transaction in which Barnes & Noble might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to the holders of Barnes & Noble Common Stock. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction), the Agreement or any eventual documentation for the Tender Offer Transaction or (b) any voting and support agreement, tender and support agreement or any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Barnes & Noble. Our opinion (i) does not address the individual circumstances of specific holders of Barnes & Noble’s securities (including stock options and warrants) with respect to rights or aspects which may distinguish such holders or Barnes & Noble’s securities (including stock options and warrants) held by such holders, (ii) does not address, take into consideration or give effect to any rights, preferences, restrictions or limitations or other attributes of any such securities (including stock options and warrants) or (iii) does not in any way address proportionate allocation or relative fairness. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Barnes & Noble’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Merger Consideration or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Barnes & Noble Common Stock.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the

III-1

procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), §253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

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§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent

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corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not

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commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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